    As filed with the Securities and Exchange Commission on February 17, 1999.

                                                          File No. 333-52637


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                           PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                       FORM S-6


                 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                     FORM N-8B-2

A.   Exact name of trust:  Separate Account Five

B.   Name of depositor:  Hartford Life and Annuity Insurance Company

C.   Complete address of depositor's principal executive offices:

     P.O. Box 2999
     Hartford, CT  06104-2999

D.   Name and complete address of agent for service:

     Marianne O'Doherty, Esq.
     Hartford Life Insurance Companies
     P.O. Box 2999
     Hartford, CT  06104-2999


 It is proposed that this filing will become effective:

     ___  immediately upon filing pursuant to paragraph (b) of Rule 485
     ___  on ________________, 1999 pursuant to paragraph (b) of Rule 485
     ___  60 days after filing pursuant to paragraph (a)(1) of Rule 485
     ___  on ________________, 1999 pursuant to paragraph (a)(1) of Rule 485
     ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.


E. Title and amount of securities being registered: Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

G.   Amount of filing fee: Not applicable.

H. Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.


The registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                           RECONCILIATION AND TIE BETWEEN
                              FORM N-8B-2 AND PROSPECTUS


Item No. of
Form N-8B-2         CAPTION IN PROSPECTUS

-----------         --------------------
     1.             Cover page

     2.             Cover page

     3.             Not applicable

     4.             The Company; Distribution of the Policies

     5.             Summary - The Separate Account; The Separate Account-
                    General

     6.             The Separate Account - General

     7.             Not required by Form S-6

     8.             Not required by Form S-6

     9.             Legal Proceedings

     10. Summary; The Separate Account - The Portfolios; The Policy-Application for a Policy; Policy Benefits and Rights; Other Matters - Voting Rights; Dividends

     11.            Summary; The Separate Account - The Portfolios

     12.            Summary; The Separate Account- The Portfolios

     13.            Deductions and Charges; Distribution of the Policies;
                    Federal Tax Considerations

     14.            The Policy - Application for a Policy

     15.            The Policy - Allocation of Premiums

     16. The Separate Account - The Portfolios; The Policy - Allocation of Premiums

     17. Summary; Policy Benefits and Rights - Account Value and Amount Payable on Surrender of the Policy, Cancellation and Exchange Rights

Item no. of
Form N-8B-2         CAPTION IN PROSPECTUS
-----------         ---------------------
     18.            The Separate Account - The Portfolios; Deduction and
                    Charges; Federal Tax Considerations

     19.            Other Matters - Statements to Policy Owners

     20.            Not applicable

     21.            Policy Benefits and Rights - Policy Loans

     22.            Not applicable

     23.            Safekeeping of the Separate Account's Assets

     24.            Other Matters - Assignment

     25.            The Company

     26.            Not applicable

     27.            The Company

     28.            The Company

     29.            The Company

     30.            Not applicable

     31.            Not applicable

     32.            Not applicable

     33.            Not applicable

     34.            Not applicable

     35.            Distribution of Policies

     36.            Not required by Form S-6

     37.            Not applicable

     38.            Distribution of the Policies

Item no. of
Form N-8B-2         CAPTION IN PROSPECTUS
-----------         ---------------------

     39.            The Company; Distribution of the Policies

     40.            Not applicable

     41.            The Company; Distribution of the Policies

     42.            Not applicable

     43.            Not applicable

     44.            The Policy - Allocation of Premiums

     45.            Not applicable

     46.            Policy Benefits and Rights - Account Value

     47.            The Separate Account - The Portfolios

     48.            Cover Page; The Company

     49.            Not applicable

     50.            The Separate Account - General

     51. Summary; The Company; The Policy; Policy Benefits and Rights; Other Matters - Beneficiary

     52.            The Separate Account - The Portfolios, Investment Adviser

     53.            Federal Tax Considerations

     54.            Not applicable

     55.            Not applicable

     56.            Not required by Form S-6

     57.            Not required by Form S-6

     58.            Not required by Form S-6

     59.            Not required by Form S-6

SELECT DIMENSIONS LIFE SERIES II
MODIFIED SINGLE PREMIUM VARIABLE LIFE
INSURANCE POLICIES
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
P.O. Box 2999
Hartford, CT 06104-2999
Telephone (800) 231-5453
--------------------------------------------------------------------------------

This Prospectus describes Select Dimensions Life Series II, a modified single premium variable life insurance Policy ("Policy" or "Policies") offered to applicants age 90 and under by Hartford Life and Annuity Insurance Company ("Hartford"). The Policy allows the Policy Owner pay a single premium and, subject to restrictions, additional premiums.

The Policy is a modified endowment contract for federal income tax purposes, except in certain cases described under "Federal Tax Considerations," page 24. A loan, distribution or other amount received from a Modified Endowment Contract during the life of the insured will be taxed to the extent of any accumulated income in the Policy. Any surrender amounts that are taxable will be subject to a 10% additional tax, with certain exceptions.


Generally, the minimum initial premium Hartford will accept is $10,000. The initial premium will be allocated to the Money Market Portfolio. After the right to cancel period has expired, the amount so allocated will be transferred to the Portfolios specified in the Policy Owner's application. There are currently 18 Sub-Accounts available under the Policy. Underlying investment portfolios ("Portfolios") are available through the Morgan Stanley Dean Witter Select Dimensions Investment Series (the "Fund"). The following Portfolios are available under the Policy: the Money Market Portfolio, the North American Government Securities Portfolio, the Diversified Income Portfolio, the Balanced Growth Portfolio, the Utilities Portfolio, the Dividend Growth Portfolio, the Value-Added Market Portfolio, the Growth Portfolio, the American Value Portfolio, the Mid-Cap Growth Portfolio, the Global Equity Portfolio, the Developing Growth Portfolio, and the Emerging Markets Portfolio of the Morgan Stanley Dean Witter Select Dimensions Investment Series; the High Yield Portfolio, the Mid-Cap Value Portfolio and the Emerging Markets Debt Portfolio of the Morgan Stanley Dean Witter Universal Funds, Inc., the Strategic Stock Portfolio and the Enterprise Portfolio of the Van Kampen American Capital Life Investment Trust.


There is no guaranteed minimum Account Value for a Policy. The Account Value of a Policy will vary up or down to reflect the investment experience of the Portfolios to which premiums have been allocated. The Policy Owner bears the investment risk for all amounts allocated to the Portfolios. The Policy continues in effect while the Cash Surrender Value is sufficient to pay the monthly charges under the Policy ("Deduction Amount"). The Policy may terminate if the Cash Surrender Value is insufficient to cover a Deduction Amount and, after expiration of a specified period, no additional premium payments are received by Hartford.

The Policies provide for a Face Amount, which is the minimum death benefit under the Policy. The death benefit ("Death Benefit") may be greater than the Face Amount. The Account Value will, and under certain circumstances the Death Benefit of the Policy may, increase or decrease based on the investment experience of the Portfolios to which premiums have been allocated. However, while the Policy is in force, the Death Benefit will never be less than the Face Amount. At the death of the Insured, Hartford will pay the Death Proceeds to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Policy.


This prospectus is one part of a Registration Statement that we file with the Securities and Exchange Commission. The entire Registration Statement contains this prospectus, financial statements and other exhibits and information regarding the Separate Account, sales loads, administrative, management and other fees. You may view the entire Registration Statement on the Securities and Exchange Commission website (HTTP://WWW.SEC.GOV).


IT MAY NOT BE ADVANTAGEOUS TO PURCHASE VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE POLICY.

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE PORTFOLIOS WHICH CONTAIN A FULL DESCRIPTION OF THOSE PORTFOLIOS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PRODUCTS DESCRIBED HEREIN ARE NOT DEPOSITS OF, OR GUARANTEED BY ANY BANK, NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.


THE DATE OF THIS PROSPECTUS IS MARCH 29, 1999.

TABLE OF CONTENTS
      --------------------------------------------------------------------

                                                                         PAGE
 ----------------------------------------------------------------------------
   Special Terms                                                           3
 ----------------------------------------------------------------------------
   Summary                                                                 5
 ----------------------------------------------------------------------------
   The Company                                                             7
 ----------------------------------------------------------------------------
   The Separate Account                                                    7
 ----------------------------------------------------------------------------
      General                                                              7
 ----------------------------------------------------------------------------
      The Portfolios                                                       8
 ----------------------------------------------------------------------------
      The Investment Advisers                                             10
 ----------------------------------------------------------------------------
   The Policy                                                             10
 ----------------------------------------------------------------------------
      Application for a Policy                                            10
 ----------------------------------------------------------------------------
      Premiums                                                            11
 ----------------------------------------------------------------------------
      Allocation of Premiums                                              11
 ----------------------------------------------------------------------------
      Accumulation Unit Values                                            11
 ----------------------------------------------------------------------------
   Deductions and Charges                                                 11
 ----------------------------------------------------------------------------
      Chart of Deductions and Charges                                     12
 ----------------------------------------------------------------------------
      Cost of Insurance Charge                                            12
 ----------------------------------------------------------------------------
      Administrative Charge                                               13
 ----------------------------------------------------------------------------
      Annual Maintenance Fee                                              13
 ----------------------------------------------------------------------------
      Surrender Charge                                                    13
 ----------------------------------------------------------------------------
      Policy Owner Options                                                13
 ----------------------------------------------------------------------------
        Option 1                                                          13
 ----------------------------------------------------------------------------
        Option 2                                                          14
 ----------------------------------------------------------------------------
      Other Deductions and Charges                                        14
 ----------------------------------------------------------------------------
   Policy Benefits and Rights                                             15
 ----------------------------------------------------------------------------
      Death Benefit                                                       15
 ----------------------------------------------------------------------------
      Account Value                                                       15
 ----------------------------------------------------------------------------
      Transfer of Account Value                                           15
 ----------------------------------------------------------------------------
      Policy Loans                                                        16
 ----------------------------------------------------------------------------
      Amount Payable on Surrender of the Policy                           16
 ----------------------------------------------------------------------------
      Partial Surrenders                                                  16
 ----------------------------------------------------------------------------
      Benefits at Maturity                                                17
 ----------------------------------------------------------------------------
      Lapse and Reinstatement                                             17
 ----------------------------------------------------------------------------
      Cancellation and Exchange Rights                                    17
 ----------------------------------------------------------------------------
      Suspension of Valuation, Payments and Transfers                     17
 ----------------------------------------------------------------------------
   Last Survivor Policies                                                 17
 ----------------------------------------------------------------------------

                                                                         PAGE
 ----------------------------------------------------------------------------

   Other Matters                                                          18
 ----------------------------------------------------------------------------
      Voting Rights                                                       18
 ----------------------------------------------------------------------------
      Statements to Policy Owners                                         18
 ----------------------------------------------------------------------------
      Limit on Right to Contest                                           18
 ----------------------------------------------------------------------------
      Misstatement as to Age and Sex                                      18
 ----------------------------------------------------------------------------
      Settlement Provisions                                               18
 ----------------------------------------------------------------------------
      Beneficiary                                                         20
 ----------------------------------------------------------------------------
      Assignment                                                          20
 ----------------------------------------------------------------------------
      Dividends                                                           20
 ----------------------------------------------------------------------------
   Executive Officers and Directors                                       21
 ----------------------------------------------------------------------------
   Distribution of the Policies                                           25
 ----------------------------------------------------------------------------
   Safekeeping of the Separate Account's Assets                           26
 ----------------------------------------------------------------------------
   Federal Tax Considerations                                             26
 ----------------------------------------------------------------------------
      General                                                             26
 ----------------------------------------------------------------------------
      Taxation of Hartford and the Separate Account                       26
 ----------------------------------------------------------------------------
      Income Taxation of Policy Benefits                                  26
 ----------------------------------------------------------------------------
      Last Survivor Policies                                              26
 ----------------------------------------------------------------------------
      Modified Endowment Contracts                                        26
 ----------------------------------------------------------------------------
      Estate and Generation Skipping Taxes                                27
 ----------------------------------------------------------------------------
      Diversification Requirements                                        27
 ----------------------------------------------------------------------------
      Ownership of the Assets in the Separate Account                     27
 ----------------------------------------------------------------------------
      Life Insurance Purchased for Use in Split Dollar Arrangements       28
 ----------------------------------------------------------------------------
      Federal Income Tax Withholding                                      28
 ----------------------------------------------------------------------------
      Non-Individual Ownership of Contracts                               28
 ----------------------------------------------------------------------------
      Other                                                               28
 ----------------------------------------------------------------------------
      Life Insurance Purchases by Nonresident Aliens and Foreign
      Corporations                                                        28
 ----------------------------------------------------------------------------
   Legal Proceedings                                                      28
 ----------------------------------------------------------------------------
   Legal Matters                                                          28
 ----------------------------------------------------------------------------
   Experts                                                                29
 ----------------------------------------------------------------------------
   Year 2000                                                              29
 ----------------------------------------------------------------------------
   Appendix A -- Illustrations of Benefits                                30
 ----------------------------------------------------------------------------


 THE POLICIES AND/OR POLICY OWNER OPTION 2 MAY NOT BE AVAILABLE IN ALL STATES.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

                              2   - PROSPECTUS

SPECIAL TERMS
      --------------------------------------------------------------------

As used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: The current value of the Sub-Accounts plus the value of the Loan Account under the Policy.

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account.

ANNUAL WITHDRAWAL AMOUNT: The amount of a surrender or partial surrender that is not subject to the Surrender Charge. This amount in any Policy Year is the greater of 10% of premiums or 100% of cumulative earnings (Account Value less premiums paid).

ANNUITY UNIT: An accounting unit of measure used to calculate the amount of annuity payments.

ATTAINED AGE: The Issue Age plus the number of fully completed Policy Years.

CASH SURRENDER VALUE: The Cash Value less all Indebtedness.

CODE: The Internal Revenue Code of 1986, as amended.

COVERAGE AMOUNT: The Death Benefit less the Account Value.

DEATH BENEFIT: The greater of (1) the Face Amount specified in the Policy or (2) the Account Value on the date of death multiplied by a stated percentage as specified in the Policy.

DEATH PROCEEDS: The amount that Hartford will pay on the death of the Insured. This equals the Death Benefit less any Indebtedness.


DEDUCTION AMOUNT: A deduction on the Policy Anniversary and on each Monthly Activity Date for the cost of insurance, Tax Expense charges under Option 1, an administrative charge and a mortality and expense risk charge.


FACE AMOUNT: On the Policy Date, the initial Face Amount is the amount shown on the Policy's specifications page. Thereafter, the Face Amount is reduced by any partial surrenders.

FUNDS: The registered investment management companies in which assets of the Separate Account may be invested.

GUIDELINE SINGLE PREMIUM: The "Guideline Single Premium" as defined in Section 7702 of the Code.

HOME OFFICE: Currently located at 200 Hopmeadow Street, Simsbury, Connecticut; however, the mailing address is P.O. Box 2999, Hartford, Connecticut 06104-2999.

INDEBTEDNESS: All monies owed to Hartford by the Policy Owner, including all outstanding loans on the Policy, any interest due or accrued and any unpaid Deduction Amount or annual maintenance fee arising during a grace period.

INSURED: The person on whose life the Policy is issued.

ISSUE AGE: As of the Policy Date, the Insured's age on Insured's last birthday.

LOAN ACCOUNT: An account in Hartford's General Account, established for any amounts transferred from the Sub-Accounts for requested loans. The Loan Account credits a fixed rate of interest that is not based on the investment experience of the Separate Account.


MONTHLY ACTIVITY DATE: The day of each month on which deductions and charges are subtracted from the Account Value of the Policy. Monthly Activity Dates occur on the same day of the month as the Policy Anniversary.


POLICY: For a Policy issued to an individual, the Policy is the individual Policy and any endorsements or riders. For a group Policy, the Policy is a certificate evidencing a participatory interest in a group Policy and any endorsements or riders. Any references in this Prospectus to a Policy includes the certificate.


POLICY ANNIVERSARY: The yearly anniversary of the Policy Date.



POLICY DATE: The issue date of the Policy.


POLICY OWNER: The owner of the Policy.

POLICY OWNER OPTIONS: The Policy Owner may elect one of two options offered by Hartford to pay Mortality and Expense Risk charges and certain tax related charges. The Policy Owner must elect the option at the time the Policy is issued and the option cannot be changed once the Policy is issued. The following options are available:


  OPTION 1: ASSET BASED CHARGES: Under this option the Policy Owner elects to pay a Mortality and Expense Risk charge that is deducted monthly from Account Value at an annual rate of .90% in Policy Years 1 through 10 and at an annual rate of .50% in Policy Years 11 and beyond; a Tax Expense charge that is also deducted monthly at an annual rate of .40% for the first 10 Policy Years and an Unamortized Tax charge that is imposed during the first 9 Policy Years on surrenders or partial surrenders according to the rate set forth in the section entitled "Deductions and Charges -- Policy Owner Options -- Unamortized Tax Charge."



  OPTION 2: FRONTED CHARGES: Under this option the Policy Owner elects to pay a Mortality and Expense Risk charge that is deducted monthly from Account Value at an annual rate of .65% in Policy Years 1 through 10 and an annual rate of .50% in Policy Years 11 and beyond and a Tax Expense charge that is deducted from any Premium payment in all Policy Years at an annual rate of 4.0%. This option is not available in all states. See "Deductions and Charges -- Policy Owner Options."


POLICY YEAR: The twelve months between Policy Anniversaries.

SEPARATE ACCOUNT: Separate Account Five, an account established by Hartford to separate the assets funding the Policies from other assets of Hartford.

                              3   - PROSPECTUS

SUB-ACCOUNT: The subdivisions of the Separate Account used to allocate a Policy Owner's Account Value, less Indebtedness, among the Funds.

SURRENDER CHARGE: A charge which may be assessed upon surrender of a Policy or partial surrenders in excess of the Annual Withdrawal Amount.

VALUATION DAY: The date on which the Sub-Account is valued. The Valuation Day is every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

                              4   - PROSPECTUS

SUMMARY
      --------------------------------------------------------------------

THE POLICIES

The Policies are life insurance Policies with death benefits, cash values and other traditional life insurance features. The Policies are "variable." Unlike the fixed benefits of ordinary whole life insurance, the Account Value will, and the Death Benefit may increase or decrease based on the investment experience of the Portfolios to which premium payments have been allocated. The Policies are credited with units ("Accumulation Units") to calculate Account Values. The Policy Owner may transfer the Account Values among the Portfolios.


The Policies can be issued on either a single life or "last survivor" basis. For a discussion of how last survivor Policies operate differently from single life Policies, see "Last Survivor Policies."


THE SEPARATE ACCOUNT AND
THE PORTFOLIOS


Separate Account Five ("Separate Account") funds the variable life insurance Policies offered by this Prospectus. Hartford established the Separate Account pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940. The Policies currently offer 18 Sub-Accounts, each investing exclusively in a Portfolio. The investment objectives of the Portfolios are as set forth in "The Separate Account -- The Portfolios," page 7. Applicants should read the Fund's prospectus accompanying this Prospectus in connection with the purchase of a Policy.


PREMIUMS

The Policy permits the Policy Owner to pay a large single premium and, subject to restrictions, additional premiums. The Policy Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, applicants between the ages of 35 and 80 may be eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards. For applicants who are below age 35 or above age 80, or who do not meet simplified underwriting eligibility, full underwriting applies, except that substandard underwriting applies in those cases that represent substandard risks according to customary underwriting guidelines.

DEDUCTIONS AND CHARGES


On the Policy Date and on each Monthly Activity Date, Hartford will deduct a Deduction Amount from the Account Value. The Deduction Amount will be made pro rata from each Sub-Account. The Deduction Amount includes a cost of insurance charge, a Tax Expense charge under Option 1, an administrative charge and a mortality and expense risk charge. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date the Policy may lapse. See "Deductions and Charges" page 10, and "Policy Benefits and Rights -- Lapse and Reinstatement."



If the Account Value on a Policy Anniversary or on any date the Policy is surrendered is less than $50,000, Hartford will deduct an annual maintenance fee of $30. See "Deductions and Charges -- Annual Maintenance Fee."


The Policy Owner may pay certain deductions and charges by electing one of two available options at the time the Policy is issued. Once elected, the Policy Owner Options cannot be changed:

Under Option 1:

    - a Mortality and Expense Risk charge is deducted monthly from Account Value at an annual rate of .90% in Policy Years 1 through 10 and at an annual rate of .50% in Policy Years 11 and beyond.

    - a Tax Expense charge is also deducted monthly at an annual rate of .40% for the first ten Policy Years.


    - an Unamortized Tax charge is imposed during the first nine Policy Years on surrenders or partial surrenders according to the rate set forth in "Deductions and Charges -- Policy Owner Options -- Unamortized Tax Charge."


Under Option 2: (May not be available in all states)

    - a Mortality and Expense Risk charge is deducted monthly from Account Value at an annual rate of .65% in Policy Years 1 through 10 and an annual rate of .50% in Policy Years 11 and beyond.

    - a Tax Expense charge is deducted from any Premium payment in all Policy Years at an annual rate of 4.0%.


Hartford may set up a provision for income taxes against the assets of the Separate Account. See "Deductions and Charges -- Taxes Charged Against the Separate Account" and "Federal Tax Considerations."


Applicants should review the Fund's prospectus accompanying this Prospectus for a description of the charges assessed against the assets of the Portfolios.

                              5   - PROSPECTUS

The following table shows annual Fund operating expenses of the Portfolios:



                         ANNUAL FUND OPERATING EXPENSES
                        (as a percentage of net assets)



                                            OTHER
                          MANAGEMENT      EXPENSES
                             FEES        (BEFORE ANY     TOTAL FUND
                         (BEFORE ANY       EXPENSE       OPERATING
                         FEE WAIVERS)  REIMBURSEMENT)   EXPENSES (1)
                         ------------  ---------------  ------------
MORGAN STANLEY DEAN WITTTER SELECT DIMENSIONS INVESTMENT SERIES:
Money Market
 Portfolio.............       0.500%         0.050%          0.550%
North American
 Government Securities
 Portfolio.............       0.650%         0.610%          1.260%
Diversified Income
 Portfolio.............       0.400%         0.150%          0.550%
Balanced Growth
 Portfolio (2).........       0.620%         0.110%          0.730%
Utilities Portfolio....       0.650%         0.110%          0.760%
Dividend Growth
 Portfolio.............       0.625%         0.025%          0.650%
Value-Added Market
 Portfolio.............       0.500%         0.080%          0.580%
Growth Portfolio (2)...       0.810%         0.160%          0.970%
American Value
 Portfolio.............       0.625%         0.055%          0.680%
Mid-Cap Growth
 Portfolio (3).........       0.750%         0.370%          1.120%
Global Equity
 Portfolio.............       1.000%         0.130%          1.130%
Developing Growth
 Portfolio.............       0.500%         0.100%          0.600%
Emerging Markets
 Portfolio.............       1.250%         0.460%          1.710%
MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.:
High Yield Portfolio
 (4)...................       0.500%         1.180%          1.680%
Mid-Cap Value Portfolio
 (4)...................       0.750%         1.380%          2.130%
Emerging Markets Debt
 Portfolio (4).........       0.800%         1.260%          2.060%
VAN KAMPEN AMERICAN CAPITAL
 LIFE INVESTMENT TRUST:
Strategic Stock
 Portfolio (5).........       0.500%         2.090%          2.590%
Enterprise Portfolio
 (5)...................       0.500%         0.170%          0.670%


------------------------

(1) Management Fees generally represent the fees paid to the investment adviser or its affiliates for investment and administrative services provided. Other Expenses are expenses (other than Management Fees) which are deducted from the fund including legal, accounting and custodian fees. For a complete description of the nature of the services provided in consideration of the operating expenses deducted, please see the Fund prospectuses.



(2) On March 2, 1998, the Balanced Portfolio was renamed the Balanced Growth Portfolio. As of that date, its Management Fee was lowered from 0.75% to 0.60%. Also, on March 2, 1998, the Core Equity Portfolio was renamed the Growth Portfolio. As of that date, its Management Fee was lowered from 0.85% to 0.80%.



(3) The Investment Manager has undertaken to assume all expenses of the Mid-Cap Growth Portfolio and waive the compensation provided for that Portfolio in its Management Agreement with the Portfolio until such time as the Portfolio has $50 million of net assets or until April 20, 1999, whichever occurs first.



(4) With respect to the High Yield, Mid-Cap Value and Emerging Markets Debt Portfolios, the investment advisers have voluntarily agreed to waive their investment advisory fees and to reimburse the Portfolios if such fees would cause their respective "Total Fund Operating Expenses" to exceed those set forth in the following table. Due to such waivers and reimbursements, the actual Management Fees and Other Expenses paid by the Portfolios for the fiscal year ended December 31, 1998 were as set forth below:



                                                          TOTAL FUND
                                MANAGEMENT      OTHER      OPERATING
PORTFOLIO                          FEES       EXPENSES     EXPENSES
-----------------------------  ------------  -----------  -----------
High Yield...................       0.000%       0.800%       0.800%
Mid-Cap Value................       0.000%       1.050%       1.050%
Emerging Markets Debt........       0.090%       1.210%       1.300%



(5) With respect to the Strategic Stock Portfolio and the Enterprise Portfolio, the investment adviser, Van Kampen American Capital Asset Management, Inc., has voluntarily agreed to waive its investment advisory fees and to reimburse the Portfolios if such fees would cause their respective "Total Fund Operating Expenses" to exceed those set forth in the following table:



                                                          TOTAL FUND
                                MANAGEMENT      OTHER      OPERATING
PORTFOLIO                          FEES       EXPENSES     EXPENSES
-----------------------------  ------------  -----------  -----------
Strategic Stock..............       0.000%       0.650%       0.650%
Enterprise...................       0.430%       0.170%       0.600%



Upon surrender of the Policy and partial surrenders in excess of the Annual Withdrawal Amount, a Surrender Charge may be assessed. See "Deductions and Charges -- Surrender Charge."



For a discussion of the tax consequences of surrender, or a partial surrender, of the Policy see "Federal Tax Considerations."


                              6   - PROSPECTUS

DEATH BENEFIT


The Policies provide for a Face Amount which is the minimum Death Benefit under the Policy. The Death Benefit may be greater than the Face Amount. At the death of the Insured, Hartford will pay the Death Proceeds to the beneficiary of the Policy. See "Policy Benefits and Rights -- Death Benefit."


ACCOUNT VALUE


The Account Value will increase or decrease to reflect the investment experience of the Portfolios applicable to the Policy and deductions for the monthly Deduction Amount. There is no minimum guaranteed Account Value and the Policy Owner bears the risk of the investment in the Portfolios. See "Policy Benefits and Rights -- Account Value."


POLICY LOANS


A Policy Owner may obtain one or both of two types of cash loans from Hartford. Both types of loans are secured by the Policy. At the time a loan is requested, the aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the Cash Value. See "Policy Benefits and Rights -- Policy Loans."


LAPSE


A Policy may terminate if the Cash Surrender Value on any Monthly Activity Date is less than the required monthly Deduction Amount. Hartford will give written notice to the Policy Owner and a 61-day grace period during which additional amounts may be paid to continue the Policy. See "Policy Benefits and Rights -- Policy Loans" and "Policy Benefits and Rights -- Lapse and Reinstatement."


CANCELLATION AND EXCHANGE RIGHTS

An Policy Owner has a limited right to return the Policy for cancellation. If the Policy Owner returns the Policy, by mail or hand delivery, to Hartford or to the agent who sold the Policy, to be canceled within ten days after delivery of the Policy to the Policy Owner (in certain cases, this free-look period is longer), Hartford will return to the Policy Owner, within seven days thereafter, the greater of the premiums paid for the Policy, less any Indebtedness or the sum of (1) the Account Value, less any Indebtedness, on the date the returned Policy is received by Hartford or its agent and (2) any deductions under the Policy or by the Portfolios for taxes, charges or fees.


In addition, once the Policy is in force, it may be exchanged during the first 24 months after its issuance for a permanent life insurance Policy on the life of the Insured without submitting proof of insurability. See "Policy Benefits and Rights -- Cancellation and Exchange Rights."


TAX CONSEQUENCES


The current federal tax law generally excludes all death benefit payments from the gross income of the Policy beneficiary. The Policies generally will be treated as modified endowment contracts. This status does not affect the Policies' classification as life insurance, nor does it affect the exclusion of death benefit payments from gross income. However, loans, distributions or other amounts received under a modified endowment contract are taxed to the extent of accumulated income in the Policy (generally, the excess of Account Value over premiums paid) and may be subject to a 10% penalty tax. See "Federal Tax Considerations."


THE COMPANY
      --------------------------------------------------------------------

Hartford Life and Annuity Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia, except New York. Effective on January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. Hartford was originally incorporated under the laws of Wisconsin on January 9, 1956, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., a Delaware corporation.

Hartford is rated A+ (superior) by A.M. Best and Company, Inc., on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts. The ratings apply to Hartford's ability to meet its insurance obligations, including those described in this Prospectus.

THE SEPARATE ACCOUNT
      --------------------------------------------------------------------

GENERAL

Separate Account Five ("Separate Account") is a separate account of Hartford established on August 17, 1994 pursuant to the insurance laws of the State of Connecticut and it is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Separate Account meets the definition of "separate account" under federal securities law. Under Connecticut law, the assets of the Separate Account are held exclusively for the benefit of Policy Owners and persons entitled to payments under

                              7   - PROSPECTUS
the Policies. The assets of the Separate Account are not chargeable with liabilities arising out of any other business which Hartford may conduct.


THE PORTFOLIOS



The underlying investment for the Policies are shares of the Morgan Stanley Dean Witter Select Dimensions Investment Series, the Morgan Stanley Dean Witter Universal Funds, Inc., and Van Kampen American Capital Life Investment Trust, all open-ended management investment companies. The underlying Portfolios corresponding to each Sub-Account and their investment objectives are described below. Hartford reserves the right, subject to compliance with the law, to offer additional portfolios with differing investment objectives. The Portfolios may not be available in all states.



MORGAN STANLEY DEAN WITTER SELECT DIMENSIONS INVESTMENT SERIES:
MONEY MARKET PORTFOLIO



Seeks high current income, preservation of capital and liquidity by investing in the following money market instruments: U.S. Government securities, obligations of U.S. regulated banks and savings institutions having total assets of more than $1 billion, or less than $1 billion if such are fully federally insured as to principal (the interest may not be insured) and high grade corporate debt obligations maturing in thirteen months or less.



NORTH AMERICAN GOVERNMENT SECURITIES PORTFOLIO



Seeks to earn a high level of current income while maintaining relatively low volatility of principal, by investing primarily in investment grade fixed-income securities issued or guaranteed by the U.S., Canadian or Mexican governments.



DIVERSIFIED INCOME PORTFOLIO



Seeks, as a primary objective, to earn a high level of current income and, as a secondary objective, to maximize total return, but only to the extent consistent with its primary objective, by equally allocating its assets among three separate groupings of fixed-income securities. Up to one-third of the securities in which the Diversified Income Portfolio may invest will include securities rated Baa/BBB or lower. See the Special Considerations for investments for high yield securities disclosed in the Fund's prospectus.



BALANCED GROWTH PORTFOLIO



Seeks to provide capital growth with reasonable current income by investing, under normal market conditions, at least 60% of its total assets in a diversified portfolio of common stocks of companies which have a record of paying dividends and, in the opinion of the Investment Manager, have the potential for increasing dividends and in securities convertible into common stock, and at least 20% of its total assets in investment grade fixed-income (fixed-rate and adjustable-rate) securities such as corporate notes and bonds and obligations issued or guaranteed by the U.S. Government, its agencies and its instrumentalities.



UTILITIES PORTFOLIO



Seeks to provide current income and long-term growth of income and capital by investing in equity and fixed-income securities of companies in the public utilities industry.



DIVIDEND GROWTH PORTFOLIO



Seeks to provide reasonable current income and long-term growth of income and capital by investing primarily in common stock of companies with a record of paying dividends and the potential for increasing dividends.



VALUE-ADDED MARKET PORTFOLIO



Seeks to achieve a high level of total return on its assets through a combination of capital appreciation and current income, by investing, on an equally-weighted basis, in a diversified portfolio of common stocks of the companies which are represented in the Standard & Poor's 500 Composite Stock Price Index.



GROWTH PORTFOLIO



Seeks long-term growth of capital by investing primarily in common stocks and securities convertible into common stocks issued by domestic and foreign companies.



AMERICAN VALUE PORTFOLIO



Seeks long-term capital growth consistent with an effort to reduce volatility, by investing principally in common stock of companies in industries which, at the time of the investment, are believed to be attractively valued given their above average relative earnings growth potential at that time.



MID-CAP GROWTH PORTFOLIO



Seeks long-term capital growth by investing primarily in equity securities of "mid-cap" companies (that is, companies whose equity market capitalization falls within the range of $250 million to $5 billion).



GLOBAL EQUITY PORTFOLIO



Seeks a high level of total return on its assets primarily through long-term capital growth and, to a lesser extent, from income, through investments in all types of common stocks and equivalents (such as convertible securities and warrants), preferred stocks and bonds and other debt obligations of domestic and foreign companies, governments and international organizations.



DEVELOPING GROWTH PORTFOLIO



Seeks long-term capital growth by investing primarily in common stocks of smaller and medium-sized companies that, in the


                              8   - PROSPECTUS
opinion of the Investment Manager, have the potential for growing more rapidly than the economy and which may benefit from new products or services, technological developments or changes in management.



EMERGING MARKETS PORTFOLIO



Seeks long-term capital appreciation by investing primarily in equity securities of companies in emerging market countries. The Emerging Markets Portfolio may invest up to 35% of its total assets in high risk fixed-income securities that are rated below investment grade or are unrated (commonly referred to as "junk bonds"). See the Special Considerations for investments in high yield securities disclosed in the Fund's prospectus.



MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.:
HIGH YIELD PORTFOLIO



Seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of high yield securities, including corporate bonds and other fixed income securities and derivatives. High yield securities are rated below investment grade and are commonly referred to as "junk bonds". The Portfolio's average weighted maturity will ordinarily exceed five years. See the Special Considerations for investments in high yield securities disclosed in the Fund's prospectus.



MID-CAP VALUE PORTFOLIO



Seeks above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities of issuers with equity capitalizations in the range of the companies represented in the S&P MidCap 400 Index.



EMERGING MARKETS DEBT PORTFOLIO



Seeks high total return by investing primarily in fixed income securities of government and government related issuers located in emerging market countries. Using macroeconomic and fundamental analysis, the adviser seeks to identify developing countries that are undervalued and have attractive or improving fundamentals. After the country allocation is determined, the sector and security selection is made within each country.



VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST:
STRATEGIC STOCK PORTFOLIO



Seeks to provide investors with an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital by investing primarily in a portfolio of dividend paying equity securities included in the Dow Jones Industrial Average or in the Morgan Stanley Capital International USA Index.



ENTERPRISE PORTFOLIO



Seeks capital appreciation through investments in securities believed by the investment advisor to have above average potential for capital appreciation.


The Portfolios are available only to serve as the underlying investment for variable annuity Policies and variable life policies. A full description of the Portfolios, including their investment objectives, policies and restrictions, risks, charges and expenses and other aspects of their operation, is contained in the accompanying Fund prospectus which should be read in conjunction with this Prospectus before investing, and in the Fund Statement of Additional Information which may be ordered without charge from the Fund.

It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Portfolios simultaneously. Although Hartford and the Fund do not currently foresee any such disadvantages either to variable life insurance Policy Owners or variable annuity contract owners, the Fund's Board of Trustees intends to monitor events in order to identify any material conflicts between variable life Policy Owners and variable annuity Policy owners and to determine what action, if any, should be taken in response thereto. If the Fund's Board of Trustees were to conclude that separate Portfolios should be established for variable life and variable annuity separate accounts, Hartford will bear the attendant expenses.

All investment income of and other distributions to each Sub-Account of the Separate Account arising from the applicable Portfolio are reinvested in shares of that Portfolio at net asset value. The income and both realized gains or losses on the assets of each Sub-Account of the Separate Account are, therefore, separate and are credited to or charged against the Sub-Account, without regard to income, gains or losses from any other Sub-Account or from any other business of Hartford. Hartford will purchase shares in the Portfolios in connection with premiums allocated to the applicable Sub-Account in accordance with Policy Owners' directions and will redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves, if any. The Portfolios are required to redeem Portfolio shares at net asset value and to make payment within seven days.

Hartford reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from or substitutions for the Separate Account and its Sub-Accounts which fund the Policies. Hartford may substitute shares of another Portfolio for shares already purchased, or to be purchased in the future, under the Policies. No substitution of securities will take place without notice to and consent of Policy Owners and without prior approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940. Subject to Policy Owner approval, Hartford also reserves the right to end the registration under the Investment Company Act of 1940 of the Separate Account or any other separate accounts of which it is the depositor and which may fund the Policies.

                              9   - PROSPECTUS

Each Portfolio is subject to investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the Fund's prospectus accompanying this Prospectus.


THE INVESTMENT ADVISERS



Morgan Stanley Dean Witter Advisors Inc. ("MSDW Advisors"), a Delaware Corporation, whose address is Two World Trade Center, New York, New York 10048, is the Investment Manager for the Money Market Portfolio, the North American Government Securities Portfolio, the Diversified Income Portfolio, the Balanced Growth Portfolio, the Utilities Portfolio, the Dividend Growth Portfolio, the Value-Added Market Portfolio, the Growth Portfolio, the American Value Portfolio, the Mid-Cap Growth Portfolio, the Global Equity Portfolio, the Developing Growth Portfolio, and the Emerging Markets Portfolio of the Morgan Stanley Dean Witter Select Dimensions Investment Series (the "Morgan Stanley Dean Witter Portfolios"). MSDW Advisors was incorporated in July, 1992 and is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW")



MSDW Advisors provides administrative services, manages the Dean Witter Portfolios' business affairs and manages the investment of the Morgan Stanley Dean Witter Portfolios' assets, including the placing of orders for the purchase and sales of portfolio securities. MSDW Advisors has retained Morgan Stanley Dean Witter Services Company Inc., its wholly-owned subsidiary, to perform the aforementioned administrative services for the Dean Witter Portfolios. For its services, the Morgan Stanley Dean Witter Portfolios pay MSDW Advisors a monthly fee. See the accompanying Fund prospectus for a more complete description of MSDW Advisors and the respective fees of the Morgan Stanley Dean Witter Portfolios.



With regard to the North American Government Securities Portfolio and the Emerging Markets Portfolio, TCW Funds Management ("TCW"), under a Sub-Advisory Agreement with MSDW Advisors, provides these Portfolios with investment advice and portfolio management, in each case subject to the overall supervision of the MSDW Advisors. TCW's address is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.



With regard to the Growth Portfolio, Morgan Stanley Dean Witter Investment Management Inc. ("MSDW Investment Management"), under a Sub-Advisory Agreement with MSDW Advisors, provides the Growth Portfolio with investment advice and portfolio management, subject to the overall supervision of MSDW Advisors. MSDW Investment Management, like MSDW Advisors, is a wholly-owned subsidiary of MSDW. MSDW Investment Management's address is 1221 Avenue of the Americas, New York, New York 10020.



In addition to acting as the Sub-Advisor for the Growth Portfolio, MSDW Investment Management, pursuant to an Investment Advisory Agreement with the Morgan Stanley Dean Witter Universal Funds, Inc., is the investment adviser for the Emerging Markets Debt Portfolio. As the investment adviser, MSDW Investment Management, provides investment advice and portfolio management services for the Emerging Markets Debt Portfolio, subject to the supervision of the Morgan Stanley Dean Witter Universal Fund's Board of Directors.



The investment adviser for the High Yield Portfolio and the Mid-Cap Value Portfolio is Miller Anderson & Sherrerd, LLP ("MAS"). MAS is a Pennsylvania limited liability partnership founded in 1969 with its principal offices at One Tower Bridge, West Conshohocken, Pennsylvania 19428. MAS provides investment advisory services to employee benefit plans, endowment funds, foundations and other institutional investors and has served as an investment advisor to several open-end investment companies. MAS is an indirect wholly-owned subsidiary of MSDW.



The Investment Adviser with respect to the Strategic Stock Portfolio and the Enterprise Portfolio is Van Kampen American Capital Asset Management, Inc., a wholly-owned subsidiary of Van Kampen American Capital, Inc. Van Kampen American Capital, Inc. is an indirect wholly-owned subsidiary of MSDW. Van Kampen American Capital, Inc. is a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $60 billion under management or supervision. Van Kampen American Capital, Inc.'s more than 50 open-end and 38 closed end funds and more than 2,500 unit investment trusts are professionally distributed by leading financial advisers nationwide.


THE POLICY
      --------------------------------------------------------------------

APPLICATION FOR A POLICY

Individuals wishing to purchase a Policy must submit an application to Hartford. A Policy will be issued only on the lives of Insureds age 90 and under who supply evidence of insurability satisfactory to Hartford. Acceptance is subject to Hartford's underwriting rules and Hartford reserves the right to reject an application for any reason. IF AN APPLICATION FOR A POLICY IS REJECTED, THEN YOUR INITIAL PREMIUM WILL BE RETURNED ALONG WITH AN ADDITIONAL AMOUNT FOR INTEREST, BASED ON THE CURRENT RATE BEING CREDITED BY HARTFORD. No change in the terms or conditions of a Policy will be made without the consent of the Policy Owner.

The Policy will be effective on the Policy Date only after Hartford has received all outstanding delivery requirements and

                             10   - PROSPECTUS
received the initial premium. The Policy Date is the date used to determine all future cyclical transactions on the Policy, e.g., Monthly Activity Date, Policy Months and Policy Years. The Policy Date may be prior to, or the same as, the date the Policy is issued ("Issue Date").

If the Coverage Amount is over the current limits established by Hartford, the initial payment will not be accepted with the application. In other cases where Hartford receives the initial payment with the application, Hartford will provide fixed conditional insurance during underwriting according to the terms of conditional receipt established by Hartford. The fixed conditional insurance will be the insurance applied for, up to a maximum that varies by age. If no fixed conditional insurance was in effect, on Policy delivery, Hartford will require a sufficient payment to place the insurance in force.

PREMIUMS

The Policy permits the Policy Owner to pay a large single premium and, subject to restrictions, additional premiums. The Policy Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, applicants between ages 35 and 80 may be eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For applicants who are below age 35 or above age 80, or who do not meet simplified underwriting eligibility, full underwriting applies, except that substandard underwriting applies only in those cases that represent substandard risks according to customary underwriting guidelines.

Additional premiums are allowed if they do not cause the Policy to fail to meet the definition of a life insurance Policy under Section 7702 of the Code. The amount and frequency of additional premium payments will affect the Cash Value and the amount and duration of insurance. Hartford may require evidence of insurability for any additional premiums which increase the Coverage Amount. Generally, the minimum initial premium Hartford will accept is $10,000. Hartford may accept less than $10,000 under certain circumstances. Premium which does not meet the tax qualification guidelines for life insurance under the Code will not be applied to the Policy.

ALLOCATION OF PREMIUMS

Within three business days of receipt of a completed application and the initial premium payment at Hartford's Home Office, Hartford will allocate the entire premium payment to the Money Market Portfolio. After the expiration of the right to cancel period the Account Value in the Money Market Portfolio will be allocated among the Portfolios in whole percentages to purchase Accumulation Units in the applicable Sub-Accounts as the Policy Owner directs in the application. Premiums received on or after the expiration of the right to cancel period will be allocated among the Sub-Accounts to purchase Accumulation Units in such Sub-Accounts as directed by the Policy Owner or, in the absence of directions, as specified in the original application. The number of Accumulation Units in each Sub-Account to be credited to a Policy (including the initial allocation to the Money Market Portfolio.) will be determined first by multiplying the premium by the percentage to be allocated to each Fund to determine the portion to be invested in the Sub-Account. Each portion to be invested in each Sub-Account is then divided by the Accumulation Unit Value of that particular Sub-Account next computed after receipt of the payment.

ACCUMULATION UNIT VALUES


The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Fund and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Sub-Account is the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share dividends or capital gains by that Fund if the ex-dividend date occurs in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period. Refer to the Fund's prospectus accompanying this Prospectus for a description of how the assets of each Fund are valued since such determination has a direct bearing on the Accumulation Unit Value of the Sub-Account and therefore the Account Value of a Policy. See also, "Policy Benefits and Rights -- Account Value."


All valuations in connection with a Policy, e.g., with respect to determining Account Value and Cash Surrender Value and in connection with Policy Loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Policy with each premium, other than the initial premium, will be made on the date the request or payment is received by Hartford at its Home Office if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

DEDUCTIONS AND CHARGES
      --------------------------------------------------------------------

The deduction or charges associated with this Policy are subtracted, depending on the type of deduction or charge, from Premium payments as they are made, upon surrender or partial surrender of the Policy, on the Policy Anniversary Date or on a monthly pro rated basis from each Sub-Account ("Deduction Amount").

Deductions are taken from Premium payments before allocations to the Sub-Accounts are made. Monthly Deduction Amounts are

                             11   - PROSPECTUS
subtracted on the Policy Date and on each Monthly Activity Date after the Policy Date to cover charges and expenses incurred in connection with a Policy. Each Deduction Amount will be subtracted pro rata from each Sub-Account such that the proportion of Account Value of the Policy attributable to each Sub-Account remains the same before and after the deduction. The Deduction Amount will vary from month to month. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date, the Policy may lapse. See "Policy Benefits and Rights -- Lapse and Reinstatement."


The Policy Owner may elect one of two options offered by Hartford to pay the Mortality and Expense Risk charge, the Tax Expense charge and any Unamortized Tax charge. Once selected, the option may not be changed. Option 2 may not be available in all states.

The following chart illustrates the charges and deductions associated with this Policy. For a more detailed discussion see the descriptions below:

DEDUCTION OR CHARGE          DEDUCTED FROM ALL POLICIES             WHEN DEDUCTION IS MADE               AMOUNT DEDUCTED
-----------------------  -----------------------------------  -----------------------------------  ----------------------------
Cost of Insurance        Yes                                  Monthly                              Individualized depending on
                                                                                                   age, sex and other factors
Administrative Charge    Yes                                  Monthly                              .25% of amounts allocated to
                                                                                                   the Separate Account
Annual Maintenance Fee   Only Policies with an Account        On the Policy Anniversary Date or    $30.00
                         Value of less than $50,000 on the    upon surrender of the Policy
                         Policy Anniversary Date or date of
                         surrender
Surrender Charge         Yes                                  Upon surrender or partial            A percentage of the amount
                                                              surrender of the Policy              surrendered, depending on
                                                                                                   the Policy Year, which is
                                                                                                   attributable to premiums
                                                                                                   paid
Tax Expense Charge       Yes                                  Under Option 1: Monthly              Under Option 1: .40% of
                                                              Under Option 2: Receipt of premium   Account Value for Policy
                                                              payment                              Years 1-10
                                                                                                   Under Option 2: 4% of each
                                                                                                   premium payment in all
                                                                                                   Policy Years
Mortality and Expense    Yes                                  Monthly                              Under Option 1: .90% of
Risk Charge                                                                                        Account Value in Policy
                                                                                                   Years 1-10 and .50% for
                                                                                                   Policy Years 11 and beyond.
                                                                                                   Under Option 2: .65% of
                                                                                                   Account Value in Policy
                                                                                                   Years 1-10 and .50% for
                                                                                                   Policy years 11 and beyond
Unamortized Tax Charge   No, only under Option 1              Upon surrender or partial surrender  A percentage of the Account
                                                              of the Policy                        Value depending on the
                                                                                                   Policy Year the surrender
                                                                                                   takes place.

COST OF INSURANCE CHARGE


The cost of insurance charge covers Hartford's anticipated mortality costs for standard and substandard risks. Current cost of insurance rates are lower after the tenth Policy Year and are based on whether 100%, 90% or 80% of the Guideline Single Premium has been paid at issue. The current cost of insurance charge will not exceed the guaranteed cost of insurance charge. The guaranteed cost of insurance charge is a guaranteed maximum monthly rate, multiplied by the Coverage Amount on the Policy Date or any Monthly Activity Date. A table of guaranteed maximum cost of insurance rates per $1,000 will be included in each Policy; however, Hartford reserves the right to use rates less than those shown in the Table. For standard risks that require full underwriting, the guaranteed maximum cost of insurance rate is 100% of the 1980 Commissioner's Standard Ordinary Smoker/Nonsmoker Sex Distinct Age Last Birthday Mortality Table (1980 CS0 Table). For standard risks eligible for simplified underwriting, the guaranteed cost of insurance rate is


                             12   - PROSPECTUS

125% of the 1980 CSO Table through age 90, grading to 100% of the 1980 CSO Table at age 100. Substandard risks will be assessed a higher guaranteed maximum cost of insurance rate that will not exceed rates based on a multiple of the 1980 CSO Table. The multiple will be based on the insured's substandard rating. Unisex rates may be required in some states.


The Coverage Amount is first set on the Policy Date and then on each Monthly Activity Date. On such days, it is the Face Amount less the Account Value subject to a Minimum Coverage Amount. The Coverage Amount remains level between the Monthly Activity Dates. The Coverage Amount may be adjusted to continue to qualify the Policies as life insurance Policies under the current federal tax law. Under that law, the Minimum Coverage Amount is a stated percentage of the Account Value of the Policy determined on each Monthly Activity Date. The percentages vary according to the attained age of the Insured.

EXAMPLE:

Face Amount = $100,000
Account Value on the Monthly Activity Date = $70,000
Insured's attained age = 60
Minimum Coverage Amount percentage for age 60 = 30%

On the Monthly Activity Date, the Coverage Amount is $30,000. This is calculated by subtracting the Account Value on the Monthly Activity Date ($70,000) from the Face Amount ($100,000), subject to a possible Minimum Coverage Amount adjustment. This Minimum Coverage Amount is determined by taking a percentage of the Account Value on the Monthly Activity Date. In this case, the Minimum Coverage Amount is $21,000 (30% of $70,000). Since $21,000 is less than the Face Amount less the Account Value ($30,000), no adjustment is necessary. Therefore, the Coverage Amount will be $30,000.


Assume that the Account Value in the above example was $90,000. The Minimum Coverage Amount would be $27,000 (30% of $90,000). Since this is greater than the Face Amount less the Account Value ($10,000), the Coverage Amount for the Policy Month is $27,000. (For an explanation of the Death Benefit, see "Policy Benefits and Rights -- Death Benefit.")


Because the Account Value and, as a result, the Coverage Amount under a Policy may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date.

ADMINISTRATIVE CHARGE

Hartford will deduct monthly from the Account Value attributable to the Separate Account an administrative charge equal to an annual rate of 0.25%. This charge compensates Hartford for administrative expenses incurred in the administration of the Separate Account and the Policies.

ANNUAL MAINTENANCE FEE

If the Account Value on a Policy Anniversary or on the date the Policy is surrendered is less than $50,000, Hartford will deduct on such date an annual maintenance fee of $30. This fee will help reimburse Hartford for administrative and maintenance costs of the Policies. The sum of the monthly administrative charges and the annual maintenance fee will not exceed the cost Hartford incurs in providing administrative services under the Policies. Hartford reserves the right to waive the Annual Maintenance Fee under certain conditions.

SURRENDER CHARGE

Upon surrender of the Policy or partial surrenders in excess of the Annual Withdrawal Amount, a Surrender Charge may be assessed. In Policy Years 1 through 3, this charge is 7.5% of surrendered Account Value attributable to premiums paid. In Policy Years 4 through 5, this charge is 6%. In Policy Years 6 through 7, this charge is 4%. In Policy Years 8 through 9, this charge is 2%. After the ninth Policy Year, there is no charge.

In determining the Surrender Charge and any Unamortized Tax charge discussed below, any surrender or partial surrender during the first ten Policy Years will be deemed first from premiums paid and then from earnings. If an amount equal to all premiums paid has been withdrawn, no charge will be assessed on a surrender of the remaining Account Value.


The Surrender Charge is imposed to cover a portion of the sales expense incurred by Hartford in distributing the Policies. This expense includes agents commissions, advertising and the printing of prospectuses. See "Policy Benefits and Rights -- Amount Payable on Surrender of the Policy."


POLICY OWNER OPTIONS

In addition to the deductions and charges described above, the Policy Owner, at the time the Policy is issued, will elect one of two options described below to pay charges relating to certain taxes and mortality and expense risk charges. The option selected by the Policy Owner may affect Policy Value.

OPTION 1: ASSET-BASED CHARGES:

Under this payment option, the Policy Owner will pay:

MORTALITY AND EXPENSE RISK CHARGE: Hartford will deduct monthly from the Account Value attributable to the Separate Account for Policy Years 1 through 10 a charge equal to an annual rate of 0.90% for the mortality risks and expense risks Hartford assumes in relation to the variable portion of the Policies. In Policy Years 11 and beyond, the charge drops to an annual rate of 0.50% for the mortality risks and expense risks Hartford assumes in relation to the variable portion of the Policies. The mortality risk assumed is that the cost of insurance charges specified in the Policy will be insufficient to meet claims. Hartford also assumes a risk that the Face Amount (the minimum Death Benefit) will exceed the Coverage Amount on the date of death plus the Account Value on the date Hartford

                             13   - PROSPECTUS
receives written notice of death. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. Hartford may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Policies and the proceeds of the Surrender Charge. The mortality and expense risk charge is deducted while the Policy is in force, including the duration of a payment option.

TAX EXPENSE CHARGE: Hartford will deduct monthly from the Account Value a charge equal to an annual rate of 0.40% for the first ten Policy Years. This charge compensates Hartford for premium taxes imposed by various states and local jurisdictions and for the cost of the capitalization of certain policy acquisition expenses under Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and Section 848 cost of 0.15%. The 0.25% premium tax deduction over ten Policy Years approximates Hartford's average expenses for state and local premium taxes (2.5%). Premium taxes vary, ranging from zero to more than 4.0%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, Hartford does not expect to make a profit from this deduction. The 0.15% charge helps reimburse Hartford for approximate expenses incurred from federal taxes under Section 848 of the Code. The federal tax deduction is a factor Hartford must use when computing the maximum sales load chargeable under Securities and Exchange Commission rules.

UNAMORTIZED TAX CHARGE: Under this option, during the first nine Policy Years, an Unamortized Tax charge will be imposed on surrender or partial surrenders. The Unamortized Tax charge is shown below, as a percentage of Account Value, at the end of each Policy Year:

     POLICY
      YEAR              RATE
     ------            -------
       1                       2.25%
       2                       2.00%
       3                       1.75%
       4                       1.50%
       5                       1.25%
       6                       1.00%
       7                       0.75%
       8                       0.50%
       9                       0.25%
      10+                      0.00%

After the ninth Policy Year, no Unamortized Tax charge will be imposed.

OPTION 2: FRONTED CHARGES:

Under this option, the Policy Owner will pay:

MORTALITY AND EXPENSE RISK CHARGE: In Policy Years 1 through 10, Hartford will deduct monthly from the Account Value attributable to the Separate Account a charge equal to an annual rate of 0.65% for the mortality risks and expense risks Hartford assumes in relation to the variable portion of the Policies. In Policy Years 11 and beyond, the charge drops to an annual rate of 0.50%. The mortality risk assumed is that the cost of insurance charges specified in the Policy will be insufficient to meet claims. Hartford also assumes a risk that the Face Amount (the minimum Death Benefit) will exceed the Coverage Amount on the date of death plus the Account Value on the date Hartford receives written notice of death. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. Hartford may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Policies and the proceeds of the Surrender Charge. The mortality and expense risk charge is deducted while the Policy is in force, including the duration of a payment option.


TAX EXPENSE CHARGE: Hartford will deduct from premium payments a tax expense charge equal to an annual rate of 4.0% for all Policy Years. This charge compensates Hartford for premium taxes imposed by various states and local jurisdictions and for the cost of capitalization of certain policy acquisition expenses under Section 848 of the Code. The charge includes a premium tax deduction of 2.5% and a Section 848 cost of 1.5%. The premium tax deduction approximates Hartford's average expenses for state and local premium taxes. Premium taxes vary, ranging from zero to more than 4.0%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, Hartford does not expect to make a profit from this deduction. The 0.15% charge helps reimburse Hartford for approximate expenses incurred from federal taxes under Section 848 of the Code.


This Option may not be available in all states.

OTHER DEDUCTIONS OR CHARGES

CHARGES AGAINST THE PORTFOLIOS: The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of Portfolio shares reflects investment advisory fees and administrative expenses already deducted from the assets of the Portfolios. These charges are described in the Fund's prospectus accompanying this Prospectus.

TAXES CHARGED AGAINST THE SEPARATE ACCOUNT: Currently, no charge is made to the Separate Account for federal income taxes that may be attributable to the Separate Account. Hartford may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.

                             14   - PROSPECTUS

POLICY BENEFITS AND RIGHTS
      --------------------------------------------------------------------

DEATH BENEFIT

While in force, the Policy provides for the payment of the Death Proceeds to the named beneficiary when the Insured dies. The Death Proceeds payable to the beneficiary equal the Death Benefit less any loans outstanding. The Death Benefit equals the greater of (1) the Face Amount or (2) the Account Value multiplied by a specified percentage. The percentages vary according to the attained age of the Insured and are specified in the Policy. Therefore, an increase in Account Value may increase the Death Benefit. However, because the Death Benefit will never be less than the Face Amount, a decrease in Account Value may decrease the Death Benefit but never below the Face Amount.

EXAMPLES:

                                        A         B
                                     --------  --------
Face Amount........................  $100,000  $100,000
Insured's Age......................        40        40
Account Value on Date of Death.....    46,500    34,000
Specified Percentage...............      250%      250%

In Example A, the Death Benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the Date of Death of $46,500, multiplied by the specified percentage of 250%). This amount less any outstanding loans constitutes the Death Proceeds which Hartford would pay to the beneficiary.

In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000, multiplied by the specified percentage of 250%).


All or part of the Death Proceeds may be paid in cash or applied under a "Payment Option." See "Other Matters -- Settlement Provisions."


ACCOUNT VALUE

The Account Value of a Policy will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Portfolios, the value of the Loan Account and the monthly Deduction Amounts. There is no minimum guaranteed Account Value.


The Account Value of a particular Policy is related to the net asset value of the Portfolios to which premiums on the Policy have been allocated. The Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Policy in each Sub-Account as of the Valuation Day by the Accumulation Unit Value of that Sub-Account, and then summing the result for all the Sub-Accounts credited to the Policy and the value of the Loan Account. See "The Policy -- Accumulation Unit Values."


TRANSFER OF ACCOUNT VALUE

While the Policy remains in force, and subject to Hartford's transfer rules then in effect, the Policy Owner may request that part or all of the Account Value of a particular Sub-Account be transferred to other Sub-Accounts. Hartford reserves the right to restrict the number of such transfers to no more than 12 per Policy Year, with no two transfers being made on consecutive Valuation Days. However, there are no restrictions on the number of transfers at the present time. Transfers may be made by written request or by calling toll free 1-800-231-5453. Transfers by telephone may be made by the agent of record or by the attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states. The policy of Hartford and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Hartford will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, Hartford may be liable for any losses due to unauthorized or fraudulent instructions. The procedures Hartford follows for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape recorded. Hartford will send the Policy Owner confirmation of the transfer within five (5) days from the date of any instruction. IT IS THE RESPONSIBILITY OF THE POLICY OWNER TO VERIFY THE ACCURACY OF ALL CONFIRMATIONS OF TRANSFERS AND TO PROMPTLY ADVISE HARTFORD OF ANY INACCURACIES WITHIN 30 DAYS OF RECEIPT OF THE CONFIRMATION.

Hartford may modify the right to reallocate Account Value among the Sub-Accounts if Hartford determines, in its sole discretion, that the exercise of that right by one or more Policy Owners is, or would be, to the disadvantage of other Policy Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not be limited to, the requirement of a minimum period between each transfer, not accepting transfer requests of an agent acting under the power of attorney on behalf of more than one Policy Owner, or limiting the dollar amount that may be transferred among the Sub-Accounts at one time. These restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that Hartford considers to be disadvantageous to other Policy Owners.

As a result of a transfer, the number of Accumulation Units credited to the Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day Hartford receives the transfer request. The number of Accumulation Units credited to the Sub-Account to which the transfer is made will be increased by the number

                             15   - PROSPECTUS
obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day Hartford receives the transfer request.

POLICY LOANS

While the Policy is in effect, a Policy Owner may obtain, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), one or both of two types of cash loans from Hartford. Both types of loans are secured by the Policy. The aggregate loans (including the currently applied for loan) may not exceed, at the time a loan is requested, 90% of the Cash Value.

The loan amount will be transferred pro rata from each Sub-Account attributable to the Policy (unless the Policy Owner specifies otherwise) to the Loan Account. The amounts allocated to the Loan Account will earn interest at a rate of 4% per annum (6% for "Preferred Loans"). The amount of the Loan Account that equals the difference between the Cash Value and the total of all premiums paid under the Policy is considered a "Preferred Loan." For exchanges which take place according to IRC Section 1035(a) that have an outstanding loan at the time of transfer, the difference between the Account Value and the total of all premiums paid under the Policy is considered a Preferred Loan. The loan interest rate that Hartford will charge on all loans is 6% per annum. The difference between the value of the Loan Account and the Indebtedness will be transferred on a pro rata basis from the Sub-Accounts to the Loan Account on each Monthly Activity Date. The proceeds of a loan will be delivered to the Policy Owner within seven business days of Hartford's receipt of the loan request.

If the aggregate outstanding loan(s) secured by the Policy exceeds the Account Value of the Policy less any Surrender Charges and due and unpaid Deduction Amount, Hartford will give written notice to the Policy Owner that, unless Hartford receives an additional payment within 61 days to reduce the aggregate outstanding loan(s) secured by the Policy, the Policy may lapse.


All or any part of any loan secured by a Policy may be repaid while the Policy is still in effect. When loan repayments or interest payments are made, they will be allocated among the Sub-Account(s) in the same percentage as premiums are allocated (unless the Policy Owner requests a different allocation) and an amount equal to the payment will be deducted from the Loan Account. Any outstanding loan at the end of a grace period must be repaid before the Policy will be reinstated. See "Policy Benefits and Rights -- Lapse and Reinstatement."


A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts earn more than the annual interest rate for amounts held in the Loan Account, a Policy Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Sub-Accounts earn less than the annual interest rate for amounts held in the Loan Account, the Policy Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate outstanding loan(s) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE POLICY


While the Policy is in force, a Policy Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to fully surrender the Policy. Upon surrender, the Policy Owner will receive the Cash Surrender Value determined as of the day Hartford receives the Policy Owner's written request or the date requested by the Policy Owner whichever is later. The Cash Surrender Value equals the Account Value less any Surrender Charges and Unamortized Tax charge and all Indebtedness. Hartford will pay the Cash Surrender Value of the Policy within seven days of receipt by Hartford of the written request or on the effective surrender date requested by the Policy Owner, whichever is later. The Policy will terminate on the date of receipt of the written request, or the date the Policy Owner requests the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering the Policy, see "Federal Tax Considerations."



If the Policy Owner chooses to apply the surrender proceeds to a payment option (see "Other Matters -- Settlement Provisions"), the Surrender Charge will not be imposed to the surrender proceeds applied to the option. In other words, the surrender proceeds will equal the Cash Surrender Value without reduction for the Surrender Charge. However, any Unamortized Tax charge, if applicable, will be deducted from the surrender proceeds to be applied. In addition, any amounts withdrawn from payment Option 1, Option 5 or Option 6 will be subject to a Surrender Charge, if applicable.


PARTIAL SURRENDERS


While the Policy is in effect, a Policy Owner may elect, by written request, to make partial surrender from the Cash Surrender Value. The Cash Surrender Value, after partial surrender, must at least equal Hartford's minimum amount rules then in effect; otherwise, the request will be treated as a request for full surrender. The partial surrender will be deducted pro rata from each Sub-Account, unless the Policy Owner instructs otherwise. The Face Amount will be reduced proportionate to the reduction in the Account Value due to the partial surrender. Partial surrenders in excess of the Annual Withdrawal Amount will be subject to a Surrender Charge and any Unamortized Tax charges. See "Deductions and Charges -- Surrender Charge" and "Deductions and Charges -- Policy Owner Option 1." For a discussion of the tax consequences of partial surrenders, see "Federal Tax Considerations."


                             16   - PROSPECTUS

BENEFITS AT MATURITY


If the Insured is living on the "Maturity Date" (the anniversary of the Policy Date on which the Insured is age 100), on surrender of the Policy to Hartford, Hartford will pay to the Policy Owner the Cash Surrender Value. In such case, the Policy will terminate and Hartford will have no further obligations under the Policy. (The Maturity Date may be extended by rider where approved, but see "Federal Tax Considerations -- Income Taxation of Policy Benefits."


LAPSE AND REINSTATEMENT

The Policy will remain in force until the Cash Surrender Value is insufficient to cover a Deduction Amount due on a Monthly Activity Date. Hartford will notify the Policy Owner of the deficiency in writing and will provide a 61-day period grace period to pay an amount sufficient to cover the Deduction Amount(s) due. The notice will indicate the amount that must be paid.


The Policy will continue through the grace period, but if no additional premium payment is made, it will terminate at the end of the grace period. If the person insured under the Policy dies during the grace period, the Death Proceeds payable under the Policy will be reduced by the Deduction Amount(s) due and unpaid. See "Policy Benefits and Rights -- Death Benefit."


If the Policy lapses, the Policy Owner may apply for reinstatement of the Policy by payment of the reinstatement premium and any applicable charges. A request for reinstatement may be made within five years of lapse. If a loan was outstanding at the time of lapse, Hartford will require repayment of the loan before permitting reinstatement. In addition, Hartford reserves the right to require evidence of insurability satisfactory to Hartford.

CANCELLATION AND EXCHANGE RIGHTS

A Policy Owner has a limited right to return a Policy for cancellation. If the Policy is returned, by mail or personal delivery to Hartford or to the agent who sold the Policy, to be canceled within ten days after delivery of the Policy to the Policy Owner (a longer free-look period is provided in certain cases), Hartford will return to the Policy Owner, within seven days, the greater of premiums paid for the Policy, less any Indebtedness or the sum of (1) the Account Value less any Indebtedness on the date the returned Policy is received by Hartford or its agent and (2) any deductions under Policy or by the Portfolios for taxes, charges or fees.

Once the Policy is in effect, it may be exchanged, during the first 24 months after its issuance, for a non-variable flexible premium adjustable life insurance Policy offered by Hartford (or an affiliated company) on the life of the Insured. No evidence of insurability will be required. The new Policy will have, at the election of the Policy Owner, either the same Coverage Amount as under the exchanged Policy on the date of exchange or the same Death Benefit. The effective date, issue date and issue age will be the same as existed under the exchanged Policy. If a Policy loan was outstanding, the entire loan must be repaid. There may be a cash adjustment required on the exchange.

SUSPENSION OF VALUATION,
PAYMENTS AND TRANSFERS

Hartford will suspend all procedures requiring valuation (including transfers, surrenders and loans) on any day a national stock exchange is closed or trading is restricted due to an existing emergency, as defined by the Securities and Exchange Commission, or on any day the Securities and Exchange Commission has ordered that the right of surrender of the Policies be suspended for the protection of Policy Owners, until such condition has ended.

LAST SURVIVOR POLICIES
      --------------------------------------------------------------------

The Policies are offered on both a single life and a "last survivor" basis. Policies sold on a last survivor basis operate in a manner almost identical to the single life version. The most important difference is that the last survivor version involves two Insureds and the Death Proceeds are paid on the death of the last surviving Insured. The other significant differences between the last survivor and single life versions are listed below.


1. The cost of insurance charges under the last survivor Policies are determined in a manner that reflects the anticipated mortality of the two Insureds and the fact that the Death Benefit is not payable until the death of the second Insured. See the last survivor illustrations in Appendix A, page 30.


2. To qualify for simplified underwriting under a last survivor Policy, both Insureds must meet the simplified underwriting standards.

3. For a last survivor Policy to be reinstated, both Insureds must be alive on the date of reinstatement.

4. The Policy provisions regarding misstatement of age or sex, suicide and incontestability apply to either Insured.


5. Additional tax disclosures applicable to last survivor Policies are provided in "Federal Tax Considerations."


                             17   - PROSPECTUS

OTHER MATTERS
      --------------------------------------------------------------------

VOTING RIGHTS

In accordance with its interpretation of presently applicable law, Hartford will vote the shares of the Portfolios at regular and special meetings of the shareholders of the Portfolios in accordance with instructions from Policy Owners (or the assignee of the Policy, as the case may be) having a voting interest in the Separate Account. The number of shares held in the Separate Account which are attributable to each Policy Owner is determined by dividing the Policy Owner's interest in each Sub-Account by the net asset value of the applicable shares of the Portfolios. Hartford will vote shares for which no instructions have been given and shares which are not attributable to Policy Owners (i.e., shares owned by Hartford) in the same proportion as it votes shares for which it has received instructions. However, if the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, or if Hartford's present interpretation should change and, as a result, Hartford determines it is permitted to vote the shares of the Portfolios in its own right, it may elect to do so.


The voting interests of the Policy Owner (or the assignee) in the Portfolios will be determined as follows: Policy Owners may cast one vote for each full or fractional Accumulation Unit owned under the Policy and allocated to a Sub-Account, the assets of which are invested in the particular Fund on the record date for the shareholder meeting for that Fund. If, however, a Policy Owner has taken a loan secured by the Policy, amounts transferred from the Sub-Account(s) to the Loan Account in connection with the loan (see "Policy Benefits and Rights -- Policy Loans") will not be considered in determining the voting interests of the Policy Owner. Policy Owners should review the Fund's prospectus accompanying this Prospectus to determine matters on which shareholders may vote.


Hartford may, when required by state insurance regulatory authorities, disregard Policy Owners' voting instructions if such instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory Policy for the Portfolios.

In addition, Hartford itself may disregard Policy Owners' voting instructions in favor of changes initiated by a Policy Owner in the investment policy or the investment adviser of the Portfolios if Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. If Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Policy Owners.

STATEMENTS TO POLICY OWNERS

Hartford will maintain all records relating to the Separate Account and the Sub-Accounts. At least once each Policy Year, Hartford will send to Policy Owners a statement showing the Coverage Amount and the Account Value of the Policy (indicating the number of Accumulation Units credited to the Policy in each Sub-Account and the corresponding Accumulation Unit Value) and any outstanding loan secured by the Policy as of the date of the statement. The statement will also show premium paid, and Deduction Amounts under the Policy since the last statement, and any other information required by any applicable law or regulation.

LIMIT ON RIGHT TO CONTEST

Hartford may not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Coverage Amount as a result of a premium is contestable for two years from its effective date. In addition, if the Insured commits suicide in the two year period, or such period as specified in state law, the benefit payable will be limited to the Account Value less any Indebtedness.

MISSTATEMENT AS TO AGE AND SEX

If the age or sex of the Insured is incorrectly stated, the Death Benefit will be appropriately adjusted as specified in the Policy.

SETTLEMENT PROVISIONS

The surrender proceeds or Death Proceeds under the Policies may be paid in a lump sum or may be applied to one of Hartford's payment options. The minimum amount that may be applied under a payment option is $5,000, unless Hartford consents to a lesser amount. UNDER PAYMENT OPTIONS 2, 3 AND 4, NO SURRENDER OR PARTIAL SURRENDERS ARE PERMITTED AFTER PAYMENTS COMMENCE. FULL OR PARTIAL SURRENDERS MAY BE MADE FROM PAYMENT OPTION 1 OR OPTION 6, BUT THEY ARE SUBJECT TO A SURRENDER CHARGE, IF APPLICABLE. ONLY A FULL SURRENDER IS ALLOWED FROM PAYMENT OPTION 5. A SURRENDER FROM PAYMENT OPTION 5 WILL ALSO BE SUBJECT TO THE SURRENDER CHARGE, IF APPLICABLE.

Hartford will pay interest of at least 3 1/2% per year on the Death Proceeds from the date of the Insured's death to the date payment is made or a payment option is elected. At such times, the proceeds are not subject to the investment experience of the Separate Account.

The following options are available under the Policies (Hartford may offer other payment options):

                             18   - PROSPECTUS

OPTION 1 -- INTEREST INCOME

This option offers payments of interest, at the rate Hartford declares, on the amount applied under this option. The interest rate will never be less than 3 1/2% per year.

OPTION 2 -- LIFE ANNUITY

A life annuity is an annuity payable during the lifetime of the payee and terminating with the last payment preceding the death of the payee. This option offers the largest payment amount of any of the life annuity options, since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a beneficiary.

It would be possible under this option for a payee to receive only one annuity payment if he died prior to the due date of the second annuity payment, two annuity payments if he died before the date of the third annuity payment, etc.

OPTION 3 -- LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN

This annuity option is an annuity payable monthly during the lifetime of the payee with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the payee, payments have been made for less than the minimum elected number of months, then the present value (as of the date of the payee's death) of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated, unless other provisions have been made and approved by Hartford.

OPTION 4 -- JOINT AND LAST SURVIVOR ANNUITY

An annuity payable monthly during the joint lifetime of the payee and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. Based on the options currently offered by Hartford, the payee may elect that the payment to the survivor be less than the payment made during the joint lifetime of the payee and a designated second person.

It would be possible under this option for a payee and designated second person to receive only one payment in the event of the common or simultaneous death of the parties prior to the due date for the second payment and so on.

OPTION 5 -- PAYMENTS FOR A DESIGNATED PERIOD

An amount payable monthly for the number of years, selected which may be from five to 30 years. Under this option, you may, at any time, request a full surrender and receive, within seven days, the termination value of the Policies as determined by Hartford.

In the event of the payee's death prior to the end of the designated period, the present value (as of the date of the payee's death) of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by Hartford.

Option 5 is an option that does not involve life contingencies.

OPTION 6 -- DEATH PROCEEDS SETTLEMENT OPTION

Proceeds from the Death Benefit left with Hartford. These proceeds will remain in the Sub-Accounts to which they were allocated at the time of death, unless the beneficiary elects to reallocate them. Full or partial withdrawals may be made at any time.

VARIABLE AND FIXED ANNUITY PAYMENTS: When an annuity is effected, unless otherwise specified, the surrender proceeds or Death Proceeds held in the Sub-Accounts will be applied to provide a variable annuity based on the pro rata amount in the various Sub-Accounts. Fixed annuities options are also available. YOU SHOULD CONSIDER WHETHER THE ALLOCATION OF PROCEEDS AMONG SUB-ACCOUNTS OF THE SEPARATE ACCOUNT FOR YOUR ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR RETIREMENT NEEDS.

VARIABLE ANNUITY: The Policies contains tables indicating the minimum dollar amount of the first monthly payment under the optional variable forms of annuity for each $1,000 of value of a Sub-Account. The first monthly payment varies according to the form and type of variable payment annuity selected. The Policies contains variable payment annuity tables derived from the 1983a Individual Annuity Mortality Table, with ages set back one year and with an assumed investment rate ("A.I.R.") of 5% per annum. The total first monthly variable annuity payment is determined by multiplying the proceeds value (expressed in thousands of dollars) of a Sub-Account by the amount of the first monthly payment per $1,000 of value obtained from the tables in the Policy.

The amount of the first monthly variable annuity payment is divided by the value of an annuity unit (an accounting unit of measure used to calculate the value of annuity payments) for the appropriate Sub-Account no earlier than the close of business on the fifth Valuation Day preceding the day on which the payment is due in order to determine the number of annuity units represented by the first payment. This number of annuity units remains fixed during the annuity payment period and in each subsequent month the dollar amount of the variable annuity payment is determined by multiplying this fixed number of annuity units by the current annuity unit value.

LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE REMAINED CONSTANT AND EQUAL TO THE A.I.R. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN RELATIVE TO THE A.I.R.

FIXED ANNUITY: Fixed annuity payments are determined by multiplying the amount applied to the annuity by a rate (to be determined by Hartford) which is no less than the rate specified

                             19   - PROSPECTUS
in the fixed payment annuity tables in the Policy. The annuity payment will remain level for the duration of the annuity.

Hartford will make any other arrangements for income payments as may be agreed on.

BENEFICIARY

The applicant names the beneficiary in the application for the Policy. The Policy Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by written request to Hartford. If no beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Policy Owner if living; otherwise to the Policy Owner's estate.

ASSIGNMENT

The Policy may be assigned as collateral for a loan or other obligation. Hartford is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

DIVIDENDS

No dividends will be paid under the Policies.

                             20   - PROSPECTUS

EXECUTIVE OFFICERS AND DIRECTORS
      --------------------------------------------------------------------


                                         POSITION WITH HARTFORD,         OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
            NAME, AGE                        YEAR OF ELECTION                  FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
----------------------------------  ----------------------------------  ---------------------------------------------------
Bossen, Wendell J., 64              Vice President, 1995**              Vice President (1992-Present), Hartford Life and
                                                                          Accident Insurance Company; Vice President
                                                                          (1992-Present), Hartford Life Insurance Company;
                                                                          President (1992-Present), International Corporate
                                                                          Marketing Group, Inc.
Boyko, Gregory A., 46               Senior Vice President,              Vice President & Controller (1995-1997), Hartford;
                                    Director, 1997*                       Director (1997-Present); Senior Vice President,
                                                                          Chief Financial Officer & Treasurer
                                                                          (1997-Present); Vice President & Controller
                                                                          (1995-1997), Hartford Life and Accident Insurance
                                                                          Company; Director (1997-Present); Senior Vice
                                                                          President, Chief Financial Officer & Treasurer
                                                                          (1997-Present); Vice President and Controller
                                                                          (1995-1997), Hartford Life Insurance Company;
                                                                          Senior Vice President, Chief Financial Officer &
                                                                          Treasurer (1997-Present), Hartford Life, Inc.;
                                                                          Chief Financial Officer (1994-1995), IMG American
                                                                          Life; Senior Vice President (1992-1994),
                                                                          Connecticut Mutual Life Insurance Company.
Cummins, Peter W., 60               Senior Vice President, 1997         Vice President (1993-1997), Hartford; Senior Vice
                                                                          President, (1997-Present); Vice President
                                                                          (1989-1997), Hartford Life and Accident Insurance
                                                                          Company; Senior Vice President (1997-Present);
                                                                          Vice President (1989-1997); Senior Vice President
                                                                          (1997-Present); Vice President (1989-1997),
                                                                          Hartford Life Insurance Company.
de Raismes, Ann M., 47              Senior Vice President, 1997         Vice President (1994-1997), Hartford; Senior Vice
                                    Director of Human Resources,          President (1997-Present); Vice President
                                    1994                                  (1994-1997); Assistant Vice President
                                                                          (1992-1994); Director of Human Resources
                                                                          (1991-Present), Hartford Life and Accident
                                                                          Insurance Company; Senior Vice President
                                                                          (1997-Present); Vice President (1994-1997);
                                                                          Assistant Vice President (1992-1994); Director of
                                                                          Human Resources (1991-Present), Hartford Life
                                                                          Insurance Company; Vice President, Human
                                                                          Resources (1997-Present), Hartford Life, Inc.
Dooley, James R., 61                Vice President, 1993                Director, Information Services (1973-1997),
                                                                          Hartford Life Insurance Company.
Fitch, Timothy M., 45               Vice President, 1995                Vice President (1995-Present); Actuary
                                    Actuary, 1997                         (1994-Present); Assistant Vice President
                                                                          (1992-1995), Hartford Life and Accident Insurance
                                                                          Company; Vice President (1995-Present); Actuary
                                                                          (1994-Present); Assistant Vice President
                                                                          (1992-1995), Hartford Life Insurance Company.


                             21   - PROSPECTUS

                                         POSITION WITH HARTFORD,         OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
            NAME, AGE                        YEAR OF ELECTION                  FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
----------------------------------  ----------------------------------  ---------------------------------------------------
Foy, David T., 31                   Senior Vice President, 1998         Senior Vice President (1998-Present), Vice
                                                                          President (1998), Assistant Vice President
                                                                          (1995-1998), Hartford; Senior Vice President
                                                                          (1998-Present), Hartford Life and Accident
                                                                          Insurance Company; Director, Strategic Planning
                                                                          Corporate Finance (1995-1996), IA Product
                                                                          Development (1994-1995), Hartford; Various
                                                                          Actuarial Roles (1989-1993), Milliman &
                                                                          Robertson.
Garrett, J. Richard, 53             Vice President, 1994                Treasurer (1994-1997), Hartford; Vice President
                                    Assistant Treasurer, 1997             (1993-Present); Assistant Treasurer
                                                                          (1997-Present); Treasurer (1984-1997), Hartford
                                                                          Life and Accident Insurance Company; Vice
                                                                          President, (1993-Present); Assistant Treasurer
                                                                          (1997-Present); Treasurer (1986-1997), Hartford
                                                                          Life Insurance Company; Vice President
                                                                          (1997-Present), Hartford Life, Inc.
Gillette, Donald J., 52             Vice President, 1997                Assistant Vice President (1995-Present), Director
                                                                          Sales & Marketing (1993-Present) Hartford Life
                                                                          Insurance Company; Assistant Vice President
                                                                          (1995-1997), Hartford Life and Accident Insurance
                                                                          Company.
Godkin, Lynda, 44                   Senior Vice President, 1997         Assistant General Counsel and Secretary
                                    General Counsel, 1996                 (1994-1995), Hartford; Director (1997-Present);
                                    Corporate Secretary, 1996             Senior Vice President (1997-Present); General
                                    Director, 1997*                       Counsel (1996-Present); Corporate Secretary
                                                                          (1995-Present); Associate General Counsel
                                                                          (1995-1996); Assistant General Counsel and
                                                                          Secretary (1994-1995); Counsel (1990-1994),
                                                                          Hartford Life and Accident Insurance Company;
                                                                          Senior Vice President (1997-Present); General
                                                                          Counsel (1996-Present); Corporate Secretary
                                                                          (1995-Present); Director (1997-Present);
                                                                          Associate General Counsel (1995-1996); Assistant
                                                                          General Counsel and Secretary (1994-1995);
                                                                          Counsel (1990-1994), Hartford Life Insurance
                                                                          Company; Vice President and General Counsel
                                                                          (1997-Present), Hartford Life, Inc.
Grady, Lois W., 53                  Senior Vice President, 1998         Vice President (1994-1998), Hartford; Senior Vice
                                    Vice President, 1994                  President (1998-Present); Vice President
                                                                          (1993-1997); Assistant Vice President
                                                                          (1987-1993), Hartford Life and Accident Insurance
                                                                          Company; Senior Vice President (1998-Present);
                                                                          Vice President (1994-1997); Assistant Vice
                                                                          President (1987-1994), Hartford Life Insurance
                                                                          Company.
Graham, Christopher, 47             Vice President, 1997                Vice President, Senior Vice President, New Business
                                                                          and Claims (1993-1996), National Life of Vermont;
                                                                          Vice President (1996-Present), Hartford.



                             22   - PROSPECTUS

                                         POSITION WITH HARTFORD,         OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
            NAME, AGE                        YEAR OF ELECTION                  FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
----------------------------------  ----------------------------------  ---------------------------------------------------
Hunt, Mark E., 37                   Vice President, 1998                Assistant Vice President (1997-1998), Hartford;
                                                                          Vice President (1998-Present), Assistant Vice
                                                                          President (1997-1998), Hartford Life and Accident
                                                                          Insurance Company; Director Asset
                                                                          Allocation/Asset Liability Management Senior
                                                                          Investment Officer, Associate Actuary, Assistant
                                                                          Actuary, Senior Actuary Associate (1987-1996),
                                                                          Connecticut Mutual Life.
Joyce, Stephen T., 39               Vice President, 1997                Director of Annuity Bank Distribution
                                                                          (1990-Present), Assistant Vice President
                                                                          (1994-1997), Hartford; Assistant Vice President
                                                                          (1994-1997), Hartford Life and Accident Insurance
                                                                          Company.
Keeler, Michael D., 37              Vice President, 1998                Vice President (1998-Present); Hartford Life and
                                                                          Accident Insurance Company; Vice President
                                                                          (1995-1997), Providian Insurance; Supervisor/
                                                                          Manager (1985-1995), U.S. West Communications.
Kerzner, Robert A., 46              Senior Vice President, 1998         Senior Vice President (1998-Present); Vice
                                    Vice President, 1997                  President (1994-1998), Hartford; Senior Vice
                                                                          President (1998-Present); Vice President
                                                                          (1994-1997); Regional Vice President (1991-1994),
                                                                          Hartford Life Insurance Company.
Levenson, David N., 31              Vice President, 1998 Assistant      Director and Assistant Vice President
                                                                          (1995-Present), Hartford; Vice President
                                                                          (1994-1995), Fidelity Investments; Actuary
                                                                          (1990-1994), Aetna Life and Casualty.
Malchodi, Jr., William B., 50       Vice President, 1994                Vice President (1994-Present); Director of Taxes
                                                                          (1992-1998), Hartford Life and Accident Insurance
                                                                          Company; Vice President (1994-Present); Director
                                                                          of Taxes (1991-1998), Hartford Life Insurance
                                                                          Company.
Marra, Thomas M., 39                Executive Vice President, 1996      Senior Vice President (1993-1996); Director of
                                    Director, Individual Life and         Individual Annuities (1991-1993), Hartford;
                                    Annuity Division, 1993                Director (1994-Present); Executive Vice President
                                    Director, 1994*                       (1995-Present); Director, Individual Life and
                                                                          Annuity Division (1994-Present); Senior Vice
                                                                          President (1994-1995); Vice President
                                                                          (1989-1994); Actuary (1987-1997), Hartford Life
                                                                          and Accident Insurance Company; Director
                                                                          (1994-Present); Executive Vice President
                                                                          (1995-Present); Director, Individual Life and
                                                                          Annuity Division (1994-Present); Senior Vice
                                                                          President (1994-1995); Vice President
                                                                          (1989-1994); Actuary (1987-1995), Hartford Life
                                                                          Insurance Company; Executive Vice President,
                                                                          Individual Life and Annuities (1997-Present),
                                                                          Hartford Life, Inc.
Matthieson, Steven L., 53           Vice President, 1984                Director of New Business (1984-1997), Hartford.



                             23   - PROSPECTUS

                                         POSITION WITH HARTFORD,         OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
            NAME, AGE                        YEAR OF ELECTION                  FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
----------------------------------  ----------------------------------  ---------------------------------------------------
O'Halloran, C. Michael, 51          Vice President, 1997                Vice President (1997-Present), Hartford Life and
                                                                          Accident Insurance Company; Vice President
                                                                          (1997-Present), Hartford Life Insurance Company;
                                                                          Corporate Secretary (1997-Present), Hartford
                                                                          Life, Inc.; Senior Associate General Counsel
                                                                          (1988-Present), Director of Corporate Law
                                                                          (1994-Present), The Hartford Financial Services
                                                                          Group.
Raymond, Craig R., 37               Senior Vice President, 1997         Vice President (1993-1997); Assistant Vice
                                    Chief Actuary, 1994                   President (1992-1993); Actuary (1989-1994),
                                                                          Hartford; Senior Vice President (1997-Present);
                                                                          Chief Actuary (1995-Present); Vice President
                                                                          (1993-1997); Actuary (1990-1995), Hartford Life
                                                                          and Accident Insurance Company; Senior Vice
                                                                          President (1997-Present); Chief Actuary
                                                                          (1994-Present); Vice President (1993-1997);
                                                                          Assistant Vice President (1992-1993); Actuary
                                                                          (1989-1994), Hartford Life Insurance Company;
                                                                          Vice President and Chief Actuary (1997-Present),
                                                                          Hartford Life, Inc.
Schrandt, David T., 50              Vice President, 1987                Treasurer (1987-1997); Controller (1987-1997),
                                                                          Hartford.
Smith, Lowndes A., 58               President, 1989                     Chief Operating Officer (1989-1997), Hartford;
                                    Chief Executive                       Director Chief Executive (1981-Present);
                                    Officer, 1997                         President (1989-Present); Chief Executive Officer
                                    Director, 1985*                       (1997-Present); Chief Operating Officer
                                                                          (1989-1997), Hartford Life and Accident Insurance
                                                                          Company; Director (1981-Present); President
                                                                          (1989-Present), Chief Executive Officer
                                                                          (1997-Present); Chief Operating Officer
                                                                          (1989-1997), Hartford Life Insurance Company;
                                                                          Chief Executive Officer and President and
                                                                          Director (1997-Present), Hartford Life, Inc.
Welnicki, Raymond P., 49            Senior Vice President &             Vice President (1993-1994), Hartford; Director
                                    Director, Employee Benefit            (1994-Present); Senior Vice President
                                    Division, 1994                        (1995-Present); Director, Employee Benefit
                                    Director, 1994*                       Division (1997-Present); Vice President
                                                                          (1993-1995), Hartford Life and Accident Insurance
                                                                          Company; Senior Vice President, Employee Benefits
                                                                          (1997-Present), Hartford Life, Inc.; Board of
                                                                          Directors, Ethix Corp.
Welsh, Walter C., 51                Senior Vice President, 1997         Senior Vice President (1997-Present); Vice
                                                                          President (1994-1997); Assistant Vice President
                                                                          (1992-1995), Hartford Life and Accident Insurance
                                                                          Company; Senior Vice President (1997-Present);
                                                                          Vice President (1995-1997); Assistant Vice
                                                                          President (1992-1995), Hartford Life Insurance
                                                                          Company; Vice President, Government Affairs
                                                                          (1997-Present), Hartford Life, Inc.



                             24   - PROSPECTUS

                                         POSITION WITH HARTFORD,         OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
            NAME, AGE                        YEAR OF ELECTION                  FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
----------------------------------  ----------------------------------  ---------------------------------------------------
Zlatkus, Lizabeth H., 39            Senior Vice President, 1997         Vice President (1994-1997); Assistant Vice
                                    Director, 1994*                       President (1992-1994), Hartford; Director
                                                                          (1994-Present); Senior Vice President
                                                                          (1997-Present); Vice President (1994-1997);
                                                                          Assistant Vice President (1992-1994), Hartford
                                                                          Life and Accident Insurance Company; Vice
                                                                          President, Group Life and Disability
                                                                          (1997-Present), Hartford Life, Inc.
Znamierowski, David M., 38          Senior Vice President, 1997         Director (1998-Present); Senior Vice President
                                    Director, 1998                        (1997-Present), Hartford Life and Accident
                                                                          Insurance Company; Director (1998-Present);
                                                                          Senior Vice President (1997-Present); Director,
                                                                          Risk Management Strategy (1996-Present); Vice
                                                                          President (1997), Hartford Life Insurance
                                                                          Company; Vice President, Investment Strategy
                                                                          (1997-Present), Hartford Life, Inc.; Vice
                                                                          President, Investment Strategy & Policy
                                                                          (1991-1996), Aetna Life and Casualty Company.


------------------------
 * Denotes date of election to Board of Directors.
** The Hartford Financial Services Group, Inc. Affiliated Company.

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

DISTRIBUTION OF THE POLICIES
      --------------------------------------------------------------------

Hartford intends to sell the Policies in all jurisdictions where it is licensed to do business. The Policies will be sold by life insurance sales representatives who represent Hartford and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO") or certain other independent, registered broker-dealers. Any sales representative or employee will have been qualified to sell variable life insurance Policies under applicable federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. Both HESCO and HSD are wholly-owned subsidiaries of Hartford Life Insurance Company. The principal business address of HESCO and HSD is the same as that of Hartford.

The maximum sales commission payable to Hartford agents, independent registered insurance brokers, and other registered broker-dealers is 6.0% of initial and subsequent premiums. Additional annual compensation of no more than 0.75% of Account Value may be paid.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in this Prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or surrender variable insurance products.

Hartford may provide information on various topics to Policy Owners and prospective Policies Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and variable annuities and other investment alternatives, including comparisons between the Policies and the characteristics of, and market for, such alternatives.

                             25   - PROSPECTUS

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS
      --------------------------------------------------------------------

The assets of the Separate Account are held by Hartford. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of Hartford. Hartford maintains records of all purchases and redemptions of shares of the Fund. Additional protection for the assets of the Separate Account is afforded by Hartford's blanket fidelity bond, issued by Aetna Casualty and Surety Company, in the aggregate of $50 million, covering all of the officers and employees of Hartford.

FEDERAL TAX CONSIDERATIONS
      --------------------------------------------------------------------

GENERAL

SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE POLICY OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER, OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A POLICY DESCRIBED HEREIN.

It should be understood that any detailed description of the federal income tax consequences regarding the purchase of the Policy cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of federal tax considerations is based upon Hartford's understanding of existing federal income tax laws as they are currently interpreted.

TAXATION OF HARTFORD AND
THE SEPARATE ACCOUNT


The Separate Account is taxed as a part of Hartford which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Policy Benefits and Rights -- Account Value"). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policy.


Hartford does not expect to incur any federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for federal income taxes. If Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for such taxes against the Separate Account.

INCOME TAXATION OF
POLICY BENEFITS

For federal income tax purposes, the Policy should be treated as life insurance Policies under Section 7702 of the Code. The death benefit under a life insurance policy is generally excluded from the gross income of the beneficiary. Also, a life insurance Policy owner is generally not taxed on increments in the Policy value until the Policies is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a Policy that is treated as life insurance. Hartford intends to monitor premium levels to assure compliance with the Section 7702 requirements.

During the first 15 Policy years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the Policy.

The Maturity Date Extension Rider allows a Policy Owner to extend the Maturity Date to the date of the Insured's death. If the Maturity Date of the Policy is extended by rider, Hartford believes that the Policy will continue to be treated as a life insurance Policy for federal income tax purposes after the scheduled Maturity Date. However, due to the lack of specific guidance on this issue, the result is not certain. If the Policy is not treated as a life insurance Policy for federal income tax purposes after the scheduled Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Policy Owner should consult a qualified tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

LAST SURVIVOR POLICIES

Although Hartford believes that the last survivor Policies are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a joint survivorship life insurance policy not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a last survivor Policy will meet the Section 7702 definition of a life insurance Policy.

MODIFIED ENDOWMENT CONTRACTS

A life insurance Policy is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The large

                             26   - PROSPECTUS
single premium permitted under the Policy does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Policy will generally be treated as a modified endowment Policy for federal income tax purposes. However, an exchange under Section 1035 of the Code of a life insurance Policy issued before June 21, 1988 will not cause the new Policy to be treated as a modified endowment Policy if no additional premiums are paid and there is no change in the death benefit as the result of the exchange.

A Policy that is classified as modified endowment Policy is generally eligible for the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, loans, distributions or other amounts received from a modified endowment Policy during the life of the Insured will be taxed to the extent of any accumulated income in the Policy (generally, the excess of account value over premiums paid). Liquidations that are taxable will be subject to a 10% additional tax, with certain exceptions.

All modified endowment contracts that are issued within any calendar year to the same policy owner by one company or its affiliates shall be treated as one modified endowment Policy in determining the taxable portion of any loan or distributions.

ESTATE AND GENERATION
SKIPPING TAXES

When the Insured dies, the Death Proceeds will generally be includible in the Policy owner's estate for purposes of federal estate tax if the last surviving Insured owned the Policy. If the Policy Owner was not the last surviving Insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. Nothing would be includible in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse (when the Death Proceeds would be available to pay taxes due and other expenses incurred).

If the Policy Owner (whether or not he or she is an Insured) transfers ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Policy. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Policy Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

DIVERSIFICATION REQUIREMENTS

Section 817 of the Code provides that a variable life insurance Policy (other than a pension plan policy) will not be treated as a life insurance Policy for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Policy is not treated as a life insurance Policy, the Policy Owner will be subject to income tax on the annual increases in cash value.

The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable Policy is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or the Policy Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

Hartford monitors the diversification of investments in the separate accounts and tests for diversification as required by the Code. Hartford intends to administer all Policies subject to the diversification requirements in a manner that will maintain adequate diversification.

OWNERSHIP OF THE ASSETS IN
THE SEPARATE ACCOUNT

In order for a variable life insurance Policy to qualify for tax deferral, assets in the segregated asset accounts supporting the variable Policy must be considered to be owned by the insurance company and not by the variable Policy owner. The Internal Revenue Service ("IRS") has issued several rulings which discuss investor control. The IRS has ruled that incidents of ownership by the Policy owner, such as the ability to select and control investments in a separate account, will cause the Policy owner to be treated as the owner of the assets for tax purposes.

Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the

                             27   - PROSPECTUS
temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under section 817(d), relating to the definition of "variable Policy." The final regulations issued under Section 817 do not provide guidance regarding investor control, and as of the date of this Prospectus, no other such guidance has been issued. Further, Hartford does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Policy Owner could be considered the owner of the assets for tax purposes. Hartford reserves the right to modify the Policies, as necessary, to prevent Policy owners from being considered the owners of the assets in the Separate Account.

LIFE INSURANCE PURCHASED FOR
USE IN SPLIT DOLLAR
ARRANGEMENTS

On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

FEDERAL INCOME TAX WITHHOLDING

If any amounts are deemed to be current taxable income to the Policy owner, such amounts will be subject to federal income tax withholding and reporting, pursuant to the Code.

NON-INDIVIDUAL OWNERSHIP
OF POLICIES

Legislation has recently been proposed which would limit certain of the tax advantages now afforded non-individual owners of life insurance Policies. Prospective Policy owners which are not individuals should consult a tax adviser to determine the status of this proposed legislation and its potential impact on the purchaser.

OTHER

Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy owner or beneficiary. A tax adviser should be consulted to determine the impact of these taxes.

LIFE INSURANCE PURCHASES BY
NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy purchase.

LEGAL PROCEEDINGS
      --------------------------------------------------------------------

There are no material legal proceedings pending to which the Separate Account is a party.

LEGAL MATTERS
      --------------------------------------------------------------------

Legal matters in connection with the issue and sale of flexible premium variable life insurance Policies described in this Prospectus and the organization of Hartford, its authority to issue the Policies under Connecticut law and the validity of the forms of the Policies under Connecticut law and legal matters relating to the federal securities and income tax laws have been passed on by Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary of Hartford.

                             28   - PROSPECTUS

EXPERTS
      --------------------------------------------------------------------


The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company (formerly ITT Hartford Life and Annuity Insurance Company) which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.


The hypothetical Policy illustrations included in this Prospectus and the registration statement with respect to the Separate Account have been approved by Michael Winterfield, FSA, MAAA, Assistant Vice President and Director, Individual Annuity Product Management, for Hartford, and are included in reliance upon his opinion as to their reasonableness.


YEAR 2000

      --------------------------------------------------------------------


The Year 2000 issue relates to the ability or inability of computer systems to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many computer systems that are in use today were developed years ago when a year was identified using a two-digit field rather than a four-digit field. As information and data containing or related to the century date are introduced to computer hardware, software and other systems, date sensitive systems may recognize the year 2000 as 1900, or not at all, which may result in computer systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors and others, may also adversely affect any given company.



As an insurance and financial services company, Hartford has thousands of individual and business customers that have purchased or invested in insurance policies, annuities, mutual funds and other financial products. Nearly all of these policies and products contain date sensitive data, such as policy expiration dates, birth dates, premium payments dates and the like. In addition, Hartford has business relationships with numerous third parties that affect virtually all aspects of its business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products.



Beginning in 1990, Hartford began working on making its computer systems Year 2000 ready, either by installing new programs or by replacing systems. In January 1998, Hartford commenced a company-wide program to further identify, assess and remediate the impact of Year 2000 problems in all of Hartford's business segments. Hartford currently anticipates that this internal program will be substantially completed by the end of 1998, and testing of computer systems will continue through 1999.



In addition, as part of its Year 2000 program, Hartford is identifying third parties with which it has significant business relations in order to attempt to assess any potential impact on Hartford as a result of such third-party Year 2000 issues and remediation plans. Hartford currently anticipates that it will substantially complete this evaluation by the end of 1998, and will conduct systems testing with certain third parties through 1999. Hartford does not have control over these third parties and, as a result, Hartford cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to successfully address their Year 2000 issues. Hartford will continue to assess Year 2000 risk exposures related to its own operations and its third-party relationships and is in the process of developing contingency plans.



The costs of addressing the Year 2000 issue that have been incurred through the six months ended June 30, 1998 have not been material to Hartford's financial condition or results of operations. Hartford will continue to incur costs related to its Year 2000 efforts and does not anticipate that the costs to be incurred will be material to its financial condition or results of operations.


                             29   - PROSPECTUS

APPENDIX A
      --------------------------------------------------------------------

ILLUSTRATIONS OF BENEFITS

The tables in Appendix A illustrate the way in which a Policy operates. They show how the death benefit and surrender value could vary over an extended period of time assuming hypothetical gross rates of return equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $10,000. A male preferred age 55, a female preferred age 55 and a male preferred age 65 with Face Amounts of $44,053, $34,014 and $20,000, respectively, are illustrated for the single life preferred Policy for both Policy Owner Option 1 and Policy Owner Option 2. The illustrations for the last survivor preferred Policy assume male and female of equal ages, including age 55 and 65 for Face Amounts of $45,454 and $28,329.

The death benefit and surrender value for a Policy would be different from those shown if the rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also differ if any Policy loan were made during the period of time illustrated.

The tables reflect the deductions of current Policy charges for Policy Owner Option 1 and Policy Owner Option 2 and guaranteed Policy charges for a single gross interest rate. The death benefits and surrender values would change if the current cost of insurance charges change.

The amounts shown for the death benefit and surrender value as of the end of each Policy Year take into account an average daily charge equal to an annual charge of 0.60% of the average daily net assets of the Portfolios for investment advisory and administrative services fees. The gross annual investment return rates of 0%, 6% and 12% on the Fund's assets are equal to net annual investment return rates (net of the 0.80% average daily charge) of -0.80%, 5.20% and 11.20%, respectively.


The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Separate Account in the future. In order to produce after tax returns of 0%, 6%, and 12%, the Separate Account would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges (see "Deductions and Charges -- Taxes Charged Against the Separate Account."


The "Premium Paid Plus Interest" column of each table shows the amount which would accumulate if the initial premium was invested to earn interest, after taxes of 5% per year, compounded annually.

Hartford will furnish upon request, a comparable illustration reflecting the proposed insureds age, risk classification, Face Amount or initial premium requested, and reflecting guaranteed cost of insurance rates. Hartford will also furnish an additional similar illustration reflecting current cost of insurance rates which may be less than, but never greater than, the guaranteed cost of insurance rates.

                             30   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 55 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,809       9,816          44,053       10,749        9,757        44,053
      2          11,025          11,687      10,703          44,053       11,560       10,579        44,053
      3          11,576          12,638      11,667          44,053       12,438       11,470        44,053
      4          12,155          13,669      12,864          44,053       13,388       12,588        44,053
      5          12,763          14,787      14,002          44,053       14,419       13,639        44,053

      6          13,401          15,998      15,438          44,053       15,537       14,982        44,053
      7          14,071          17,311      16,781          44,053       16,750       16,224        44,053
      8          14,775          18,734      18,441          44,053       18,066       17,775        44,053
      9          15,513          20,277      20,027          44,053       19,495       19,246        44,053
     10          16,289          21,950      21,950          44,053       21,049       21,049        44,053

     11          17,103          24,002      24,002          44,053       22,926       22,926        44,053
     12          17,959          26,249      26,249          44,053       24,993       24,993        44,053
     13          18,856          28,710      28,710          44,053       27,276       27,276        44,053
     14          19,799          31,412      31,412          44,053       29,803       29,803        44,053
     15          20,789          34,400      34,400          46,097       32,607       32,607        44,053

     16          21,829          37,691      37,691          48,999       35,718       35,718        46,434
     17          22,920          41,294      41,294          52,856       39,130       39,130        50,087
     18          24,066          45,237      45,237          56,999       42,865       42,865        54,010
     19          25,270          49,552      49,552          61,445       46,953       46,953        58,222
     20          26,533          54,308      54,308          66,256       51,459       51,459        62,780

     25          33,864          85,630      85,630          99,332       81,130       81,130        94,111
     35          55,160         212,545     212,545         225,298      201,239      201,239       213,314

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             31   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 55 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,225       9,245          44,053       10,163        9,184        44,053
      2          11,025          10,455       9,496          44,053       10,320        9,364        44,053
      3          11,576          10,692       9,754          44,053       10,471        9,538        44,053
      4          12,155          10,934      10,170          44,053       10,613        9,854        44,053
      5          12,763          11,182      10,443          44,053       10,746       10,011        44,053

      6          13,401          11,437      10,923          44,053       10,866       10,358        44,053
      7          14,071          11,699      11,211          44,053       10,972       10,490        44,053
      8          14,775          11,967      11,707          44,053       11,059       10,804        44,053
      9          15,513          12,242      12,011          44,053       11,124       10,896        44,053
     10          16,289          12,523      12,523          44,053       11,162       11,162        44,053

     11          17,103          12,942      12,942          44,053       11,262       11,262        44,053
     12          17,959          13,375      13,375          44,053       11,332       11,332        44,053
     13          18,856          13,824      13,824          44,053       11,368       11,368        44,053
     14          19,799          14,289      14,289          44,053       11,364       11,364        44,053
     15          20,789          14,770      14,770          44,053       11,314       11,314        44,053

     16          21,829          15,269      15,269          44,053       11,208       11,208        44,053
     17          22,920          15,786      15,786          44,053       11,037       11,037        44,053
     18          24,066          16,321      16,321          44,053       10,788       10,788        44,053
     19          25,270          16,875      16,875          44,053       10,445       10,445        44,053
     20          26,533          17,449      17,449          44,053        9,992        9,992        44,053

     25          33,864          20,644      20,644          44,053        5,320        5,320        44,053
     35          55,160          28,994      28,994          44,053           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF NSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             32   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION:1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 55 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.80% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,718       8,749          44,053        9,655        8,688        44,053
      2          11,025           9,443       8,504          44,053        9,302        8,366        44,053
      3          11,576           9,175       8,265          44,053        8,941        8,034        44,053
      4          12,155           8,914       8,180          44,053        8,569        7,841        44,053
      5          12,763           8,659       7,951          44,053        8,186        7,484        44,053

      6          13,401           8,411       7,927          44,053        7,789        7,311        44,053
      7          14,071           8,169       7,708          44,053        7,374        6,919        44,053
      8          14,775           7,933       7,693          44,053        6,939        6,704        44,053
      9          15,513           7,703       7,484          44,053        6,479        6,263        44,053
     10          16,289           7,479       7,479          44,053        5,991        5,991        44,053

     11          17,103           7,334       7,334          44,053        5,515        5,515        44,053
     12          17,959           7,191       7,191          44,053        4,999        4,999        44,053
     13          18,856           7,050       7,050          44,053        4,437        4,437        44,053
     14          19,799           6,912       6,912          44,053        3,824        3,824        44,053
     15          20,789           6,775       6,775          44,053        3,152        3,152        44,053

     16          21,829           6,641       6,641          44,053        2,412        2,412        44,053
     17          22,920           6,509       6,509          44,053        1,593        1,593        44,053
     18          24,066           6,379       6,379          44,053          681          681        44,053
     19          25,270           6,251       6,251          44,053           --           --            --
     20          26,533           6,124       6,124          44,053           --           --            --

     25          33,864           5,522       5,522          44,053           --           --            --
     35          55,160           4,449       4,449          44,053           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             33   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 55 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,444       9,694          44,053       10,378        9,628        44,053
      2          11,025          11,365      10,615          44,053       11,226       10,476        44,053
      3          11,576          12,369      11,619          44,053       12,151       11,401        44,053
      4          12,155          13,465      12,865          44,053       13,159       12,559        44,053
      5          12,763          14,661      14,061          44,053       14,261       13,661        44,053

      6          13,401          15,966      15,566          44,053       15,464       15,064        44,053
      7          14,071          17,389      16,989          44,053       16,780       16,380        44,053
      8          14,775          18,942      18,742          44,053       18,218       18,018        44,053
      9          15,513          20,637      20,437          44,053       19,793       19,593        44,053
     10          16,289          22,485      22,485          44,053       21,519       21,519        44,053

     11          17,103          24,589      24,589          44,053       23,449       23,449        44,053
     12          17,959          26,892      26,892          44,053       25,577       25,577        44,053
     13          18,856          29,414      29,414          44,053       27,927       27,927        44,053
     14          19,799          32,192      32,192          44,426       30,531       30,531        44,053
     15          20,789          35,263      35,263          47,253       33,421       33,421        44,784

     16          21,829          38,637      38,637          50,229       36,616       36,616        47,601
     17          22,920          42,331      42,331          54,184       40,115       40,115        51,347
     18          24,066          46,374      46,374          58,431       43,944       43,944        55,370
     19          25,270          50,829      50,829          63,028       48,136       48,136        59,689
     20          26,533          55,707      55,707          67,963       52,755       52,755        64,362

     25          33,864          87,836      87,836         101,891       83,174       83,174        96,482
     35          55,160         218,020     218,020         231,102      206,309      206,309       218,688

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             34   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 55 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,879       9,129          44,053        9,812        9,062        44,053
      2          11,025          10,167       9,417          44,053       10,021        9,271        44,053
      3          11,576          10,464       9,714          44,053       10,227        9,477        44,053
      4          12,155          10,770      10,170          44,053       10,429        9,829        44,053
      5          12,763          11,087      10,487          44,053       10,624       10,024        44,053

      6          13,401          11,414      11,014          44,053       10,811       10,411        44,053
      7          14,071          11,751      11,351          44,053       10,987       10,587        44,053
      8          14,775          12,099      11,899          44,053       11,148       10,948        44,053
      9          15,513          12,458      12,258          44,053       11,291       11,091        44,053
     10          16,289          12,829      12,829          44,053       11,413       11,413        44,053

     11          17,103          13,258      13,258          44,053       11,526       11,526        44,053
     12          17,959          13,703      13,703          44,053       11,610       11,610        44,053
     13          18,856          14,164      14,164          44,053       11,661       11,661        44,053
     14          19,799          14,641      14,641          44,053       11,674       11,674        44,053
     15          20,789          15,135      15,135          44,053       11,642       11,642        44,053

     16          21,829          15,647      15,647          44,053       11,556       11,556        44,053
     17          22,920          16,177      16,177          44,053       11,407       11,407        44,053
     18          24,066          16,726      16,726          44,053       11,181       11,181        44,053
     19          25,270          17,295      17,295          44,053       10,864       10,864        44,053
     20          26,533          17,884      17,884          44,053       10,440       10,440        44,053

     25          33,864          21,162      21,162          44,053        5,976        5,976        44,053
     35          55,160          29,730      29,730          44,053           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             35   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 55 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.80% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,389       8,639          44,053        9,321        8,571        44,053
      2          11,025           9,182       8,432          44,053        9,032        8,282        44,053
      3          11,576           8,979       8,229          44,053        8,732        7,982        44,053
      4          12,155           8,780       8,180          44,053        8,418        7,818        44,053
      5          12,763           8,585       7,985          44,053        8,090        7,490        44,053

      6          13,401           8,393       7,993          44,053        7,745        7,345        44,053
      7          14,071           8,205       7,805          44,053        7,380        6,980        44,053
      8          14,775           8,021       7,821          44,053        6,992        6,792        44,053
      9          15,513           7,839       7,639          44,053        6,575        6,375        44,053
     10          16,289           7,662       7,662          44,053        6,128        6,128        44,053

     11          17,103           7,514       7,514          44,053        5,652        5,652        44,053
     12          17,959           7,368       7,368          44,053        5,136        5,136        44,053
     13          18,856           7,225       7,225          44,053        4,575        4,575        44,053
     14          19,799           7,084       7,084          44,053        3,963        3,963        44,053
     15          20,789           6,945       6,945          44,053        3,291        3,291        44,053

     16          21,829           6,808       6,808          44,053        2,552        2,552        44,053
     17          22,920           6,673       6,673          44,053        1,735        1,735        44,053
     18          24,066           6,540       6,540          44,053          824          824        44,053
     19          25,270           6,410       6,410          44,053           --           --            --
     20          26,533           6,281       6,281          44,053           --           --            --

     25          33,864           5,667       5,667          44,053           --           --            --
     35          55,160           4,573       4,573          44,053           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             36   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,809       9,816          34,014       10,704        9,713        34,014
      2          11,025          11,687      10,703          34,014       11,466       10,487        34,014
      3          11,576          12,638      11,667          34,014       12,293       11,328        34,014
      4          12,155          13,669      12,864          34,014       13,193       12,395        34,014
      5          12,763          14,787      14,002          34,014       14,173       13,396        34,014

      6          13,401          15,998      15,438          34,014       15,239       14,687        34,014
      7          14,071          17,311      16,781          34,014       16,401       15,878        34,014
      8          14,775          18,734      18,441          34,014       17,665       17,376        34,014
      9          15,513          20,277      20,027          34,014       19,041       18,794        34,014
     10          16,289          21,950      21,950          34,014       20,544       20,544        34,014

     11          17,103          24,002      24,002          34,014       22,372       22,372        34,014
     12          17,959          26,252      26,252          34,014       24,402       24,402        34,014
     13          18,856          28,750      28,750          34,014       26,668       26,668        34,014
     14          19,799          31,527      31,527          36,887       29,206       29,206        34,171
     15          20,789          34,572      34,572          40,104       32,025       32,025        37,149

     16          21,829          37,911      37,911          43,598       35,115       35,115        40,382
     17          22,920          41,581      41,581          46,987       38,512       38,512        43,520
     18          24,066          45,620      45,620          50,639       42,251       42,251        46,899
     19          25,270          50,069      50,069          54,576       46,369       46,369        50,543
     20          26,533          54,960      54,960          59,907       50,898       50,898        55,480

     25          33,864          87,477      87,477          92,726       81,012       81,012        85,873
     35          55,160         217,739     217,739         228,626      198,674      198,674       208,608

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             37   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,225       9,245          34,014       10,118        9,141        34,014
      2          11,025          10,455       9,496          34,014       10,227        9,273        34,014
      3          11,576          10,692       9,754          34,014       10,328        9,397        34,014
      4          12,155          10,934      10,170          34,014       10,419        9,663        34,014
      5          12,763          11,182      10,443          34,014       10,499        9,767        34,014

      6          13,401          11,437      10,923          34,014       10,564       10,058        34,014
      7          14,071          11,699      11,211          34,014       10,610       10,130        34,014
      8          14,775          11,967      11,707          34,014       10,630       10,377        34,014
      9          15,513          12,242      12,011          34,014       10,618       10,392        34,014
     10          16,289          12,523      12,523          34,014       10,567       10,567        34,014

     11          17,103          12,942      12,942          34,014       10,559       10,559        34,014
     12          17,959          13,375      13,375          34,014       10,508       10,508        34,014
     13          18,856          13,824      13,824          34,014       10,409       10,409        34,014
     14          19,799          14,289      14,289          34,014       10,258       10,258        34,014
     15          20,789          14,770      14,770          34,014       10,045       10,045        34,014

     16          21,829          15,269      15,269          34,014        9,757        9,757        34,014
     17          22,920          15,786      15,786          34,014        9,372        9,372        34,014
     18          24,066          16,321      16,321          34,014        8,863        8,863        34,014
     19          25,270          16,875      16,875          34,014        8,198        8,198        34,014
     20          26,533          17,449      17,449          34,014        7,340        7,340        34,014

     25          33,864          20,644      20,644          34,014           --           --            --
     35          55,160          28,994      28,994          34,014           --           --            --

    * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             38   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.80% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,718       8,749          34,014        9,611        8,644        34,014
      2          11,025           9,443       8,504          34,014        9,211        8,276        34,014
      3          11,576           9,175       8,265          34,014        8,800        7,896        34,014
      4          12,155           8,914       8,180          34,014        8,378        7,653        34,014
      5          12,763           8,659       7,951          34,014        7,944        7,244        34,014

      6          13,401           8,411       7,927          34,014        7,492        7,017        34,014
      7          14,071           8,169       7,708          34,014        7,018        6,566        34,014
      8          14,775           7,933       7,693          34,014        6,516        6,283        34,014
      9          15,513           7,703       7,484          34,014        5,976        5,761        34,014
     10          16,289           7,479       7,479          34,014        5,393        5,393        34,014

     11          17,103           7,334       7,334          34,014        4,802        4,802        34,014
     12          17,959           7,191       7,191          34,014        4,153        4,153        34,014
     13          18,856           7,050       7,050          34,014        3,443        3,443        34,014
     14          19,799           6,912       6,912          34,014        2,665        2,665        34,014
     15          20,789           6,775       6,775          34,014        1,809        1,809        34,014

     16          21,829           6,641       6,641          34,014          859          859        34,014
     17          22,920           6,509       6,509          34,014           --           --            --
     18          24,066           6,379       6,379          34,014           --           --            --
     19          25,270           6,251       6,251          34,014           --           --            --
     20          26,533           6,124       6,124          34,014           --           --            --

     25          33,864           5,522       5,522          34,014           --           --            --
     35          55,160           4,449       4,449          34,014           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             39   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,444       9,694          34,014       10,332        9,582        34,014
      2          11,025          11,365      10,615          34,014       11,129       10,379        34,014
      3          11,576          12,369      11,619          34,014       12,000       11,250        34,014
      4          12,155          13,465      12,865          34,014       12,955       12,355        34,014
      5          12,763          14,661      14,061          34,014       14,002       13,402        34,014

      6          13,401          15,966      15,566          34,014       15,150       14,750        34,014
      7          14,071          17,389      16,989          34,014       16,410       16,010        34,014
      8          14,775          18,942      18,742          34,014       17,792       17,592        34,014
      9          15,513          20,637      20,437          34,014       19,309       19,109        34,014
     10          16,289          22,486      22,486          34,014       20,980       20,980        34,014

     11          17,103          24,589      24,589          34,014       22,861       22,861        34,014
     12          17,959          26,901      26,901          34,014       24,952       24,952        34,014
     13          18,856          29,479      29,479          34,786       27,287       27,287        34,014
     14          19,799          32,328      32,328          37,825       29,901       29,901        34,985
     15          20,789          35,452      35,452          41,125       32,788       32,788        38,035

     16          21,829          38,876      38,876          44,708       35,953       35,953        41,346
     17          22,920          42,641      42,641          48,185       39,432       39,432        44,559
     18          24,066          46,784      46,784          51,930       43,261       43,261        48,020
     19          25,270          51,377      51,377          56,001       47,478       47,478        51,752
     20          26,533          56,396      56,396          61,472       52,116       52,116        56,807

     25          33,864          89,762      89,762          95,149       82,950       82,950        87,927
     35          55,160         223,428     223,428         234,599      203,426      203,426       213,598

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             40   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,879       9,129          34,014        9,766        9,016        34,014
      2          11,025          10,167       9,417          34,014        9,925        9,175        34,014
      3          11,576          10,464       9,714          34,014       10,079        9,329        34,014
      4          12,155          10,770      10,170          34,014       10,227        9,627        34,014
      5          12,763          11,087      10,487          34,014       10,366        9,766        34,014

      6          13,401          11,414      11,014          34,014       10,495       10,095        34,014
      7          14,071          11,751      11,351          34,014       10,608       10,208        34,014
      8          14,775          12,099      11,899          34,014       10,700       10,500        34,014
      9          15,513          12,458      12,258          34,014       10,763       10,563        34,014
     10          16,289          12,829      12,829          34,014       10,791       10,791        34,014

     11          17,103          13,258      13,258          34,014       10,797       10,797        34,014
     12          17,959          13,703      13,703          34,014       10,761       10,761        34,014
     13          18,856          14,164      14,164          34,014       10,678       10,678        34,014
     14          19,799          14,641      14,641          34,014       10,545       10,545        34,014
     15          20,789          15,135      15,135          34,014       10,353       10,353        34,014

     16          21,829          15,647      15,647          34,014       10,086       10,086        34,014
     17          22,920          16,177      16,177          34,014        9,726        9,726        34,014
     18          24,066          16,726      16,726          34,014        9,246        9,246        34,014
     19          25,270          17,295      17,295          34,014        8,613        8,613        34,014
     20          26,533          17,884      17,884          34,014        7,792        7,792        34,014

     25          33,864          21,162      21,162          34,014           --           --            --
     35          55,160          29,730      29,730          34,014           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             41   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.80% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,389       8,639          34,014        9,275        8,525        34,014
      2          11,025           9,182       8,432          34,014        8,937        8,187        34,014
      3          11,576           8,979       8,229          34,014        8,586        7,836        34,014
      4          12,155           8,780       8,180          34,014        8,221        7,621        34,014
      5          12,763           8,585       7,985          34,014        7,839        7,239        34,014

      6          13,401           8,393       7,993          34,014        7,438        7,038        34,014
      7          14,071           8,205       7,805          34,014        7,011        6,611        34,014
      8          14,775           8,021       7,821          34,014        6,553        6,353        34,014
      9          15,513           7,839       7,639          34,014        6,055        5,855        34,014
     10          16,289           7,662       7,662          34,014        5,509        5,509        34,014

     11          17,103           7,514       7,514          34,014        4,919        4,919        34,014
     12          17,959           7,368       7,368          34,014        4,272        4,272        34,014
     13          18,856           7,225       7,225          34,014        3,562        3,562        34,014
     14          19,799           7,084       7,084          34,014        2,786        2,786        34,014
     15          20,789           6,945       6,945          34,014        1,933        1,933        34,014

     16          21,829           6,808       6,808          34,014          985          985        34,014
     17          22,920           6,673       6,673          34,014           --           --            --
     18          24,066           6,540       6,540          34,014           --           --            --
     19          25,270           6,410       6,410          34,014           --           --            --
     20          26,533           6,281       6,281          34,014           --           --            --

     25          33,864           5,667       5,667          34,014           --           --            --
     35          55,160           4,573       4,573          34,014           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             42   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,809       9,816          20,000       10,618        9,629        20,000
      2          11,025          11,687      10,703          20,000       11,284       10,309        20,000
      3          11,576          12,638      11,667          20,000       12,007       11,047        20,000
      4          12,155          13,669      12,864          20,000       12,796       12,004        20,000
      5          12,763          14,787      14,002          20,000       13,664       12,893        20,000

      6          13,401          15,998      15,438          20,000       14,625       14,079        20,000
      7          14,071          17,312      16,782          20,000       15,699       15,181        20,000
      8          14,775          18,765      18,471          20,830       16,911       16,626        20,000
      9          15,513          20,369      20,118          22,203       18,294       18,049        20,000
     10          16,289          22,099      22,099          24,088       19,844       19,844        21,631

     11          17,103          24,173      24,173          26,107       21,704       21,704        23,440
     12          17,959          26,450      26,450          28,302       23,745       23,745        25,408
     13          18,856          28,930      28,930          30,955       25,967       25,967        27,785
     14          19,799          31,656      31,656          33,556       28,410       28,410        30,115
     15          20,789          34,629      34,629          36,708       31,069       31,069        32,934

     16          21,829          37,899      37,899          39,795       34,000       34,000        35,700
     17          22,920          41,465      41,465          43,539       37,188       37,188        39,048
     18          24,066          45,370      45,370          47,638       40,651       40,651        42,684
     19          25,270          49,644      49,644          52,127       44,407       44,407        46,628
     20          26,533          54,355      54,355          57,073       48,474       48,474        50,898

     25          33,864          85,523      85,523          89,799       74,397       74,397        78,117
     35          55,160         211,899     211,899         214,018      178,715      178,715       180,502

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             43   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,225       9,245          20,000       10,030        9,054        20,000
      2          11,025          10,455       9,496          20,000       10,030        9,080        20,000
      3          11,576          10,692       9,754          20,000        9,999        9,074        20,000
      4          12,155          10,934      10,170          20,000        9,929        9,180        20,000
      5          12,763          11,182      10,443          20,000        9,814        9,091        20,000

      6          13,401          11,437      10,923          20,000        9,644        9,147        20,000
      7          14,071          11,699      11,211          20,000        9,406        8,935        20,000
      8          14,775          11,967      11,707          20,000        9,083        8,838        20,000
      9          15,513          12,242      12,011          20,000        8,655        8,434        20,000
     10          16,289          12,523      12,523          20,000        8,098        8,098        20,000

     11          17,103          12,942      12,942          20,000        7,449        7,449        20,000
     12          17,959          13,375      13,375          20,000        6,609        6,609        20,000
     13          18,856          13,824      13,824          20,000        5,531        5,531        20,000
     14          19,799          14,289      14,289          20,000        4,157        4,157        20,000
     15          20,789          14,770      14,770          20,000        2,401        2,401        20,000

     16          21,829          15,269      15,269          20,000          146          146        20,000
     17          22,920          15,786      15,786          20,000           --           --            --
     18          24,066          16,321      16,321          20,000           --           --            --
     19          25,270          16,875      16,875          20,000           --           --            --
     20          26,533          17,449      17,449          20,000           --           --            --

     25          33,864          20,644      20,644          21,676           --           --            --
     35          55,160          29,018      29,018          29,309           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             44   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.80% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,718       8,749          20,000        9,520        8,555        20,000
      2          11,025           9,443       8,504          20,000        9,002        8,072        20,000
      3          11,576           9,175       8,265          20,000        8,442        7,544        20,000
      4          12,155           8,914       8,180          20,000        7,830        7,113        20,000
      5          12,763           8,659       7,951          20,000        7,158        6,469        20,000

      6          13,401           8,411       7,927          20,000        6,412        5,948        20,000
      7          14,071           8,169       7,708          20,000        5,575        5,133        20,000
      8          14,775           7,933       7,693          20,000        4,623        4,400        20,000
      9          15,513           7,703       7,484          20,000        3,529        3,320        20,000
     10          16,289           7,479       7,479          20,000        2,261        2,261        20,000

     11          17,103           7,334       7,334          20,000          795          795        20,000
     12          17,959           7,191       7,191          20,000           --           --            --
     13          18,856           7,050       7,050          20,000           --           --            --
     14          19,799           6,912       6,912          20,000           --           --            --
     15          20,789           6,775       6,775          20,000           --           --            --

     16          21,829           6,641       6,641          20,000           --           --            --
     17          22,920           6,509       6,509          20,000           --           --            --
     18          24,066           6,379       6,379          20,000           --           --            --
     19          25,270           6,251       6,251          20,000           --           --            --
     20          26,533           6,124       6,124          20,000           --           --            --

     25          33,864           5,522       5,522          20,000           --           --            --
     35          55,160           4,449       4,449          20,000           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             45   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,444       9,694          20,000       10,237        9,487        20,000
      2          11,025          11,365      10,615          20,000       10,928       10,178        20,000
      3          11,576          12,369      11,619          20,000       11,682       10,932        20,000
      4          12,155          13,465      12,865          20,000       12,511       11,911        20,000
      5          12,763          14,661      14,061          20,000       13,429       12,829        20,000

      6          13,401          15,966      15,566          20,000       14,453       14,053        20,000
      7          14,071          17,390      16,990          20,000       15,606       15,206        20,000
      8          14,775          18,977      18,777          21,065       16,917       16,717        20,000
      9          15,513          20,734      20,534          22,601       18,425       18,225        20,084
     10          16,289          22,642      22,642          24,681       20,118       20,118        21,929

     11          17,103          24,768      24,768          26,750       22,003       22,003        23,764
     12          17,959          27,103      27,103          29,000       24,073       24,073        25,759
     13          18,856          29,644      29,644          31,720       26,326       26,326        28,169
     14          19,799          32,438      32,438          34,385       28,804       28,804        30,532
     15          20,789          35,486      35,486          37,616       31,500       31,500        33,390

     16          21,829          38,838      38,838          40,780       34,471       34,471        36,195
     17          22,920          42,493      42,493          44,618       37,704       37,704        39,590
     18          24,066          46,494      46,494          48,819       41,216       41,216        43,277
     19          25,270          50,906      50,906          53,452       45,024       45,024        47,276
     20          26,533          55,736      55,736          58,523       49,148       49,148        51,606

     25          33,864          87,696      87,696          92,082       75,432       75,432        79,204
     35          55,160         217,284     217,284         219,457      181,202      181,202       183,014

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             46   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,879       9,129          20,000        9,669        8,919        20,000
      2          11,025          10,167       9,417          20,000        9,711        8,961        20,000
      3          11,576          10,464       9,714          20,000        9,722        8,972        20,000
      4          12,155          10,770      10,170          20,000        9,698        9,098        20,000
      5          12,763          11,087      10,487          20,000        9,630        9,030        20,000

      6          13,401          11,414      11,014          20,000        9,510        9,110        20,000
      7          14,071          11,751      11,351          20,000        9,324        8,924        20,000
      8          14,775          12,099      11,899          20,000        9,057        8,857        20,000
      9          15,513          12,458      12,258          20,000        8,687        8,487        20,000
     10          16,289          12,829      12,829          20,000        8,191        8,191        20,000

     11          17,103          13,258      13,258          20,000        7,554        7,554        20,000
     12          17,959          13,703      13,703          20,000        6,728        6,728        20,000
     13          18,856          14,164      14,164          20,000        5,667        5,667        20,000
     14          19,799          14,641      14,641          20,000        4,314        4,314        20,000
     15          20,789          15,135      15,135          20,000        2,584        2,584        20,000

     16          21,829          15,647      15,647          20,000          362          362        20,000
     17          22,920          16,177      16,177          20,000           --           --            --
     18          24,066          16,726      16,726          20,000           --           --            --
     19          25,270          17,295      17,295          20,000           --           --            --
     20          26,533          17,884      17,884          20,000           --           --            --

     25          33,864          21,162      21,162          22,220           --           --            --
     35          55,160          29,755      29,755          30,053           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             47   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.80% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,389       8,639          20,000        9,177        8,427        20,000
      2          11,025           9,182       8,432          20,000        8,713        7,963        20,000
      3          11,576           8,979       8,229          20,000        8,204        7,454        20,000
      4          12,155           8,780       8,180          20,000        7,640        7,040        20,000
      5          12,763           8,585       7,985          20,000        7,011        6,411        20,000

      6          13,401           8,393       7,993          20,000        6,305        5,905        20,000
      7          14,071           8,205       7,805          20,000        5,504        5,104        20,000
      8          14,775           8,021       7,821          20,000        4,583        4,383        20,000
      9          15,513           7,839       7,639          20,000        3,514        3,314        20,000
     10          16,289           7,662       7,662          20,000        2,265        2,265        20,000

     11          17,103           7,514       7,514          20,000          799          799        20,000
     12          17,959           7,368       7,368          20,000           --           --            --
     13          18,856           7,225       7,225          20,000           --           --            --
     14          19,799           7,084       7,084          20,000           --           --            --
     15          20,789           6,945       6,945          20,000           --           --            --

     16          21,829           6,808       6,808          20,000           --           --            --
     17          22,920           6,673       6,673          20,000           --           --            --
     18          24,066           6,540       6,540          20,000           --           --            --
     19          25,270           6,410       6,410          20,000           --           --            --
     20          26,533           6,281       6,281          20,000           --           --            --

     25          33,864           5,667       5,667          20,000           --           --            --
     35          55,160           4,573       4,573          20,000           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             48   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                            POLICY OWNER OPITION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 55 MALE/55 FEMALE
                          INITIAL FACE AMOUNT: $45,454

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,899       9,904          45,454       10,899        9,904        45,454
      2          11,025          11,875      10,888          45,454       11,875       10,888        45,454
      3          11,576          12,935      11,959          45,454       12,935       11,959        45,454
      4          12,155          14,085      13,273          45,454       14,085       13,273        45,454
      5          12,763          15,332      14,540          45,454       15,332       14,540        45,454

      6          13,401          16,684      16,118          45,454       16,684       16,117        45,454
      7          14,071          18,151      17,614          45,454       18,151       17,614        45,454
      8          14,775          19,740      19,441          45,454       19,740       19,441        45,454
      9          15,513          21,461      21,208          45,454       21,461       21,208        45,454
     10          16,289          23,327      23,327          45,454       23,327       23,327        45,454

     11          17,103          25,575      25,575          45,454       25,556       25,556        45,454
     12          17,959          28,041      28,041          45,454       28,000       28,000        45,454
     13          18,856          30,749      30,749          45,454       30,685       30,685        45,454
     14          19,799          33,723      33,723          45,454       33,643       33,643        45,454
     15          20,789          37,004      37,004          45,454       36,915       36,915        45,454

     16          21,829          40,644      40,644          46,741       40,544       40,544        46,626
     17          22,920          44,659      44,659          50,466       44,549       44,549        50,341
     18          24,066          49,073      49,073          54,471       48,952       48,952        54,337
     19          25,270          53,957      53,957          58,814       53,824       53,824        58,669
     20          26,533          59,301      59,301          64,638       59,155       59,155        64,479

     25          33,864          94,779      94,779         100,466       94,543       94,543       100,216
     35          55,160         240,620     240,620         252,652      232,087      232,087       243,691

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             49   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                            POLICY OWNER OPITION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 55 MALE/55 FEMALE
                          INITIAL FACE AMOUNT: $45,454

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500         10,309        9,328         45,454       10,309        9,328       45,454
      2          11,025         10,623        9,660         45,454       10,623        9,660       45,454
      3          11,576         10,939        9,997         45,454       10,939        9,997       45,454
      4          12,155         11,256       10,487         45,454       11,256       10,487       45,454
      5          12,763         11,573       10,829         45,454       11,573       10,829       45,454

      6          13,401         11,888       11,369         45,454       11,888       11,369       45,454
      7          14,071         12,196       11,705         45,454       12,196       11,705       45,454
      8          14,775         12,509       12,246         45,454       12,496       12,233       45,454
      9          15,513         12,829       12,597         45,454       12,781       12,549       45,454
     10          16,289         13,159       13,159         45,454       13,045       13,045       45,454

     11          17,103         13,634       13,634         45,454       13,391       13,391       45,454
     12          17,959         14,128       14,128         45,454       13,711       13,711       45,454
     13          18,856         14,640       14,640         45,454       13,998       13,998       45,454
     14          19,799         15,172       15,172         45,454       14,243       14,243       45,454
     15          20,789         15,725       15,725         45,454       14,436       14,436       45,454

     16          21,829         16,299       16,299         45,454       14,563       14,563       45,454
     17          22,920         16,895       16,895         45,454       14,605       14,605       45,454
     18          24,066         17,513       17,513         45,454       14,536       14,536       45,454
     19          25,270         18,156       18,156         45,454       14,326       14,326       45,454
     20          26,533         18,823       18,823         45,454       13,937       13,937       45,454

     25          33,864         22,563       22,563         45,454        7,457        7,457       45,454
     35          55,160         32,532       32,532         45,454           --           --           --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE REATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             50   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                            POLICY OWNER OPITION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 55 MALE/55 FEMALE
                          INITIAL FACE AMOUNT: $45,454

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.80% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,798       8,828          45,454        9,798        8,828        45,454
      2          11,025           9,594       8,652          45,454        9,594        8,652        45,454
      3          11,576           9,384       8,470          45,454        9,384        8,470        45,454
      4          12,155           9,168       8,430          45,454        9,168        8,430        45,454
      5          12,763           8,943       8,231          45,454        8,943        8,231        45,454

      6          13,401           8,710       8,222          45,454        8,707        8,220        45,454
      7          14,071           8,481       8,018          45,454        8,457        7,994        45,454
      8          14,775           8,258       8,017          45,454        8,188        7,947        45,454
      9          15,513           8,040       7,820          45,454        7,895        7,675        45,454
     10          16,289           7,827       7,827          45,454        7,570        7,570        45,454

     11          17,103           7,696       7,696          45,454        7,267        7,267        45,454
     12          17,959           7,567       7,567          45,454        6,915        6,915        45,454
     13          18,856           7,439       7,439          45,454        6,504        6,504        45,454
     14          19,799           7,313       7,313          45,454        6,026        6,026        45,454
     15          20,789           7,188       7,188          45,454        5,467        5,467        45,454

     16          21,829           7,065       7,065          45,454        4,809        4,809        45,454
     17          22,920           6,944       6,944          45,454        4,028        4,028        45,454
     18          24,066           6,824       6,824          45,454        3,091        3,091        45,454
     19          25,270           6,706       6,706          45,454        1,958        1,958        45,454
     20          26,533           6,590       6,590          45,454          582          582        45,454

     25          33,864           6,029       6,029          45,454           --           --            --
     35          55,160           5,010       5,010          45,454           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             51   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 55 MALE/55 FEMALE
                          INITIAL FACE AMOUNT: $45,454

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,530       9,780          45,454       10,530        9,780        45,454
      2          11,025          11,547      10,797          45,454       11,547       10,797        45,454
      3          11,576          12,659      11,909          45,454       12,659       11,909        45,454
      4          12,155          13,872      13,272          45,454       13,872       13,272        45,454
      5          12,763          15,199      14,599          45,454       15,199       14,599        45,454

      6          13,401          16,647      16,247          45,454       16,647       16,247        45,454
      7          14,071          18,228      17,828          45,454       18,228       17,828        45,454
      8          14,775          19,955      19,755          45,454       19,955       19,755        45,454
      9          15,513          21,840      21,640          45,454       21,840       21,640        45,454
     10          16,289          23,898      23,898          45,454       23,898       23,898        45,454

     11          17,103          26,201      26,201          45,454       26,189       26,189        45,454
     12          17,959          28,729      28,729          45,454       28,702       28,702        45,454
     13          18,856          31,505      31,505          45,454       31,465       31,465        45,454
     14          19,799          34,560      34,560          45,454       34,512       34,512        45,454
     15          20,789          37,936      37,936          45,454       37,883       37,883        45,454

     16          21,829          41,679      41,679          47,931       41,620       41,620        47,863
     17          22,920          45,798      45,798          51,752       45,733       45,733        51,679
     18          24,066          50,324      50,324          55,861       50,253       50,253        55,781
     19          25,270          55,334      55,334          60,314       55,255       55,255        60,229
     20          26,533          60,814      60,814          66,287       60,727       60,727        66,193

     25          33,864          97,196      97,196         103,029       97,057       97,057       102,880
     35          55,160         246,758     246,758         259,096      238,257      238,257       250,170

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             52   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 55 MALE/55 FEMALE
                          INITIAL FACE AMOUNT: $45,454

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,961       9,211          45,454        9,961        9,211        45,454
      2          11,025          10,329       9,579          45,454       10,329        9,579        45,454
      3          11,576          10,705       9,955          45,454       10,705        9,955        45,454
      4          12,155          11,086      10,486          45,454       11,086       10,486        45,454
      5          12,763          11,472      10,872          45,454       11,472       10,872        45,454

      6          13,401          11,860      11,460          45,454       11,860       11,460        45,454
      7          14,071          12,248      11,848          45,454       12,248       11,848        45,454
      8          14,775          12,643      12,443          45,454       12,631       12,431        45,454
      9          15,513          13,053      12,853          45,454       13,007       12,807        45,454
     10          16,289          13,477      13,477          45,454       13,367       13,367        45,454

     11          17,103          13,964      13,964          45,454       13,729       13,729        45,454
     12          17,959          14,470      14,470          45,454       14,066       14,066        45,454
     13          18,856          14,996      14,996          45,454       14,370       14,370        45,454
     14          19,799          15,542      15,542          45,454       14,635       14,635        45,454
     15          20,789          16,108      16,108          45,454       14,850       14,850        45,454

     16          21,829          16,697      16,697          45,454       15,001       15,001        45,454
     17          22,920          17,308      17,308          45,454       15,070       15,070        45,454
     18          24,066          17,943      17,943          45,454       15,031       15,031        45,454
     19          25,270          18,602      18,602          45,454       14,855       14,855        45,454
     20          26,533          19,286      19,286          45,454       14,505       14,505        45,454

     25          33,864          23,122      23,122          45,454        8,359        8,359        45,454
     35          55,160          33,346      33,346          45,454           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             53   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 55 MALE/55 FEMALE
                          INITIAL FACE AMOUNT: $45,454

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.80% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,467       8,717          45,454        9,467        8,717        45,454
      2          11,025           9,328       8,578          45,454        9,328        8,578        45,454
      3          11,576           9,183       8,433          45,454        9,183        8,433        45,454
      4          12,155           9,029       8,429          45,454        9,029        8,429        45,454
      5          12,763           8,864       8,264          45,454        8,864        8,264        45,454

      6          13,401           8,689       8,289          45,454        8,686        8,286        45,454
      7          14,071           8,517       8,117          45,454        8,492        8,092        45,454
      8          14,775           8,347       8,147          45,454        8,277        8,077        45,454
      9          15,513           8,181       7,981          45,454        8,035        7,835        45,454
     10          16,289           8,017       8,017          45,454        7,760        7,760        45,454

     11          17,103           7,883       7,883          45,454        7,456        7,456        45,454
     12          17,959           7,751       7,751          45,454        7,103        7,103        45,454
     13          18,856           7,621       7,621          45,454        6,693        6,693        45,454
     14          19,799           7,492       7,492          45,454        6,215        6,215        45,454
     15          20,789           7,366       7,366          45,454        5,657        5,657        45,454

     16          21,829           7,240       7,240          45,454        5,000        5,000        45,454
     17          22,920           7,117       7,117          45,454        4,220        4,220        45,454
     18          24,066           6,995       6,995          45,454        3,286        3,286        45,454
     19          25,270           6,875       6,875          45,454        2,156        2,156        45,454
     20          26,533           6,756       6,756          45,454          784          784        45,454

     25          33,864           6,184       6,184          45,454           --           --            --
     35          55,160           5,147       5,147          45,454           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             54   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 65 MALE/65 FEMALE
                          INITIAL FACE AMOUNT: $28,329

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,893       9,898          28,329       10,893        9,898        28,329
      2          11,025          11,849      10,862          28,329       11,849       10,862        28,329
      3          11,576          12,872      11,897          28,329       12,872       11,897        28,329
      4          12,155          13,968      13,159          28,329       13,968       13,159        28,329
      5          12,763          15,149      14,360          28,329       15,143       14,354        28,329

      6          13,401          16,432      15,868          28,329       16,405       15,841        28,329
      7          14,071          17,826      17,293          28,329       17,763       17,230        28,329
      8          14,775          19,342      19,045          28,329       19,229       18,933        28,329
      9          15,513          20,988      20,736          28,329       20,818       20,566        28,329
     10          16,289          22,777      22,777          28,329       22,554       22,554        28,329

     11          17,103          24,971      24,971          28,329       24,669       24,669        28,329
     12          17,959          27,398      27,398          29,316       27,051       27,051        28,945
     13          18,856          30,068      30,068          32,174       29,687       29,687        31,766
     14          19,799          33,000      33,000          34,981       32,582       32,582        34,537
     15          20,789          36,201      36,201          38,373       35,741       35,741        37,886

     16          21,829          39,719      39,719          41,705       39,214       39,214        41,175
     17          22,920          43,566      43,566          45,745       43,001       43,001        45,152
     18          24,066          47,789      47,789          50,179       47,125       47,125        49,482
     19          25,270          52,455      52,455          55,078       51,638       51,638        54,220
     20          26,533          57,576      57,576          60,455       56,535       56,535        59,362

     25          33,864          91,732      91,732          96,319       87,658       87,658        92,042
     35          55,160         232,852     232,852         235,181      211,550      211,550       213,666

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             55   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 65 MALE/65 FEMALE
                          INITIAL FACE AMOUNT: $28,329

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,303       9,321          28,329       10,303        9,321        28,329
      2          11,025          10,596       9,634          28,329       10,596        9,634        28,329
      3          11,576          10,874       9,934          28,329       10,874        9,934        28,329
      4          12,155          11,149      10,382          28,329       11,133       10,366        28,329
      5          12,763          11,432      10,689          28,329       11,368       10,626        28,329

      6          13,401          11,723      11,205          28,329       11,572       11,057        28,329
      7          14,071          12,021      11,531          28,329       11,736       11,248        28,329
      8          14,775          12,329      12,067          28,329       11,849       11,590        28,329
      9          15,513          12,644      12,413          28,329       11,895       11,665        28,329
     10          16,289          12,969      12,969          28,329       11,858       11,858        28,329

     11          17,103          13,437      13,437          28,329       11,816       11,816        28,329
     12          17,959          13,923      13,923          28,329       11,654       11,654        28,329
     13          18,856          14,427      14,427          28,329       11,348       11,348        28,329
     14          19,799          14,951      14,951          28,329       10,864       10,864        28,329
     15          20,789          15,496      15,496          28,329       10,159       10,159        28,329

     16          21,829          16,060      16,060          28,329        9,170        9,170        28,329
     17          22,920          16,647      16,647          28,329        7,811        7,811        28,329
     18          24,066          17,256      17,256          28,329        5,959        5,959        28,329
     19          25,270          17,889      17,889          28,329        3,442        3,442        28,329
     20          26,533          18,546      18,546          28,329           25           25        28,329

     25          33,864          22,229      22,229          28,329           --           --            --
     35          55,160          32,044      32,044          32,365           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             56   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 65 MALE/65 FEMALE
                          INITIAL FACE AMOUNT: $28,329

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.80% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,792       8,822          28,329        9,792        8,822        28,329
      2          11,025           9,567       8,625          28,329        9,567        8,625        28,329
      3          11,576           9,319       8,406          28,329        9,318        8,405        28,329
      4          12,155           9,077       8,341          28,329        9,042        8,306        28,329
      5          12,763           8,840       8,130          28,329        8,731        8,022        28,329

      6          13,401           8,609       8,123          28,329        8,376        7,893        28,329
      7          14,071           8,383       7,920          28,329        7,968        7,508        28,329
      8          14,775           8,162       7,922          28,329        7,489        7,252        28,329
      9          15,513           7,947       7,727          28,329        6,921        6,704        28,329
     10          16,289           7,736       7,736          28,329        6,242        6,242        28,329

     11          17,103           7,606       7,606          28,329        5,472        5,472        28,329
     12          17,959           7,477       7,477          28,329        4,526        4,526        28,329
     13          18,856           7,351       7,351          28,329        3,368        3,368        28,329
     14          19,799           7,226       7,226          28,329        1,951        1,951        28,329
     15          20,789           7,102       7,102          28,329          211          211        28,329

     16          21,829           6,981       6,981          28,329           --           --            --
     17          22,920           6,861       6,861          28,329           --           --            --
     18          24,066           6,742       6,742          28,329           --           --            --
     19          25,270           6,625       6,625          28,329           --           --            --
     20          26,533           6,509       6,509          28,329           --           --            --

     25          33,864           5,953       5,953          28,329           --           --            --
     35          55,160           4,944       4,944          28,329           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             57   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 65 MALE/65 FEMALE
                          INITIAL FACE AMOUNT: $28,329

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500          10,524       9,774          28,329       10,524        9,774        28,329
      2          11,025          11,520      10,770          28,329       11,520       10,770        28,329
      3          11,576          12,594      11,844          28,329       12,594       11,844        28,329
      4          12,155          13,752      13,152          28,329       13,752       13,152        28,329
      5          12,763          15,012      14,412          28,329       15,004       14,404        28,329

      6          13,401          16,389      15,989          28,329       16,358       15,958        28,329
      7          14,071          17,896      17,496          28,329       17,828       17,428        28,329
      8          14,775          19,544      19,344          28,329       19,429       19,229        28,329
      9          15,513          21,347      21,147          28,329       21,181       20,981        28,329
     10          16,289          23,321      23,321          28,329       23,112       23,112        28,329

     11          17,103          25,569      25,569          28,329       25,303       25,303        28,329
     12          17,959          28,064      28,064          30,029       27,767       27,767        29,711
     13          18,856          30,800      30,800          32,957       30,474       30,474        32,608
     14          19,799          33,804      33,804          35,833       33,446       33,446        35,453
     15          20,789          37,084      37,084          39,309       36,690       36,690        38,892

     16          21,829          40,688      40,688          42,723       40,256       40,256        42,269
     17          22,920          44,630      44,630          46,862       44,144       44,144        46,352
     18          24,066          48,957      48,957          51,406       48,378       48,378        50,798
     19          25,270          53,737      53,737          56,424       53,011       53,011        55,662
     20          26,533          58,983      58,983          61,933       58,039       58,039        60,941

     25          33,864          93,974      93,974          98,673       89,990       89,990        94,490
     35          55,160         238,544     238,544         240,929      217,177      217,177       219,349

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             58   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 65 MALE/65 FEMALE
                          INITIAL FACE AMOUNT: $28,329

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.20% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,954       9,204          28,329        9,954        9,204        28,329
      2          11,025          10,302       9,552          28,329       10,302        9,552        28,329
      3          11,576          10,638       9,888          28,329       10,638        9,888        28,329
      4          12,155          10,978      10,378          28,329       10,960       10,360        28,329
      5          12,763          11,330      10,730          28,329       11,262       10,662        28,329

      6          13,401          11,693      11,293          28,329       11,537       11,137        28,329
      7          14,071          12,070      11,670          28,329       11,777       11,377        28,329
      8          14,775          12,460      12,260          28,329       11,971       11,771        28,329
      9          15,513          12,863      12,663          28,329       12,104       11,904        28,329
     10          16,289          13,280      13,280          28,329       12,161       12,161        28,329

     11          17,103          13,760      13,760          28,329       12,141       12,141        28,329
     12          17,959          14,258      14,258          28,329       12,007       12,007        28,329
     13          18,856          14,775      14,775          28,329       11,732       11,732        28,329
     14          19,799          15,313      15,313          28,329       11,287       11,287        28,329
     15          20,789          15,871      15,871          28,329       10,628       10,628        28,329

     16          21,829          16,450      16,450          28,329        9,696        9,696        28,329
     17          22,920          17,052      17,052          28,329        8,408        8,408        28,329
     18          24,066          17,677      17,677          28,329        6,645        6,645        28,329
     19          25,270          18,325      18,325          28,329        4,244        4,244        28,329
     20          26,533          18,999      18,999          28,329          978          978        28,329

     25          33,864          22,776      22,776          28,329           --           --            --
     35          55,160          32,842      32,842          33,170           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             59   - PROSPECTUS

MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
      --------------------------------------------------------------------
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGES: 65 MALE/65 FEMALE
                          INITIAL FACE AMOUNT: $28,329

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.80% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS      --------------------------------------   -------------------------------------
  END OF     ACCUMULATED                      CASH                                     CASH
  POLICY    AT 5% INTEREST     ACCOUNT      SURRENDER      DEATH        ACCOUNT     SURRENDER      DEATH
   YEAR        PER YEAR         VALUE         VALUE       BENEFIT        VALUE        VALUE       BENEFIT
  -------   --------------   -----------   -----------   ----------   -----------   ----------   ----------
      1          10,500           9,460       8,710          28,329        9,460        8,710        28,329
      2          11,025           9,301       8,551          28,329        9,301        8,551        28,329
      3          11,576           9,118       8,368          28,329        9,116        8,366        28,329
      4          12,155           8,939       8,339          28,329        8,900        8,300        28,329
      5          12,763           8,763       8,163          28,329        8,647        8,047        28,329

      6          13,401           8,589       8,189          28,329        8,349        7,949        28,329
      7          14,071           8,418       8,018          28,329        7,993        7,593        28,329
      8          14,775           8,251       8,051          28,329        7,565        7,365        28,329
      9          15,513           8,085       7,885          28,329        7,046        6,846        28,329
     10          16,289           7,923       7,923          28,329        6,412        6,412        28,329

     11          17,103           7,791       7,791          28,329        5,645        5,645        28,329
     12          17,959           7,660       7,660          28,329        4,704        4,704        28,329
     13          18,856           7,531       7,531          28,329        3,553        3,553        28,329
     14          19,799           7,404       7,404          28,329        2,144        2,144        28,329
     15          20,789           7,278       7,278          28,329          415          415        28,329

     16          21,829           7,154       7,154          28,329           --           --            --
     17          22,920           7,031       7,031          28,329           --           --            --
     18          24,066           6,911       6,911          28,329           --           --            --
     19          25,270           6,791       6,791          28,329           --           --            --
     20          26,533           6,674       6,674          28,329           --           --            --

     25          33,864           6,107       6,107          28,329           --           --            --
     35          55,160           5,079       5,079          28,329           --           --            --

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             60   - PROSPECTUS

-----------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT FIVE
-----------------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1998 - UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           NORTH AMERICAN
                                                                             GOVERNMENT                                 DIVIDEND
                                                            MONEY MARKET    SECURITIES       BALANCED     UTILITIES    AND GROWTH
                                                              PORTFOLIO       PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO
                                                             SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                                            -------------  --------------   -----------   -----------  ------------
ASSETS:
Investments in Morgan Stanley Dean Witter Universal Funds:
  Money Market Portfolio
    Shares                                  1,729,718
    Cost                                $   1,729,718
    Market Value............................................ $  1,729,718        -               -             -             -
  North American Government Securities
    Portfolio
    Shares                                        107
    Cost                                $       1,077
    Market Value............................................    -             $      1,087       -             -             -
  Balanced  Portfolio
    Shares                                     16,442
    Cost                                $     246,224
    Market Value............................................    -                -          $   269,324        -             -
  Utilities Portfolio
    Shares                                      6,005
    Cost                                $     102,524
    Market Value............................................    -                -               -         $   112,359       -
  Dividend and Growth Portfolio
    Shares                                    130,515
    Cost                                $   2,606,929
    Market Value............................................    -                -               -             -        $ 2,877,866
  Value-Added Market Portfolio
    Shares                                     17,848
    Cost                                $     317,647
    Market Value............................................    -                -               -             -             -
  Growth Portfolio
    Shares                                      6,752
    Cost                                $     110,612
    Market Value............................................    -                -               -             -             -
  American Value Portfolio
    Shares                                     46,346
    Cost                                $     913,893
    Market Value............................................    -                -               -             -             -
  Global Equity Value Portfolio
    Shares                                     40,370
    Cost                                $     520,724
    Market Value............................................    -                -               -             -             -
  Developing Growth Portfolio
    Shares                                      7,671
    Cost                                $     147,781
    Market Value............................................    -                -               -             -             -
  Due from Hartford Life and Annuity
   Insurance Company........................................          105        -               -             -                 16
  Receivable from fund shares sold..........................    -                -               -             -             -
                                                             ------------     ------------ ------------   ------------ ------------
  Total Assets..............................................    1,729,823            1,087      269,324        112,359    2,877,882
                                                             ------------     ------------ ------------   ------------ ------------

LIABILITIES:

  Due to Hartford Life and Annuity Insurance Company........    -                -               -             -             -
  Payable for fund shares purchased.........................          108        -               -             -             -
                                                             ------------     ------------ ------------   ------------ ------------
  Total Liabilities.........................................          108        -               -             -             -
                                                             ------------     ------------ ------------   ------------ ------------
  Net Assets (variable life contract liabilities)...........    1,729,715            1,087      269,324        112,359    2,877,882
                                                             ------------     ------------ ------------   ------------ ------------
                                                             ------------     ------------ ------------   ------------ ------------

DEFERRED ANNUITY CONTRACTS IN THE ACCUMULATION PERIOD:
GROUP SUB-ACCOUNTS:
  Units Owned by Contractholders............................    1,593,267              100       21,012          7,465      215,358
  Unit Values............................................... $   1.085641      $ 10.866400  $ 12.817596    $ 15.051545  $ 13.363243


                                                                1,729,716            1,087      269,323        112,360    2,877,881


-----------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT FIVE
-----------------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1998 - UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------------
                                                            VALUE-ADDED                    AMERICAN        GLOBAL       DEVELOPING
                                                               MARKET        GROWTH          VALUE       EQUITY VALUE     GROWTH
                                                             PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO
                                                            SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                           -------------  -------------  -------------  --------------  -----------
ASSETS:
Investments in Morgan Stanley Dean Witter Universal Funds:
  Money Market Portfolio
    Shares                                  1,729,718
    Cost                                $   1,729,718
    Market Value............................................    -                -               -             -             -
  North American Government Securities
   Portfolio
    Shares                                        107
    Cost                                $       1,077
    Market Value............................................    -                -               -             -             -
  Balanced  Portfolio
    Shares                                     16,442
    Cost                                $     246,224
    Market Value............................................    -                -               -             -             -
  Utilities Portfolio
    Shares                                      6,005
    Cost                                $     102,524
    Market Value............................................    -                -               -             -             -
  Dividend and Growth Portfolio
    Shares                                    130,515
    Cost                                $   2,606,929
    Market Value............................................    -                -               -             -             -
  Value-Added Market Portfolio
    Shares                                     17,848
    Cost                                $     317,647
    Market Value............................................ $    342,509        -               -             -             -
  Growth Portfolio
    Shares                                      6,752
    Cost                                $     110,612
    Market Value............................................    -              $   123,081       -             -             -
  American Value Portfolio
    Shares                                     46,346
    Cost                                $     913,893
    Market Value............................................    -                -          $ 1,080,324        -             -
  Global Equity Value Portfolio
    Shares                                     40,370
    Cost                                $     520,724
    Market Value............................................    -                -               -         $   593,041       -
  Developing Growth Portfolio
    Shares                                      7,671
    Cost                                $     147,781
    Market Value............................................    -                -               -             -        $   159,625
  Due from Hartford Life and Annuity
   Insurance Company........................................            2                1            6        -             -
  Receivable from fund shares sold..........................    -                -               -             -             -
                                                             ------------     ------------ ------------   ------------ ------------
  Total Assets..............................................      342,511          123,082    1,080,330        593,041      159,625
                                                             ------------     ------------ ------------   ------------ ------------

LIABILITIES:

  Due to Hartford Life and Annuity
   Insurance Company........................................    -                -               -                   5       -
  Payable for fund shares purchased.........................    -                -               -             -             -
                                                             ------------     ------------ ------------   ------------ ------------
  Total Liabilities.........................................    -                -               -                   5       -
                                                             ------------     ------------ ------------   ------------ ------------
  Net Assets (variable life contract
   liabilities).......................                            342,511          123,082    1,080,330        593,036      159,625
                                                             ------------     ------------ ------------   ------------ ------------
                                                             ------------     ------------ ------------   ------------ ------------

DEFERRED ANNUITY CONTRACTS IN THE ACCUMULATION PERIOD:
GROUP SUB-ACCOUNTS:
  Units Owned by Contractholders...........................        26,364            9,467       65,412         51,498       12,160
  Unit Values..............................................  $  12.991617      $ 13.001162  $ 16.515777    $ 11.515729  $ 13.127056


                                                                  342,511          123,082    1,080,330        593,037      159,625

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-----------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT Five
-----------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF ASSETS & LIABILITIES - ( CONTINUED )
DECEMBER 31, 1998 - UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------
                                                        EMERGING         DIVERSIFIED            MID-CAP        MORGAN STANLEY
                                                         MARKETS           INCOME                GROWTH          HIGH YIELD
                                                       PORTFOLIO          PORTFOLIO            PORTFOLIO          PORTFOLIO
                                                      SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT
                                                      -----------      --------------         -----------      --------------
ASSETS:
Investments in Morgan Stanley Dean Witter
 Universal Funds:
  Emerging Market Portfolio
    Shares                              2,711
    Cost                           $   31,522
    Market Value . . . . . . . . . . . . . . . . . .   $   21,444              -                   -                   -
  Diversified Income Portfolio
    Shares                             44,837
    Cost                           $  459,908
    Market Value . . . . . . . . . . . . . . . . . .       -              $   445,233              -                   -
  Mid-Cap Growth Portfolio
    Shares                             17,061
    Cost                           $  189,578
    Market Value . . . . . . . . . . . . . . . . . .       -                   -              $   202,346              -
  Morgan Stanley High Yield Portfolio
    Shares                              3,741
    Cost                           $   39,540
    Market Value . . . . . . . . . . . . . . . . . .       -                   -                   -              $    38,722
  Morgan Stanley Mid-Cap Portfolio
    Shares                                 68
    Cost                           $    1,032
    Market Value . . . . . . . . . . . . . . . . . .       -                   -                   -                   -
  Morgan Stanley Emerging Markets Debt Fund
    Shares                                111
    Cost                           $    1,081
    Market Value . . . . . . . . . . . . . . . . . .       -                   -                   -                   -
  Van Kempen Strategic Stock Fund
    Shares                                 87
    Cost                           $    1,000
    Market Value . . . . . . . . . . . . . . . . . .       -                   -                   -                   -
  Van Kempen Enterprise Fund
    Shares                                458
    Cost                           $    8,456
    Market Value . . . . . . . . . . . . . . . . . .       -                   -                   -                   -
  Due from Hartford Life and Annuity
   Insurance Company . . . . . . . . . . . . . . . .       -                        1              -
  Receivable from fund shares sold.. . . . . . . . .       -                   -                   -                   -
                                                       -----------        -----------         -----------         -----------
  Total Assets . . . . . . . . . . . . . . . . . . .       21,444             445,233             202,347              38,722
                                                       -----------        -----------         -----------         -----------

LIABILITIES:

  Due to Hartford Life and Annuity
   Insurance Company . . . . . . . . . . . . . . . .       -                        1              -                   -
  Payable for fund shares purchased. . . . . . . . .       -                   -                   -                   -
                                                       -----------        -----------         -----------         -----------
  Total Liabilities. . . . . . . . . . . . . . . . .       -                        1              -                   -
                                                       -----------        -----------         -----------         -----------
  Net Assets (variable life contract liabilities). .   $   21,444         $   445,232         $   202,347         $    38,722
                                                       -----------        -----------         -----------         -----------
                                                       -----------        -----------         -----------         -----------
DEFERRED ANNUITY CONTRACTS IN THE ACCUMULATION PERIOD:
GROUP SUB-ACCOUNTS:
  Units Owned by Contractholders . . . . . . . . . .        3,256              40,167              16,169               3,852
  Unit Values. . . . . . . . . . . . . . . . . . . .   $ 6.585995         $ 11.084591         $ 12.514503         $ 10.053100



                                                           21,444             445,235             202,347              38,725
                                                         6.585995           11.084522           12.514503           10.052440
                                                           21,444                                 202,347


-----------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT FIVE
-----------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF ASSETS & LIABILITIES - ( CONTINUED )
DECEMBER 31, 1998 - UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           MORGAN STANLEY
                                                   MORGAN STANLEY          EMERGING          VAN KEMPEN           VAN KEMPEN
                                                       MID-CAP           MARKETS DEBT     STRATEGIC STOCK         ENTERPRISE
                                                     PORTFOLIO               FUND              FUND                   FUND
                                                    SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT           SUB-ACCOUNT
                                                   --------------        ------------     ---------------         -----------
ASSETS:
Investments in Morgan Stanley Dean Witter
 Universal Funds:
  Emerging Market Portfolio
    Shares                              2,711
    Cost                           $   31,522
    Market Value . . . . . . . . . . . . . . . . .         -                   -                   -                   -
  Diversified Income Portfolio
    Shares                             44,837
    Cost                           $  459,908
    Market Value . . . . . . . . . . . . . . . . .         -                   -                   -                   -
  Mid-Cap Growth Portfolio
    Shares                             17,061
    Cost                           $  189,578
    Market Value . . . . . . . . . . . . . . . . .         -                   -                   -                   -
  Morgan Stanley High Yield Portfolio
    Shares                              3,741
    Cost                           $   39,540
    Market Value . . . . . . . . . . . . . . . . .         -                   -                   -                   -
  Morgan Stanley Mid-Cap Portfolio
    Shares                                 68
    Cost                           $    1,032
    Market Value . . . . . . . . . . . . . . . . .    $     1,006              -                   -                   -
  Morgan Stanley Emerging Markets Debt Fund
    Shares                                111
    Cost                           $    1,081
    Market Value . . . . . . . . . . . . . . . . .         -               $      679              -                   -
  Van Kempen Strategic Stock Fund
    Shares                                 87
    Cost                           $    1,000
    Market Value . . . . . . . . . . . . . . . . .         -                   -                   $1,033               -
  Van Kempen Enterprise Fund
    Shares                                458
    Cost                           $    8,456
    Market Value . . . . . . . . . . . . . . . . .         -                   -                  -               $    10,252
  Due from Hartford Life and Annuity
   Insurance Company . . . . . . . . . . . . . . .         -
  Receivable from fund shares sold . . . . . . . .         -                   -                   -                      -
                                                      -----------         -----------         -----------         -----------
  Total Assets . . . . . . . . . . . . . . . . . .          1,006                 679               1,033              10,252
                                                      -----------         -----------         -----------         -----------

LIABILITIES:

  Due to Hartford Life and Annuity
   Insurance Company . . . . . . . . . . . . . . .         -                   -                   -
  Payable for fund shares purchased. . . . . . . .         -                   -                   -                   -
                                                      -----------         -----------         -----------         -----------
  Total Liabilities. . . . . . . . . . . . . . . .         -                   -                   -                   -
                                                      -----------         -----------         -----------         -----------
  Net Assets (variable life contract
   liabilities). . . . . . . . . . . . . . . . . .    $     1,006         $       679         $     1,033         $    10,252
                                                      -----------         -----------         -----------         -----------
                                                      -----------         -----------         -----------         -----------

DEFERRED ANNUITY CONTRACTS IN THE ACCUMULATION PERIOD:
GROUP SUB-ACCOUNTS:
  Units Owned by Contractholders . . . . . . . . .            100                 100                 100                 968
  Unit Values. . . . . . . . . . . . . . . . . . .    $ 10.058200         $  6.783341         $ 10.329000         $ 10.596300


                                                            1,006                 678               1,033              10,257
                                                        10.060000            6.790000           10.330000           10.590909

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


-----------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT FIVE
-----------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1998 - UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------
                                                                  NORTH AMERICAN
                                                                    GOVERNMENT                                      DIVIDEND
                                                     MONEY MARKET   SECURITIES        BALANCED      UTILITIES      AND GROWTH
                                                      PORTFOLIO     PORTFOLIO        PORTFOLIO      PORTFOLIO      PORTFOLIO
                                                     SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                     ------------ --------------    -----------    -----------    -----------
INVESTMENT INCOME:

  Dividends. . . . . . . . . . . . . . . . . . . . .  $    61,978    $        47    $     5,437    $       759    $    44,248
                                                      -----------    -----------    -----------    -----------    -----------
    Net investment income (loss) . . . . . . . . . .       61,978             47          5,437            759         44,248
                                                      -----------    -----------    -----------    -----------    -----------
CAPITAL GAINS INCOME . . . . . . . . . . . . . . . .            -              -          4,004            337        100,866
                                                      -----------    -----------    -----------    -----------    -----------

NET REALIZED AND UNREALIZED GAIN (loss)
 ON INVESTMENTS:
  Net realized gain (loss) on security
   transactions. . . . . . . . . . . . . . . . . . .            -              -            135             36         11,571
  Net unrealized appreciation (depreciation)
   of investments during the period. . . . . . . . .            -             (2)        20,528          9,408        254,099
                                                      -----------    -----------    -----------    -----------    -----------
    Net gain (loss) on investments . . . . . . . . .            -             (2)        20,663          9,444        265,670
                                                      -----------    -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets
     resulting from operations . . . . . . . . . . .  $    61,978    $        45    $    30,104    $    10,540    $   410,784
                                                      -----------    -----------    -----------    -----------    -----------
                                                      -----------    -----------    -----------    -----------    -----------


-----------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT FIVE
-----------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1998 - UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------
                                                      VALUE-ADDED                    AMERICAN        GLOBAL        DEVELOPING
                                                         MARKET         GROWTH         VALUE      EQUITY VALUE       GROWTH
                                                       PORTFOLIO      PORTFOLIO      PORTFOLIO     PORTFOLIO       PORTFOLIO
                                                      SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT     SUB-ACCOUNT
                                                      -----------    -----------    -----------   ------------    -----------
INVESTMENT INCOME:

  Dividends. . . . . . . . . . . . . . . . . . . . . .$     2,839    $         -    $     5,939    $     8,325    $       538
                                                      -----------    -----------    -----------    -----------    -----------
    Net investment income (loss) . . . . . . . . . . .      2,839              -          5,939          8,325            538
                                                      -----------    -----------    -----------    -----------    -----------
CAPITAL GAINS INCOME . . . . . . . . . . . . . . . . .      3,121          4,218         72,714          2,380            428
                                                      -----------    -----------    -----------    -----------    -----------

NET REALIZED AND UNREALIZED GAIN (loss)
 ON INVESTMENTS:
  Net realized gain (loss) on security
   transactions. . . . . . . . . . . . . . . . . . . .         57           (855)          (392)       (10,224)        (8,135)
  Net unrealized appreciation (depreciation)
   of investments during the period. . . . . . . . . .     22,097         11,029        151,290         68,384          9,871
                                                      -----------    -----------    -----------    -----------    -----------
    Net gain (loss) on investments . . . . . . . . . .     22,154         10,174        150,898         58,160          1,736
                                                      -----------    -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets
     resulting from operations . . . . . . . . . . . .$    28,114    $    14,392    $   229,551    $    68,865    $     2,702
                                                      -----------    -----------    -----------    -----------    -----------
                                                      -----------    -----------    -----------    -----------    -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


----------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT FIVE
----------------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS - ( CONTINUED )
FOR THE YEAR ENDED DECEMBER 31, 1998 - UNAUDITED
----------------------------------------------------------------------------------------------------------------------------------
                                                     EMERGING            DIVERSIFIED            MID-CAP          MORGAN STANLEY *
                                                     MARKETS                INCOME               GROWTH            HIGH YIELD
                                                    PORTFOLIO             PORTFOLIO            PORTFOLIO            PORTFOLIO
                                                   SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                                -----------------    -------------------    ---------------   --------------------
INVESTMENT INCOME:

  Dividends.................................... $             417    $            36,443    $         1,252   $              2,177

                                                -----------------    -------------------    ---------------   --------------------
  Net investment income (loss).................               417                 36,443              1,252                  2,177
                                                -----------------    -------------------    ---------------   --------------------
CAPITAL GAINS INCOME                                           93                    659              1,772                    358
                                                -----------------    -------------------    ---------------   --------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on
    security transactions......................            (3,076)                (3,330)            (6,378)                   -
  Net unrealized appreciation (depreciation)
    of investments during the period...........            (9,164)               (14,655)             8,297                   (818)
                                                -----------------    -------------------    ---------------   --------------------
    Net gain (loss) on investments.............           (12,240)               (17,985)             1,919                   (818)
                                                -----------------    -------------------    ---------------   --------------------
    Net increase (decrease) in net
       assets resulting from operations........ $         (11,730)   $            19,117    $         4,943   $              1,717
                                                -----------------    -------------------    ---------------   --------------------
                                                -----------------    -------------------    ---------------   --------------------

    *  From inception, April 1, 1998, to December 31, 1998.


-----------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT FIVE
-----------------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS - ( CONTINUED )
FOR THE YEAR ENDED DECEMBER 31, 1998 - UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         ORGAN STANLEY *
                                                   MORGAN STANLEY *         EMERGING            VAN KEMPEN *        VAN KEMPEN *
                                                      MID-CAP             MARKETS DEBT        STRATEGIC STOCK       ENTERPRISE
                                                     PORTFOLIO                FUND                 FUND                FUND
                                                    SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                                -----------------    -------------------    ---------------   --------------------
INVESTMENT INCOME:

  Dividends.................................... $               2    $                81    $          -      $               -

                                                -----------------    -------------------    ---------------   --------------------
  Net investment income (loss).................                 2                     81               -                      -
                                                -----------------    -------------------    ---------------   --------------------
CAPITAL GAINS INCOME                                           29                   -                  -                      -
                                                -----------------    -------------------    ---------------   --------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on
    security transactions......................              -                      -                  -                         1
  Net unrealized appreciation (depreciation)
    of investments during the period...........               (26)                  (402)                33                  1,796
                                                -----------------    -------------------    ---------------   --------------------
    Net gain (loss) on investments.............               (26)                  (402)                33                  1,797
                                                -----------------    -------------------    ---------------   --------------------
    Net increase (decrease) in net
      assets resulting from operations......... $               5    $              (321)   $            33   $              1,797
                                                -----------------    -------------------    ---------------   --------------------
                                                -----------------    -------------------    ---------------   --------------------

    *  From inception, April 1, 1998, to December 31, 1998.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


-----------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT FIVE
-----------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998 - UNAUDITED
                                                          -------------------------------------------------------------------
                                                                        NORTH AMERICAN
                                                                           GOVERNMENT                               DIVIDEND
                                                          MONEY MARKET    SECURITIES      BALANCED    UTILITIES   AND GROWTH
                                                            PORTFOLIO      PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
                                                           SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                                          ------------  --------------  -----------  -----------  -----------
OPERATIONS:
    Net investment income (loss)......................... $     61,978  $           47  $     5,437  $       759  $    44,248
    Capital gains income ................................       -               -             4,004          337      100,866
    Net realized gain (loss) on security transactions....       -               -               135           36       11,571
    Net unrealized appreciation (depreciation) of
        investments during the period....................       -                   (2)      20,528        9,408      254,099
                                                          ------------  --------------  -----------  -----------  -----------
    Net increase (decrease) in net assets
        resulting from operations........................       61,978              45       30,104       10,540      410,784
                                                          ------------  --------------  -----------  -----------  -----------

UNIT TRANSACTIONS:
    Purchases............................................    4,120,230          -            -            -            -
    Net transfers........................................   (2,500,521)         -            80,467       96,911    1,259,474
    Surrenders...........................................      (28,583)         -            (3,478)        (617)    (186,767)
    Loan withdrawals.....................................     (705,994)         -            (1,939)        (883)    (168,807)
    Cost of insurance....................................      (13,832)         -            (1,457)        (279)     (19,772)
                                                          ------------  --------------  -----------  -----------  -----------
    Net increase (decrease) in net assets
        resulting from unit transactions                       871,300          -            73,593       95,132      884,128
                                                          ------------  --------------  -----------  -----------  -----------
    Total increase (decrease) in net assets..............      933,278              45      103,697      105,672    1,294,912

NET ASSETS:
    Beginning of period..................................      796,437           1,042      165,627        6,687    1,582,970
                                                          ------------  --------------  -----------  -----------  -----------
    End of period........................................ $  1,729,715  $        1,087  $   269,324  $   112,359  $ 2,877,882
                                                          ------------  --------------  -----------  -----------  -----------
                                                          ------------  --------------  -----------  -----------  -----------


                                                          -------------------------------------------------------------------
                                                                                                       GLOBAL
                                                           VALUE-ADDED                   AMERICAN      EQUITY      DEVELOPING
                                                              MARKET        GROWTH         VALUE        VALUE        GROWTH
                                                            PORTFOLIO      PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
                                                           SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                                          ------------  --------------  -----------  -----------  -----------
OPERATIONS:                                               $      2,839  $       -           $ 5,939      $ 8,325        $ 538
    Net investment income (loss).........................        3,121           4,218       72,714        2,380          428
    Capital gains income ................................           57            (855)        (392)     (10,224)      (8,135)
    Net realized gain (loss) on security transactions....
    Net unrealized appreciation (depreciation) of
        investments during the period....................       22,097          11,029      151,290       68,384        9,871
                                                          ------------  --------------  -----------  -----------  -----------
    Net increase (decrease) in net assets
        resulting from operations........................       28,114          14,392      229,551       68,865        2,702
                                                          ------------  --------------  -----------  -----------  -----------

UNIT TRANSACTIONS:
    Purchases............................................       -               -            -            -            -
    Net transfers........................................      189,519          29,229      289,585      215,976       38,891
    Surrenders...........................................       (4,266)        (39,946)    (113,881)    (195,324)     (89,310)
    Loan withdrawals.....................................         (533)           (504)        (836)      (1,413)         (13)
    Cost of insurance....................................       (1,660)           (959)      (5,820)      (4,229)      (1,611)
                                                          ------------  --------------  -----------  -----------  -----------
    Net increase (decrease) in net assets
        resulting from unit transactions                       183,060         (12,180)     169,048       15,010      (52,043)
                                                          ------------  --------------  -----------  -----------  -----------
    Total increase (decrease) in net assets..............      211,174           2,212      398,599       83,875      (49,341)

NET ASSETS:
    Beginning of period..................................      131,337         120,870      681,731      509,161      208,966
                                                          ------------  --------------  -----------  -----------  -----------
    End of period........................................ $    342,511  $      123,082  $ 1,080,330    $ 593,036    $ 159,625
                                                          ------------  --------------  -----------  -----------  -----------
                                                          ------------  --------------  -----------  -----------  -----------


-----------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD FROM INCEPTION, MAY 20, 1997 TO DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------------------------------------
                                                                        NORTH AMERICAN
                                                                             GOV'T        BALANCED                 DIVIDEND
                                                          MONEY MARKET    SECURITIES       GROWTH     UTILITIES   AND GROWTH
                                                            PORTFOLIO      PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
                                                           SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                                          ------------  --------------  -----------  -----------  -----------
OPERATIONS:
    Net investment income (loss)......................... $     12,586            $ 30  $       238  $        21  $     3,650
    Capital gains income ................................       -               -                 3            4           37
    Net realized gain (loss) on security transactions....       -               -                 2       -                 4
    Net unrealized appreciation (depreciation) of
        investments during the period....................       -                   12        2,572          427       16,838
                                                          ------------  --------------  -----------  -----------  -----------
    Net increase (decrease) in net assets
        resulting from operations........................       12,586              42        2,815          452       20,529
                                                          ------------  --------------  -----------  -----------  -----------

UNIT TRANSACTIONS:
    Purchases............................................    5,462,868           1,000        1,000        1,000        1,000
    Net transfers........................................   (3,978,866)         -           162,221        5,243    1,566,768
    Surrenders...........................................       (4,968)         -              (294)          (3)      (3,663)
    Loan withdrawals.....................................     (691,140)         -            -            -                (2)
    Cost of insurance....................................       (4,043)         -              (115)          (5)      (1,662)
                                                          ------------  --------------  -----------  -----------  -----------
    Net increase (decrease) in net assets
        resulting from unit transactions                       783,851           1,000      162,812        6,235    1,562,441
                                                          ------------  --------------  -----------  -----------  -----------
    Total increase (decrease) in net assets..............      796,437           1,042      165,627        6,687    1,582,970

NET ASSETS:
    Beginning of period..................................       -               -            -            -            -
                                                          ------------  --------------  -----------  -----------  -----------
    End of period........................................ $    796,437         $ 1,042  $   165,627  $     6,687  $ 1,582,970
                                                          ------------  --------------  -----------  -----------  -----------
                                                          ------------  --------------  -----------  -----------  -----------


                                                                                                       GLOBAL
                                                           VALUE-ADDED                   AMERICAN      EQUITY      DEVELOPING
                                                              MARKET        GROWTH         VALUE        VALUE        GROWTH
                                                            PORTFOLIO      PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
                                                           SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                                          ------------  --------------  -----------  -----------  -----------
OPERATIONS:
    Net investment income (loss)......................... $        185  $           32  $       318  $       257  $        10
    Capital gains income ................................            2               5           22            2       -
    Net realized gain (loss) on security transactions....           (1)             (3)           5            5          160
    Net unrealized appreciation (depreciation) of
        investments during the period....................        2,765           1,440       15,141        3,933        1,973
                                                          ------------  --------------  -----------  -----------  -----------
    Net increase (decrease) in net assets
        resulting from operations........................        2,951           1,474       15,486        4,197        2,143
                                                          ------------  --------------  -----------  -----------  -----------

UNIT TRANSACTIONS:
    Purchases............................................        1,000           1,000        1,000        1,000        1,000
    Net transfers........................................      127,593         118,955      667,750      506,969      206,516
    Surrenders...........................................         (101)           (397)      (1,813)      (2,610)        (526)
    Loan withdrawals.....................................       -                   (1)          (2)          (1)          (1)
    Cost of insurance....................................         (106)           (161)        (690)        (394)        (166)
                                                          ------------  --------------  -----------  -----------  -----------
    Net increase (decrease) in net assets
        resulting from unit transactions                       128,386         119,396      666,245      504,964      206,823
                                                          ------------  --------------  -----------  -----------  -----------
    Total increase (decrease) in net assets..............      131,337         120,870      681,731      509,161      208,966

NET ASSETS:
    Beginning of period..................................       -               -            -            -            -
                                                          ------------  --------------  -----------  -----------  -----------
    End of period........................................ $    131,337  $      120,870  $   681,731  $   509,161  $   208,966
                                                          ------------  --------------  -----------  -----------  -----------
                                                          ------------  --------------  -----------  -----------  -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


-----------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT FIVE
-----------------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS - ( CONTINUED )
FOR THEYEAR ENDED DECEMBER 31, 1998 - UNAUDITED
                                                   --------------------------------------------------------------------------------

                                                        EMERGING           DIVERSIFIED           MID-CAP         MORGAN STANLEY *
                                                        MARKETS               INCOME              GROWTH            HIGH YIELD
                                                       PORTFOLIO            PORTFOLIO           PORTFOLIO            PORTFOLIO
                                                      SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                                   -----------------   -------------------   ---------------   --------------------
OPERATIONS:
  Net investment income (loss).................    $             417   $            36,443   $         1,252   $              2,177
  Capital gains income ........................                   93                   659             1,772                    358
  Net realized gain (loss) on
    security transactions......................               (3,076)               (3,330)           (6,378)                    -
  Net unrealized appreciation (depreciation)
    of investments during the period...........               (9,164)              (14,655)            8,297                   (818)
                                                   -----------------   -------------------   ---------------   --------------------
  Net increase (decrease) in net assets
    resulting from operations..................              (11,730)               19,117             4,943                  1,717
                                                   -----------------   -------------------   ---------------   --------------------

UNIT TRANSACTIONS:
  Purchases....................................                  -                     -                 -                    1,000
  Net transfers................................                7,343               102,041           147,383                 36,207
  Surrenders...................................              (10,978)             (126,211)          (82,257)                  (146)
  Loan withdrawals.............................                  -                  (1,348)             (448)                   -
  Cost of insurance............................                 (204)               (3,354)           (1,305)                   (56)
                                                   -----------------   -------------------   ---------------   --------------------
  Net increase (decrease) in net assets
    resulting from unit transactions...........               (3,839)              (28,872)           63,373                 37,005
                                                   -----------------   -------------------   ---------------   --------------------
  Total increase (decrease) in net assets......              (15,569)               (9,755)           68,316                 38,722

NET ASSETS:
  Beginning of period..........................               37,013               454,987           134,031                    -
                                                   -----------------   -------------------   ---------------   --------------------
  End of period................................    $          21,444   $           445,232   $       202,347   $             38,722
                                                   -----------------   -------------------   ---------------   --------------------
                                                   -----------------   -------------------   ---------------   --------------------

    *  From inception, April 1, 1998, to December 31, 1998.


-----------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT FIVE
-----------------------------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS - ( CONTINUED )
FOR THEYEAR ENDED DECEMBER 31, 1998 - UNAUDITED
                                                   --------------------------------------------------------------------------------

                                                                          MORGAN STANLEY *
                                                    MORGAN STANLEY *         EMERGING          VAN KEMPEN *         VAN KEMPEN *
                                                        MID-CAP            MARKETS DEBT       STRATEGIC STOCK       ENTERPRISE
                                                       PORTFOLIO               FUND                FUND                FUND
                                                      SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                                   -----------------   -------------------   ---------------   --------------------
OPERATIONS:
  Net investment income (loss).................    $               2   $                81   $           -     $                -
  Capital gains income ........................                   29                   -                 -                      -
  Net realized gain (loss) on
    security transactions......................                  -                     -                 -                        1
  Net unrealized appreciation (depreciation)
    of investments during the period...........                  (26)                 (402)               33                  1,796
                                                   -----------------   -------------------   ---------------   --------------------
  Net increase (decrease) in net assets
    resulting from operations..................                    5                  (321)               33                  1,797
                                                   -----------------   -------------------   ---------------   --------------------

UNIT TRANSACTIONS:
  Purchases....................................                1,001                 1,000             1,000                  1,000
  Net transfers................................                  -                     -                 -                    7,500
  Surrenders...................................                  -                     -                 -                      (43)
  Loan withdrawals.............................                  -                     -                 -                      -
  Cost of insurance............................                  -                     -                 -                       (2)
                                                   -----------------   -------------------   ---------------   --------------------
  Net increase (decrease) in net assets
    resulting from unit transactions...........                1,001                 1,000             1,000                  8,455
                                                   -----------------   -------------------   ---------------   --------------------
  Total increase (decrease) in net assets......                1,006                   679             1,033                 10,252

NET ASSETS:
  Beginning of period..........................                -                     -                 -                      -
                                                   -----------------   -------------------   ---------------   --------------------
  End of period................................    $           1,006   $               679   $         1,033   $             10,252
                                                   -----------------   -------------------   ---------------   --------------------
                                                   -----------------   -------------------   ---------------   --------------------

    *  From inception, April 1, 1998, to December 31, 1998.


------------------------------------------------------------------------------------------------------------
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD FROM INCEPTION, MAY 20, 1997 TO DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------

                                                         EMERGING           DIVERSIFIED           MID-CAP
                                                         MARKETS               INCOME              GROWTH
                                                        PORTFOLIO            PORTFOLIO           PORTFOLIO
                                                       SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                                   -----------------   -------------------   ---------------
OPERATIONS:
  Net investment income (loss).................    $               3   $             4,938   $            76
  Capital gains income ........................                    -                     2                 -
  Net realized gain (loss) on
    security transactions......................                   (1)                   15                 -
  Net unrealized appreciation (depreciation)
    of investments during the period...........                 (914)                  (20)            4,470
                                                   -----------------   -------------------   ---------------
  Net increase (decrease) in net assets
    resulting from operations..................                 (912)                4,935             4,546
                                                   -----------------   -------------------   ---------------

UNIT TRANSACTIONS:
  Purchases....................................                1,000                 1,000             1,000
  Net transfers................................               37,031               451,162           128,658
  Surrenders...................................                  (76)               (1,494)             (123)
  Loan withdrawals.............................                    -                     -                 -
  Cost of insurance............................                  (30)                 (616)              (50)
                                                   -----------------   -------------------   ---------------
  Net increase (decrease) in net assets
    resulting from unit transactions...........               37,925               450,052           129,485
                                                   -----------------   -------------------   ---------------
  Total increase (decrease) in net assets......               37,013               454,987           134,031

NET ASSETS:
  Beginning of period..........................                    -                     -                 -
                                                   -----------------   -------------------   ---------------

  End of period................................    $          37,013   $           454,987   $       134,031
                                                   -----------------   -------------------   ---------------
                                                   -----------------   -------------------   ---------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT FIVE
HARTFORD LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 - UNAUDITED

1.   ORGANIZATION:

     Separate Account Five (the Account) is a separate investment account within Hartford Life & Annuity Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable life contractholders of the Company in various mutual funds (The Funds) as directed by the contractholders.



2.   SIGNIFICANT ACCOUNTING POLICIES:

     The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

     a) SECURITY TRANSACTIONS - Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income are accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.


     b) SECURITY VALUATION - The investment in shares of the Dean Witter Select Dimensions Series Mutual Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1998.

     c) FEDERAL INCOME TAXES - The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

     d) USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.


3.   ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

     In accordance with the terms of the contracts, the Company makes deductions for mortality and expense undertakings, cost of insurance, administrative fees, and state premium taxes. These charges are deducted through termination of units of interest from applicable contract owners' accounts.

SEPARATE ACCOUNT FIVE
ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

TO ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
SEPARATE ACCOUNT FIVE AND TO THE
OWNERS OF UNITS OF INTEREST THEREIN:

We have audited the accompanying statement of assets and liabilities of the Money Market Portfolio Sub-Account, North American Government Securities Portfolio Sub-Account, Balanced Portfolio Sub-Account, Utilities Portfolio Sub-Account, Dividend Growth Portfolio Sub-Account, Value-Added Market Portfolio Sub-Account, Core-Equity Portfolio Sub-Account, American Value Portfolio Sub-Account, Global Equity Value Portfolio Sub-Account, Developing Growth Portfolio Sub-Account, Emerging Markets Portfolio Sub-Account, Diversified Income Portfolio Sub-Account and Mid-Cap Growth Portfolio Sub-Account (constituting ITT Hartford Life and Annuity Insurance Company Separate Account
Five) (the Account) as of December 31, 1997, and the related statement of operations and statement of changes in net assets for the period from inception, May 20, 1997, to December 31, 1997. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Money Market Portfolio Sub-Account, North American Government Securities Portfolio Sub-Account, Balanced Portfolio Sub-Account, Utilities Portfolio Sub-Account, Dividend Growth Portfolio Sub-Account, Value-Added Market Portfolio Sub-Account, Core-Equity Portfolio Sub-Account, American Value Portfolio Sub-Account, Global Equity Value Portfolio Sub-Account, Developing Growth Portfolio Sub-Account, Emerging Markets Portfolio Sub-Account, Diversified Income Portfolio Sub-Account and Mid-Cap Growth Portfolio Sub-Account (constituting ITT Hartford Life and Annuity Insurance Company Separate Account Five) as of December 31, 1997, the results of its operations and the changes in its net assets for the period from inception, May 20, 1997, to December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 16, 1998

SEPARATE ACCOUNT FIVE
ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                              NORTH
                                            AMERICAN
                                           GOVERNMENT                                 DIVIDEND
                           MONEY MARKET    SECURITIES     BALANCED      UTILITIES    AND GROWTH
                             PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO
                            SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                           -------------   -----------   -----------   -----------   -----------
ASSETS:
Investments in Dean
  Witter Select
  Dimensions Investment
  Series:
  Money Market Portfolio
    Shares        796,437
    Cost        $ 796,437
    Market Value.........    $  796,437        --            --            --            --
  North American
   Government Securities
   Portfolio
    Shares            102
    Cost        $   1,030
    Market Value.........       --         $    1,042        --            --            --
  Balanced Portfolio
    Shares         11,020
    Cost        $ 163,054
    Market Value.........       --             --        $  165,626        --            --
  Utilities Portfolio
    Shares            422
    Cost        $   6,260
    Market Value.........       --             --            --        $    6,687        --
  Dividend and Growth
   Portfolio
    Shares         80,887
    Cost       $1,566,131
    Market Value.........       --             --            --            --        $1,582,969
  Value-Added Market
   Portfolio
    Shares          7,479
    Cost        $ 128,573
    Market Value.........       --             --            --            --            --
  Core-Equity Portfolio
    Shares          7,299
    Cost        $ 119,430
    Market Value.........       --             --            --            --            --
  American Value
   Portfolio
    Shares         34,623
    Cost        $ 666,591
    Market Value.........       --             --            --            --            --
  Global Equity Value
   Portfolio
    Shares         39,257
    Cost        $ 505,232
    Market Value.........       --             --            --            --            --
  Developing Growth
   Portfolio
    Shares         10,906
    Cost        $ 206,994
    Market Value.........       --             --            --            --            --
  Emerging Market
   Portfolio
    Shares          3,273
    Cost        $  37,927
    Market Value.........       --             --            --            --            --
  Diversified Income
   Portfolio
    Shares         44,216
    Cost        $ 455,007
    Market Value.........       --             --            --            --            --
  Mid-Cap Growth
   Portfolio
    Shares         11,757
    Cost        $ 129,561
    Market Value.........       --             --            --            --            --
  Due from ITT Hartford
   Life and Annuity
   Insurance Company.....       --             --                 1        --                 1
  Receivable from fund
   shares sold...........       --             --            --            --            --
                           -------------   -----------   -----------   -----------   -----------
  Total Assets...........       796,437         1,042       165,627         6,687     1,582,970
                           -------------   -----------   -----------   -----------   -----------
LIABILITIES
  Due to ITT Hartford
   Life and Annuity
   Insurance Company.....       --             --            --            --            --
  Payable for fund shares
   purchased.............       --             --            --            --            --
                           -------------   -----------   -----------   -----------   -----------
  Total Liabilities......       --             --            --            --            --
                           -------------   -----------   -----------   -----------   -----------
  Net Assets (variable
   life contract
   liabilities)..........    $  796,437    $    1,042    $  165,627    $    6,687    $1,582,970
                           -------------   -----------   -----------   -----------   -----------
                           -------------   -----------   -----------   -----------   -----------
DEFERRED ANNUITY
  CONTRACTS IN THE
  ACCUMULATION PERIOD:
  Group Sub-Accounts:
  Units Owned by
   Contractholders.......       771,485           100        14,784           543       141,825
  Unit Values............    $ 1.032342    $10.420600    $11.202964    $12.314200    $11.161390

   The accompanying notes are an integral part of these financial statements.

                                                                        GLOBAL
                           VALUE-ADDED                   AMERICAN       EQUITY       DEVELOPING       EMERGING      DIVERSIFIED
                             MARKET      CORE-EQUITY      VALUE          VALUE         GROWTH          MARKETS        INCOME
                            PORTFOLIO     PORTFOLIO     PORTFOLIO      PORTFOLIO      PORTFOLIO       PORTFOLIO      PORTFOLIO
                           SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                           -----------   -----------   ------------   -----------   -------------   -------------   -----------
ASSETS:
Investments in Dean
  Witter Select
  Dimensions Investment
  Series:
  Money Market Portfolio
    Shares        796,437
    Cost        $ 796,437
    Market Value.........      --            --            --             --            --              --              --
  North American
   Government Securities
   Portfolio
    Shares            102
    Cost        $   1,030
    Market Value.........      --            --            --             --            --              --              --
  Balanced Portfolio
    Shares         11,020
    Cost        $ 163,054
    Market Value.........      --            --            --             --            --              --              --
  Utilities Portfolio
    Shares            422
    Cost        $   6,260
    Market Value.........      --            --            --             --            --              --              --
  Dividend and Growth
   Portfolio
    Shares         80,887
    Cost       $1,566,131
    Market Value.........      --            --            --             --            --              --              --
  Value-Added Market
   Portfolio
    Shares          7,479
    Cost        $ 128,573
    Market Value.........  $  131,338        --            --             --            --              --              --
  Core-Equity Portfolio
    Shares          7,299
    Cost        $ 119,430
    Market Value.........      --        $  120,870        --             --            --              --              --
  American Value
   Portfolio
    Shares         34,623
    Cost        $ 666,591
    Market Value.........      --            --        $   681,732        --            --              --              --
  Global Equity Value
   Portfolio
    Shares         39,257
    Cost        $ 505,232
    Market Value.........      --            --            --         $  509,165        --              --              --
  Developing Growth
   Portfolio
    Shares         10,906
    Cost        $ 206,994
    Market Value.........      --            --            --             --            208,967         --              --
  Emerging Market
   Portfolio
    Shares          3,273
    Cost        $  37,927
    Market Value.........      --            --            --             --            --           $   37,013         --
  Diversified Income
   Portfolio
    Shares         44,216
    Cost        $ 455,007
    Market Value.........      --            --            --             --            --              --          $  454,987
  Mid-Cap Growth
   Portfolio
    Shares         11,757
    Cost        $ 129,561
    Market Value.........      --            --            --             --            --              --              --
  Due from ITT Hartford
   Life and Annuity
   Insurance Company.....      --            --            --             --            --              --              --
  Receivable from fund
   shares sold...........      --            --            --             --            --              --              --
                           -----------   -----------   ------------   -----------   -------------   -------------   -----------
  Total Assets...........     131,338       120,870        681,732       509,165        208,967          37,013        454,987
                           -----------   -----------   ------------   -----------   -------------   -------------   -----------
LIABILITIES
  Due to ITT Hartford
   Life and Annuity
   Insurance Company.....           1        --                  1             4              1         --              --
  Payable for fund shares
   purchased.............      --            --            --             --            --              --              --
                           -----------   -----------   ------------   -----------   -------------   -------------   -----------
  Total Liabilities......           1        --                  1             4              1         --              --
                           -----------   -----------   ------------   -----------   -------------   -------------   -----------
  Net Assets (variable
   life contract
   liabilities)..........  $  131,337    $  120,870    $   681,731    $  509,161     $  208,966      $   37,013     $  454,987
                           -----------   -----------   ------------   -----------   -------------   -------------   -----------
                           -----------   -----------   ------------   -----------   -------------   -------------   -----------
DEFERRED ANNUITY
  CONTRACTS IN THE
  ACCUMULATION PERIOD:
  Group Sub-Accounts:
  Units Owned by
   Contractholders.......      11,342        10,527         53,983        50,897         17,358           3,988         42,778
  Unit Values............  $11.579600    $11.482200    $ 12.628705    $10.003694     $12.038601      $ 9.281000     $10.635925


                             MID-CAP
                             GROWTH
                            PORTFOLIO
                           SUB-ACCOUNT
                           -----------
ASSETS:
Investments in Dean
  Witter Select
  Dimensions Investment
  Series:
  Money Market Portfolio
    Shares        796,437
    Cost        $ 796,437
    Market Value.........      --
  North American
   Government Securities
   Portfolio
    Shares            102
    Cost        $   1,030
    Market Value.........      --
  Balanced Portfolio
    Shares         11,020
    Cost        $ 163,054
    Market Value.........      --
  Utilities Portfolio
    Shares            422
    Cost        $   6,260
    Market Value.........      --
  Dividend and Growth
   Portfolio
    Shares         80,887
    Cost       $1,566,131
    Market Value.........      --
  Value-Added Market
   Portfolio
    Shares          7,479
    Cost        $ 128,573
    Market Value.........      --
  Core-Equity Portfolio
    Shares          7,299
    Cost        $ 119,430
    Market Value.........      --
  American Value
   Portfolio
    Shares         34,623
    Cost        $ 666,591
    Market Value.........      --
  Global Equity Value
   Portfolio
    Shares         39,257
    Cost        $ 505,232
    Market Value.........      --
  Developing Growth
   Portfolio
    Shares         10,906
    Cost        $ 206,994
    Market Value.........      --
  Emerging Market
   Portfolio
    Shares          3,273
    Cost        $  37,927
    Market Value.........      --
  Diversified Income
   Portfolio
    Shares         44,216
    Cost        $ 455,007
    Market Value.........      --
  Mid-Cap Growth
   Portfolio
    Shares         11,757
    Cost        $ 129,561
    Market Value.........  $  134,031
  Due from ITT Hartford
   Life and Annuity
   Insurance Company.....      --
  Receivable from fund
   shares sold...........      --
                           -----------
  Total Assets...........     134,031
                           -----------
LIABILITIES
  Due to ITT Hartford
   Life and Annuity
   Insurance Company.....      --
  Payable for fund shares
   purchased.............      --
                           -----------
  Total Liabilities......      --
                           -----------
  Net Assets (variable
   life contract
   liabilities)..........  $  134,031
                           -----------
                           -----------
DEFERRED ANNUITY
  CONTRACTS IN THE
  ACCUMULATION PERIOD:
  Group Sub-Accounts:
  Units Owned by
   Contractholders.......      11,317
  Unit Values............  $11.843234

SEPARATE ACCOUNT FIVE
ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION MAY 20, 1997, TO DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                              NORTH
                                            AMERICAN
                                           GOVERNMENT                                 DIVIDEND
                           MONEY MARKET    SECURITIES     BALANCED      UTILITIES    AND GROWTH
                             PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO
                            SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                           -------------   -----------   -----------   -----------   -----------
Investment income:
  Dividends..............    $   12,586        $30         $  238         $ 21         $ 3,650
                           -------------       ---       -----------     -----       -----------
  Net investment
   income................        12,586         30            238           21           3,650
                           -------------       ---       -----------     -----       -----------
Capital gains income.....       --           --                 3            4              37
                           -------------       ---       -----------     -----       -----------
Net realized and
  unrealized gain (loss)
  on investments:
  Net realized gain
   (loss) on security
   transactions..........       --           --                 2        --                  4
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       --              12          2,572          427          16,838
                           -------------       ---       -----------     -----       -----------
    Net realized and
     unrealized gain
     (loss) on
     investments.........       --              12          2,574          427          16,842
                           -------------       ---       -----------     -----       -----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $   12,586        $42         $2,815         $452         $20,529
                           -------------       ---       -----------     -----       -----------
                           -------------       ---       -----------     -----       -----------

* From inception, January 21, 1997 to December 31, 1997.

   The accompanying notes are an integral part of these financial statements.

                                                                     GLOBAL
                           VALUE-ADDED                AMERICAN       EQUITY     DEVELOPING    EMERGING     DIVERSIFIED   MID-CAP
                             MARKET     CORE-EQUITY     VALUE        VALUE        GROWTH       MARKETS       INCOME       GROWTH
                           PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
                           SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT*
                           ----------   ----------   -----------   ----------   ----------   -----------   ----------   ----------
Investment income:
  Dividends..............    $  185       $   32       $   318       $  257       $   10        $   3        $4,938       $   76
                           ----------   ----------   -----------   ----------   ----------      -----      ----------   ----------
  Net investment
   income................       185           32           318          257           10            3         4,938           76
                           ----------   ----------   -----------   ----------   ----------      -----      ----------   ----------
Capital gains income.....         2            5            22            2        --           --                2        --
                           ----------   ----------   -----------   ----------   ----------      -----      ----------   ----------
Net realized and
  unrealized gain (loss)
  on investments:
  Net realized gain
   (loss) on security
   transactions..........        (1)          (3)            5            5          160           (1)           15        --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     2,765        1,440        15,141        3,933        1,973         (914)          (20)       4,470
                           ----------   ----------   -----------   ----------   ----------      -----      ----------   ----------
    Net realized and
     unrealized gain
     (loss) on
     investments.........     2,764        1,437        15,146        3,938        2,133         (915)           (5)       4,470
                           ----------   ----------   -----------   ----------   ----------      -----      ----------   ----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $2,951       $1,474       $15,486       $4,197       $2,143        $(912)       $4,935       $4,546
                           ----------   ----------   -----------   ----------   ----------      -----      ----------   ----------
                           ----------   ----------   -----------   ----------   ----------      -----      ----------   ----------

SEPARATE ACCOUNT FIVE
ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD FROM INCEPTION MAY 20, 1997 TO DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                          NORTH
                                         AMERICAN
                              MONEY      GOVERNMENT                         DIVIDEND
                             MARKET      SECURITIES BALANCED    UTILITIES  AND GROWTH
                            PORTFOLIO    PORTFOLIO  PORTFOLIO   PORTFOLIO   PORTFOLIO
                           SUB-ACCOUNT   SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT
                           -----------   --------   ---------   --------   -----------
Operations:
  Net investment
   income................  $   12,586     $   30    $    238     $   21    $    3,650
  Capital gains income...      --          --              3          4            37
  Net realized gain
   (loss) on security
   transactions..........      --          --              2      --                4
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      --             12       2,572        427        16,838
                           -----------   --------   ---------   --------   -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............      12,586         42       2,815        452        20,529
                           -----------   --------   ---------   --------   -----------
Unit transactions:
  Purchases..............   5,462,868      1,000       1,000      1,000         1,000
  Net transfers..........  (3,978,866)     --        162,221      5,243     1,566,768
  Surrenders.............      (4,968)     --           (294)        (3)       (3,663)
  Loan withdrawals.......    (691,140)     --          --         --               (2)
  Cost of insurance......      (4,043)     --           (115)        (5)       (1,662)
                           -----------   --------   ---------   --------   -----------
  Net increase in net
   assets resulting from
   unit transactions.....     783,851      1,000     162,812      6,235     1,562,441
                           -----------   --------   ---------   --------   -----------
    Total increase in net
     assets..............     796,437      1,042     165,627      6,687     1,582,970
Net Assets:
  Beginning of period....      --          --          --         --           --
                           -----------   --------   ---------   --------   -----------
  End of period..........  $  796,437     $1,042    $165,627     $6,687    $1,582,970
                           -----------   --------   ---------   --------   -----------
                           -----------   --------   ---------   --------   -----------

* From inception, January 21, 1997 to December 31, 1997.

   The accompanying notes are an integral part of these financial statements.

                                                                GLOBAL
                           VALUE-ADDED             AMERICAN     EQUITY     DEVELOPING   EMERGING    DIVERSIFIED  MID-CAP
                            MARKET     CORE-EQUITY   VALUE       VALUE       GROWTH      MARKETS     INCOME      GROWTH
                           PORTFOLIO   PORTFOLIO   PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO   PORTFOLIO
                           SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT*
                           ---------   ---------   ---------   ---------   ----------   ---------   ---------   ---------
Operations:
  Net investment
   income................  $    185    $     32    $    318         257     $     10     $     3    $  4,938    $     76
  Capital gains income...         2           5          22           2       --           --              2       --
  Net realized gain
   (loss) on security
   transactions..........        (1)         (3)          5           5          160          (1)         15       --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     2,765       1,440      15,141       3,933        1,973        (914)        (20)      4,470
                           ---------   ---------   ---------   ---------   ----------   ---------   ---------   ---------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     2,951       1,474      15,486       4,197        2,143        (912)      4,935       4,546
                           ---------   ---------   ---------   ---------   ----------   ---------   ---------   ---------
Unit transactions:
  Purchases..............     1,000       1,000       1,000       1,000        1,000       1,000       1,000       1,000
  Net transfers..........   127,593     118,955     667,750     506,969      206,516      37,031     451,162     128,658
  Surrenders.............      (101)       (397)     (1,813)     (2,610)        (526)        (76)     (1,494)       (123)
  Loan withdrawals.......     --             (1)         (2)         (1)          (1)      --          --          --
  Cost of insurance......      (106)       (161)       (690)       (394)        (166)        (30)       (616)        (50)
                           ---------   ---------   ---------   ---------   ----------   ---------   ---------   ---------
  Net increase in net
   assets resulting from
   unit transactions.....   128,386     119,396     666,245     504,964      206,823      37,925     450,052     129,485
                           ---------   ---------   ---------   ---------   ----------   ---------   ---------   ---------
    Total increase in net
     assets..............   131,337     120,870     681,731     509,161      208,966      37,013     454,987     134,031
Net Assets:
  Beginning of period....     --          --          --          --          --           --          --          --
                           ---------   ---------   ---------   ---------   ----------   ---------   ---------   ---------
  End of period..........  $131,337    $120,870    $681,731    $509,161     $208,966     $37,013    $454,987    $134,031
                           ---------   ---------   ---------   ---------   ----------   ---------   ---------   ---------
                           ---------   ---------   ---------   ---------   ----------   ---------   ---------   ---------

SEPARATE ACCOUNT FIVE
ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

1.  ORGANIZATION:

Separate Account Five (the Account) is a separate investment account within ITT Hartford Life and Annuity Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. The Account consists of forty-one sub-accounts. These financial statements include thirteen sub-accounts which invest solely in Dean Witter Select Dimensions Portfolios (the Funds). The twelve sub-accounts which invest in Hartford Mutual Funds and the sixteen sub-accounts which invest in Putnam VT Mutual Funds are presented in separate financial statements. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable life contractholders of the Company in the Funds as directed by the contractholders.

2.  SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

    a) Security Transactions -- Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income are accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.

    b) Security Valuation -- The investment in shares of the Dean Witter Select Dimensions Investment Series Mutual Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1997.

    c) Federal Income Taxes -- The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

    d) Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

3.  ADMINISTRATION OF THE ACCOUNT
   AND RELATED CHARGES:

In accordance with the terms of the contracts, the Company makes deductions for mortality and expense undertakings, cost of insurance, administrative fees, and state premium taxes. These charges are deducted through termination of units of interest from applicable contract owners' accounts.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                      THIRD QUARTER     NINE MONTHS
                                                          ENDED            ENDED
                                                      SEPTEMBER 30,    SEPTEMBER 30,
                                                      -------------   ---------------
                                                      1998    1997     1998     1997
                                                      -----   -----   ------   ------
                                                               (IN MILLIONS)
                                                                (UNAUDITED)
 Revenues
   Premiums and other considerations...............   $ 484   $ 360   $1,430   $  993
   Net investment income...........................     339     319    1,035      978
   Net realized capital (losses) gains.............       3      --       (3)       4
                                                      -----   -----   ------   ------
     Total revenues................................     826     679    2,462    1,975
                                                      -----   -----   ------   ------
 Benefits, claims and expenses
   Benefits, claims and claim adjustment
    expenses.......................................     353     318    1,100      970
   Amortization of deferred policy acquisition
    costs..........................................     119      80      328      252
   Dividends to policyholders......................      61      47      177      119
   Other insurance expenses........................     155     105      461      295
                                                      -----   -----   ------   ------
     Total benefits, claims and expenses...........     688     550    2,066    1,636
                                                      -----   -----   ------   ------
   Income before income tax expense................     138     129      396      339
   Income tax expense..............................      49      48      139      121
                                                      -----   -----   ------   ------
   Net income......................................   $  89   $  81   $  257   $  218
                                                      -----   -----   ------   ------
                                                      -----   -----   ------   ------

           See Notes to Condensed Consolidated Financial Statements.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                      SEPTEMBER 30,    DECEMBER 31,
                                                          1998             1997
                                                      -------------    -------------
                                                           (IN MILLIONS, EXCEPT
                                                             FOR SHARE DATA)
                                                               (UNAUDITED)
 Assets
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost of $13,771 and
    $13,885).......................................      $14,214          $14,176
   Equity securities, at fair value................          114              180
   Policy loans, at outstanding balance............        3,742            3,756
   Other investments, at cost......................          275               47
                                                      -------------    -------------
     Total investments.............................       18,345           18,159
   Cash............................................           86               54
   Premiums and amounts receivable.................           22               18
   Accrued investment income.......................          330              330
   Reinsurance recoverables........................        5,903            6,114
   Deferred policy acquisition costs...............        3,674            3,315
   Deferred income tax.............................          376              348
   Other assets....................................          332              352
   Separate account assets.........................       76,725           69,055
                                                      -------------    -------------
     Total assets..................................      $105,793         $97,745
                                                      -------------    -------------
                                                      -------------    -------------
 Liabilities
   Future policy benefits..........................      $ 3,341          $ 3,059
   Other policyholder funds........................       20,684           21,034
   Other liabilities...............................        2,331            2,254
   Separate account liabilities....................       76,725           69,055
                                                      -------------    -------------
     Total liabilities.............................      103,081           95,402
 Stockholder's Equity
   Common stock -- authorized, issued and
    outstanding 1,000, par value $5,690............            6                6
   Capital surplus.................................        1,045            1,045
   Accumulated other comprehensive income
    Net unrealized capital gains on securities, net
    of tax.........................................          291              179
    Total accumulated other comprehensive income...          291              179
    Retained earnings..............................        1,370            1,113
                                                      -------------    -------------
     Total stockholder's equity....................        2,712            2,343
                                                      -------------    -------------
   Total liabilities and stockholder's equity......      $105,793         $97,745
                                                      -------------    -------------
                                                      -------------    -------------

           See Notes to Condensed Consolidated Financial Statements.

                      CONDENSED CONSOLIDATED STATEMENTS OF
                        CHANGES IN STOCKHOLDER'S EQUITY
                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                                             ACCUMULATED OTHER
                                                                           COMPREHENSIVE INCOME
                                               -----------------------------------------------------------------------------
                                                                             NET UNREALIZED
                                                                            CAPITAL GAINS ON                       TOTAL
                                               COMMON                      SECURITIES, NET OF      RETAINED    STOCKHOLDER'S
                                               STOCK    CAPITAL SURPLUS            TAX             EARNINGS       EQUITY
                                               ------   ---------------   ---------------------   ----------   -------------
                                                                               (IN MILLIONS)
                                                                                (UNAUDITED)
Balance, December 31, 1997...................    $6         $1,045                $ 179             $1,113        $2,343
Comprehensive income
  Net income.................................    --             --                   --                257           257
  Other comprehensive income, net of tax (1):
   Changes in net unrealized capital gains
    on securities (2)........................    --             --                  112                 --           112
  Total other comprehensive income...........                                                                        112
Total comprehensive income...................                                                                        369
                                                 --
                                                            ------                -----           ----------      ------
Balance, September 30, 1998..................    $6         $1,045                $ 291             $1,370        $2,712
                                                 --
                                                 --
                                                            ------                -----           ----------      ------
                                                            ------                -----           ----------      ------

NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                                             ACCUMULATED OTHER
                                                                           COMPREHENSIVE INCOME
                                               -----------------------------------------------------------------------------
                                                                             NET UNREALIZED
                                                                            CAPITAL GAINS ON                       TOTAL
                                               COMMON                      SECURITIES, NET OF      RETAINED    STOCKHOLDER'S
                                               STOCK    CAPITAL SURPLUS            TAX             EARNINGS       EQUITY
                                               ------   ---------------   ---------------------   ----------   -------------
                                                                               (IN MILLIONS)
                                                                                (UNAUDITED)
Balance, December 31, 1996...................    $6         $1,045                $  30             $  811        $1,892
Comprehensive income
  Net income.................................    --             --                   --                218           218
  Other comprehensive income, net of tax (1):
   Changes in net unrealized capital gains
    on securities (2)........................    --             --                  105                 --           105
  Total other comprehensive income...........                                                                        105
Total comprehensive income                                                                                           323
                                                 --
                                                            ------                -----           ----------      ------
Balance, September 30, 1997..................    $6         $1,045                $ 135             $1,029        $2,215
                                                 --
                                                 --
                                                            ------                -----           ----------      ------
                                                            ------                -----           ----------      ------

---------

(1) Net unrealized gain on securities is reflected net of tax of $60 and $57 as of September 30, 1998 and 1997, respectively.

(2) Net of reclassification adjustment for (losses) gains realized in net income of $(2) and $3 for the nine months ended September 30, 1998 and 1997, respectively.

           See Notes to Condensed Consolidated Financial Statements.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,
                                          -------------------
                                            1998       1997
                                          --------   --------
                                             (IN MILLIONS)
                                              (UNAUDITED)
Operating Activities
  Net income............................  $    257   $    218
Adjustments to net income:
  Depreciation and amortization.........       (15)         5
  Net realized capital losses (gains)...         3         (4)
  Increase in deferred income taxes.....       (90)       (14)
  Increase in deferred policy
   acquisition costs....................      (359)      (396)
  (Increase) decrease in premiums and
   amounts receivable...................        (4)         3
  Decrease in accrued investment
   income...............................        --         48
  Decrease in other assets..............        65        169
  Decrease (increase) in reinsurance
   recoverables.........................        39       (310)
  Increase in liability for future
   policy benefits......................       282        650
  (Decrease) increase in other
   liabilities..........................       (55)       131
                                          --------   --------
    Cash provided by operating
     activities.........................       123        500
                                          --------   --------
Investing Activities
  Purchases of fixed maturity
   investments..........................    (4,530)    (4,628)
  Sales of fixed maturity investments...     2,848      3,039
  Maturities and principal paydowns of
   fixed maturity investments...........     1,387      1,643
  Net (purchases) sales of other
   investments..........................       (89)        32
  Net sales (purchases) of short-term
   investments..........................       492        (70)
                                          --------   --------
    Cash provided by investing
     activities.........................       108         16
                                          --------   --------
Financing Activities
  Net disbursements for investment and
   universal life-type contracts charged
   against policyholder accounts........      (199)      (506)
                                          --------   --------
  Cash used for financing activities....      (199)      (506)
                                          --------   --------
  Increase in cash......................        32         10
  Cash -- beginning of period...........        54         43
                                          --------   --------
  Cash -- end of period.................  $     86   $     53
                                          --------   --------
Supplemental Disclosure of Cash Flow
 Information:
  Net Cash paid during the period for:
  Income taxes..........................  $    241   $     31
                                          --------   --------
                                          --------   --------


           See Notes to Condensed Consolidated Financial Statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
   (DOLLAR AMOUNTS IN MILLIONS EXCEPT FOR SHARE DATA UNLESS OTHERWISE STATED)
                                  (UNAUDITED)

 NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of Hartford Life Insurance Company and subsidiaries (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures which are normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, these statements include all adjustments which were normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods presented. For a description of significant accounting policies, see Note 2 of Notes to Consolidated Financial Statements in the Company's 1997 Form 10-K Annual Report.

(B) CHANGES IN ACCOUNTING PRINCIPLES

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of this statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total of net income and all other nonowner changes in equity. Accordingly, the Company has reported comprehensive income in the Condensed Consolidated Statement of Changes in Stockholder's Equity.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP provides guidance on accounting for the costs of internal use software and in determining whether the software is for internal use. The SOP defines internal use software as software that is acquired, internally developed, or modified solely to meet internal needs and identifies stages of software development and accounting for the related costs incurred during the stages. This statement is effective for fiscal years beginning after December 15, 1998 and is not expected to have a material impact on the Company's financial condition or results of operations.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The new standard establishes accounting and reporting guidance for derivative instruments, including certain derivative instruments embedded in other contracts. The standard requires, among other things, that all derivatives be carried on the balance sheet at fair value. The standard also specifies hedge accounting criteria under which a derivative can qualify for special accounting. In order to receive special accounting, the derivative instrument must qualify as either a hedge of the fair value or the variability of the cash flow of a qualified asset or liability. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. SFAS No. 133 will be effective for fiscal years beginning after June 15, 1999. Initial application for the Company will begin for the first quarter of the year 2000. The Company is currently in the process of quantifying the impact of SFAS No. 133.

    In September 1998, the Securities and Exchange Commission stated that until the Emerging Issues Task Force (EITF) concludes its discussion regarding the accounting for combined structured notes, affected companies that entered into these notes prior to September 25, 1998 are required to either restate prior period financial statements to conform with the recently prescribed unit accounting model or disclose the related impact on earnings for all periods presented and cumulatively over the life of the instruments had the registrant accounted for the structure as a unit. Included in net income for the nine months ended September 30, 1998 was $32 of after-tax net realized capital losses and approximately $2 of after-tax net investment income related to a combined structured note transaction, which was accounted for in accordance with then current generally accepted accounting principles (GAAP). Had the transaction been accounted for as a unit, based upon recently prescribed GAAP for such types of transactions entered into after September 24, 1998, net income would have been approximately $2 lower for the third quarter and $30 higher for the nine months ended September 30, 1998.

 NOTE 2. INITIAL PUBLIC OFFERING (IPO)

    On February 10, 1997, the Company's indirect parent, Hartford Life, Inc. (Hartford Life), filed a registration statement, as amended, with the Securities and Exchange Commission, relating to the IPO of Hartford Life's Class A Common Stock. Pursuant to the IPO on May 22, 1997, Hartford Life sold to the public 26 million shares at $28.25 per share and received proceeds, net of offering expenses, of $687. Of the proceeds, $527 was used to retire debt related to Hartford Life's promissory notes outstanding and line of credit. The remaining $160 was contributed by Hartford Life to Hartford Life and Accident Insurance Company, the Company's direct parent, to support growth in its core businesses.

    The 26 million shares sold in the IPO represented approximately 18.6% of the equity ownership in Hartford Life and approximately 4.4% of the combined voting power of Hartford Life's Class A and Class B Common Stock. Hartford Financial Services Group, Inc., an indirect parent of Hartford Life, owns all of the 114 million outstanding shares of Class B Common Stock of Hartford Life, representing approximately 81.4% of the equity ownership in Hartford Life and approximately 95.6% of the combined voting power of Hartford Life's Class A and Class B Common Stock. Holders of Class A Common Stock generally have identical rights to the holders of Class B Common Stock except that the holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of Hartford Life's stockholders.

 NOTE 3. COMMITMENTS AND CONTINGENCIES

(A) LITIGATION

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, management, at the present time, does not anticipate that the ultimate liability arising from such pending or threatened litigation will have a material effect on the financial condition or operating results of the Company.

(B) INVESTMENTS

As of September 30, 1998, the Company held $110 of asset-backed securities securitized and serviced by Commercial Finance Services, Inc. (CFS). In October 1998, the Company became aware of allegations of improper activities at CFS. CFS has engaged an independent accounting firm and outside legal counsel to investigate these allegations. Currently, these securities are performing in line with expectations. Based upon information available at this time, the Company is presently unable to determine the amount of potential loss, if any, related to the securities.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
       FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       (DOLLAR AMOUNTS IN MILLIONS UNLESS OTHERWISE STATED)

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) addresses the financial condition of the Company as of September 30, 1998, compared with December 31, 1997, and its results of operations for the third quarter and nine months ended September 30, 1998 compared with the equivalent 1997 periods. This discussion should be read in conjunction with the MD&A in the Company's 1997 Form 10-K Annual Report.

    Certain statements contained in this discussion, other than statements of historical fact, are forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect on Hartford Life Insurance Company and subsidiaries (the "Company"). There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including those described in the forward-looking statements.

INDEX

Consolidated Results of
 Operations:
Operating Summary...............                 9
Annuity.........................                10
Individual Life Insurance.......                11
Employee Benefits...............                11
Guaranteed Investment
 Contracts......................                11
Regulatory Initiatives and
 Contingencies..................                12
Accounting Standards............                13
Other Matters...................                13

CONSOLIDATED RESULTS OF OPERATIONS:
OPERATING SUMMARY

                          THIRD QUARTER ENDED
                                                 NINE MONTHS ENDED
                             SEPTEMBER 30,         SEPTEMBER 30,
                          --------------------  --------------------
                            1998       1997       1998       1997
                          ---------  ---------  ---------  ---------
Revenues................  $     826  $     679  $   2,462  $   1,975
Expenses................        737        598      2,205      1,757
                          ---------  ---------  ---------  ---------
  Net Income............  $      89  $      81  $     257  $     218
                          ---------  ---------  ---------  ---------
                          ---------  ---------  ---------  ---------

    The Company's insurance business operates in three principal segments:
Annuity, Individual Life Insurance, and Employee Benefits as well as a Guaranteed Investments Contracts segment, which is primarily comprised of business written prior to 1995. The Company also maintains a Corporate operation through which it reports items that are not directly allocable to any of its business segments.

    The Annuity segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired. This segment consists of two areas of operation: Individual Annuity and Group Annuity. The variety of products sold within this segment reflects the diverse nature of the market. These include, in the Individual Annuity area, individual variable annuities, fixed market value adjusted (MVA) annuities, and mutual funds; and in the Group Annuity area, deferred compensation and retirement plan services for municipal governments and corporations, structured settlement contracts and other special purpose annuity contracts, and investment management contracts. The Individual Life Insurance segment, which focuses on the high end estate and business planning markets, sells a variety of life insurance products, including variable life and universal life insurance. The Employee Benefits segment consists of two areas of operation: Group Insurance and Specialty Insurance. Through Group Insurance, the Company offers products such as group life insurance, group short- and long-term disability and accidental death and dismemberment. Substantially all of the Group Insurance business directly written by the Company is ceded to its direct parent, Hartford Life and Accident Insurance Company. Specialty Insurance primarily consists of the Company's corporate owned life insurance (COLI) business. The Guaranteed Investment Contracts segment consists of guaranteed rate contract (GRC) business that is supported by assets held in either the Company's general account or a guaranteed separate account and includes a closed block of guaranteed rate contracts (Closed Book GRC). The Company decided in 1995, after a thorough review of its GRC business, that it would significantly de-emphasize general account GRC, choosing to focus its distribution efforts on other products sold through other divisions. Management expects no material income or loss from the Guaranteed Investment Contracts segment in the future.

    Revenues increased $147, or 22%, and $487, or 25%, for the third quarter and nine months ended September 30, 1998, respectively, compared to the equivalent 1997 periods. This increase was driven by higher fee income earned on growth in separate account assets primarily related to the Annuity and Individual Life Insurance segments, revenue growth due to new sales and renewals in the Employee Benefits segment, as well as higher net investment income, partially offset by decreasing revenues related to the declining block of Closed Book GRC. For a discussion of combined structured note transactions and investment contingencies see Notes 1 (b) and 3 (b), respectively, of Notes to Condensed Consolidated Financial Statements.

    Expenses increased $139, or 23%, and $448, or 25%, for the third quarter and nine months ended September 30, 1998, respectively, compared to the same prior year periods. This increase was due to higher benefits, claims, and claim adjustment expenses, increased amortization of deferred policy acquisition costs and increased operating expenses primarily related to growth in the Company's principal operating segments.

    Net income increased $8, or 10%, and $39, or 18%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same periods in 1997 primarily due to revenue growth in both the Annuity and Individual Life Insurance segments. These increases were partially offset by a decrease in Employee Benefits earnings as a result of COLI.

SEGMENT RESULTS

The Company's reporting segments, consist of Annuity, Individual Life Insurance, Employee Benefits, Guaranteed Investment Contracts and a Corporate Operation.

    Below is a summary of net income by segment.

                                  THIRD QUARTER ENDED      NINE MONTHS ENDED
                                     SEPTEMBER 30,           SEPTEMBER 30,
                                ------------------------  --------------------
                                   1998         1997        1998       1997
                                   -----        -----     ---------  ---------
Annuity.......................   $      67    $      56   $     197  $     148
Individual Life Insurance.....          16           15          44         38
Employee Benefits.............           6            8          18         23
Guaranteed Investment
 Contracts....................          --           --          --         --
Corporate Operation...........          --            2          (2)         9
                                       ---          ---   ---------  ---------
  Net Income..................         $89          $81   $     257  $     218
                                       ---          ---   ---------  ---------
                                       ---          ---   ---------  ---------

    The sections that follow analyze each segment's results.

ANNUITY

                            THIRD QUARTER ENDED    NINE MONTHS ENDED
                               SEPTEMBER 30,         SEPTEMBER 30,
                            --------------------  --------------------
                              1998       1997       1998       1997
                            ---------  ---------  ---------  ---------
Revenues..................  $     410  $     336  $   1,208  $     924
Expenses..................        343        280      1,011        776
                            ---------  ---------  ---------  ---------
  Net Income..............  $      67  $      56  $     197  $     148
                            ---------  ---------  ---------  ---------
                            ---------  ---------  ---------  ---------

    Revenues for the third quarter and nine months ended September 30, 1998 increased $74, or 22%, and $284, or 31%, respectively, compared to the equivalent prior year periods. This increase was driven by Individual Annuity revenues which increased $72, or 31%, and $255, or 41%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same periods in 1997 primarily due to higher fee income earned on growth in individual variable annuity account values. Despite the fact that the equity market did not experience significant appreciation during the third quarter of 1998, the segment's assets under management have increased from prior year levels. Average individual variable annuity account values grew $11.0 billion, or 29%, to $49.7 billion as of September 30, 1998 from $38.7 billion as of September 30,

1997. This growth was the result of strong individual variable annuity sales of $2.4 billion and $7.6 billion for the third quarter and nine months ended September 30, 1998, respectively, compared to sales of $2.5 billion and $7.2 billion for the third quarter and nine months ended September 30, 1997, respectively. In addition, Group Annuity revenues increased $2, or 2%, and $29, or 10%, for the third quarter and nine months ended September 30, 1998, respectively, over the equivalent prior periods, primarily due to higher fee income and net investment income resulting from growth in assets under management. Group Annuity average total account values grew $1.3 billion, or 13%, to $11.1 billion as of September 30, 1998 from $9.8 billion as of September 30, 1997, due to new deposits.

    Expenses increased $63, or 23%, and $235, or 30%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same prior year periods. Benefits, claims and claim adjustment expenses increased $6 and $68 for the third quarter and nine months ended September 30, 1998, respectively, compared to the same periods in 1997 primarily due to increased interest credited on Individual Annuity general account values. Average Individual Annuity general account values increased $975, or 31%, to $4.1 billion at September 30, 1998 from $3.1 billion at September 30, 1997. Amortization of deferred policy acquisition costs increased $26 and $64 for the third quarter and nine months ended September 30, 1998, respectively, compared to the same periods in 1997 as prior and current year sales remained strong. In addition, for the third quarter and nine months ended September 30, 1998, other business expenses increased $23 and $75, respectively, compared to prior year periods, as a result of the continued growth in this segment.

    Annuity net income increased $11, or 20%, and $49, or 33%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same prior year periods as a result of revenue growth and continued operating efficiencies.

INDIVIDUAL LIFE INSURANCE

                              THIRD QUARTER ENDED    NINE MONTHS ENDED
                                 SEPTEMBER 30,         SEPTEMBER 30,
                              --------------------  --------------------
                                1998       1997       1998       1997
                              ---------  ---------  ---------  ---------
Revenues....................  $     137  $     122  $     401  $     358
Expenses                            121        107        357        320
                              ---------  ---------  ---------  ---------
  Net Income................  $      16  $      15  $      44  $      38
                              ---------  ---------  ---------  ---------
                              ---------  ---------  ---------  ---------

    Revenues for the third quarter and nine months ended September 30, 1998 increased $15, or 12%, and $43, or 12%, respectively, as compared to the equivalent periods in 1997. This increase was primarily due to higher cost of insurance charges and other fee income earned on the Company's growing block of variable life insurance. Variable life average account values increased $447, or 57%, to $1.2 billion as of September 30, 1998 from $786 as of September 30, 1997 due to strong sales. Variable life product sales constituted $82, or 75%, of total Individual Life Insurance new sales as of September 30, 1998, an increase of $21, or 34%, compared to the same period in 1997.

    Expenses increased $14, or 13%, and $37, or 12%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the equivalent period in 1997. This increase was primarily the result of higher benefits, claims, and claim adjustment expenses and amortization of deferred acquisition costs associated with the growth in this segment as well as increased mortality experience during 1998.

    Net income increased $1, or 7%, and $6, or 16%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same period in 1997 as a result of strong sales and revenue growth.

EMPLOYEE BENEFITS

                              THIRD QUARTER ENDED    NINE MONTHS ENDED
                                 SEPTEMBER 30,         SEPTEMBER 30,
                              --------------------  --------------------
                                1998       1997       1998       1997
                              ---------  ---------  ---------  ---------
Revenues....................  $     219  $     150  $     697  $     471
Expenses....................        213        142        679        448
                              ---------  ---------  ---------  ---------
  Net Income................  $       6  $       8  $      18  $      23
                              ---------  ---------  ---------  ---------
                              ---------  ---------  ---------  ---------

    Revenues increased $69, or 46%, and $226, or 48%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same periods in 1997, as a result of an increase in fee income related to new sales of variable COLI, and renewal premium on leveraged COLI. Expenses increased $71, or 50%, and $231, or 52%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same prior year periods, due to higher expenses associated with variable COLI sales and leveraged COLI renewal premium. Net income decreased $2, or 25%, and $5, or 22%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same prior periods in 1997.

GUARANTEED INVESTMENT CONTRACTS

                                  THIRD QUARTER ENDED      NINE MONTHS ENDED
                                     SEPTEMBER 30,           SEPTEMBER 30,
                                ------------------------  --------------------
                                   1998         1997        1998       1997
                                   -----        -----     ---------  ---------
Revenues......................   $      35    $      62   $     125  $     196
Expenses......................          35           62         125        196
                                       ---          ---   ---------  ---------
  Net Loss....................   $      --    $      --   $      --  $      --
                                       ---          ---   ---------  ---------
                                       ---          ---   ---------  ---------

    This segment reported no net income for the third quarter and nine months ended September 30, 1998 and 1997 consistent with management's expectations that net income from Closed Book GRC in the years subsequent to 1996 will be immaterial based on the Company's current projections for the performance of the assets and liabilities associated with Closed Book GRC. However, no assurance can be given that, under certain unanticipated economic circumstances which result in the Company's assumptions being proven inaccurate, further losses in respect of Closed Book GRC will not occur in the future.

REGULATORY INITIATIVES AND CONTINGENCIES
NAIC PROPOSALS

The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles ("SAP") in March, 1998. The proposed effective date for the statutory accounting guidance is January 1, 2001. It is expected that the Company's domiciliary state will adopt SAP and the Company will make the necessary changes required for implementation. These changes are not anticipated to have a material impact on the statutory financial statements of the Company.

YEAR 2000
    IN GENERAL

The Year 2000 issue relates to the ability or inability of computer hardware, software and other information technology (IT) systems, as well as non-IT systems, such as equipment and machinery with imbedded chips and microprocessors, to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many IT and non-IT systems that are in use today were developed years ago when a year was identified using a two-digit date field rather than a four-digit date field. As information and data containing or related to the century date are introduced to date sensitive systems, these systems may recognize the year 2000 as "1900", or not at all, which may result in systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases of IT systems, may cause the malfunctioning of certain non-IT systems, and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors, distributors and others, may also adversely affect any given company.

    The integrity and reliability of the Company's IT systems, as well as the reliability of its non-IT systems, are integral aspects of the Company's business. The Company has thousands of individual and business customers that have insurance policies, annuities, mutual funds and other financial products of the Company. Nearly all of these policies and products contain date sensitive data, such as policy expiration dates, birth dates, premium payment dates, and the like. In addition, various IT systems support communications and other systems that integrate the Company's various business segments and field offices. The Company also has business relationships with numerous third parties that affect virtually all aspects of the Company's business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products, many of which provide date sensitive data to the Company, and whose operations are important to the Company's business.

    INTERNAL YEAR 2000 EFFORTS AND TIMETABLE

Beginning in 1990, the Company began working on making its IT systems Year 2000 ready, either through installing new programs or replacing systems. Since January 1998, the Company's Year 2000 efforts have focused on the remaining Year 2000 issues related to IT and non-IT systems in all of the Company's business segments. These Year 2000 efforts include the following five main initiatives:
(1) identifying and assessing Year 2000 issues; (2) taking actions to remediate IT and non-IT systems so that they are Year 2000 ready; (3) testing and certifying IT and non-IT systems as Year 2000 ready; (4) deploying such remediated and tested systems back into their respective production environments; and (5) conducting internal and external integrated testing of such systems. The Company currently anticipates that initiatives (1) through (4) of its internal Year 2000 efforts will be substantially complete by the end of 1998, and that initiative (5) testing will begin in early 1999 and continue through the end of 1999.

    THIRD PARTY YEAR 2000 EFFORTS AND TIMETABLE

The Company's Year 2000 efforts include assessing the potential impact on the Company of third Year 2000 readiness. The Company's third party Year 2000 efforts include the following three main initiatives: (1) identifying third parties which have significant business relationships with the Company and inquiring of such third parties regarding their Year 2000 readiness; (2) evaluating such third parties' responses to the Company's inquiries; and (3) based on the evaluation of third party responses and the significance of the business relationship, conducting additional activities with third parties as determined to be necessary in each case, which activities may include integrated IT systems testing. The Company has completed the first third party initiative and is in the process of evaluating third party responses received. The Company currently anticipates that it will substantially complete the response evaluation in early 1999 and that it will conduct the additional activities described in initiative (3) beginning in early 1999 and continue through the end of 1999 as necessary. However, notwithstanding these third party Year 2000 efforts, the Company does not have control over these third parties and, as a result, the Company cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to adequately address their Year 2000 issues.

    YEAR 2000 COSTS

The costs of the Company's Year 2000 program that have been incurred through the year ended December 31, 1997 have not been material to the Company's financial condition or results of operations. Management estimates that after-tax costs related to the Year 2000 program to be incurred in 1998 and 1999 will be $4 in total, of which approximately $2 has been incurred as of September 30, 1998. These costs are being expensed as incurred and have not had, and are not currently expected to have, a material impact on Hartford Life's financial condition or results of operations.

    RISKS AND CONTINGENCY PLANS

If significant Year 2000 problems arise, including problems arising with third parties, failures of IT and non-IT systems could occur, which in turn could result in substantial interruptions in the Company's business. Given the uncertain nature of Year 2000 problems that may arise, especially those related to the readiness of third parties discussed above, the Company cannot determine at this time whether the consequences of Year 2000 related problems that could arise will have a material impact on the Company's financial condition or results of operations.

    The Company is in the process of developing certain contingency plans so that if, despite its Year 2000 efforts, Year 2000 problems ultimately arise, the impact of such problems may be minimized. These contingency plans are being developed based on, among other things, known or reasonably anticipated circumstances and potential vulnerabilities. The contingency planning also includes assessing the dependency of the Company's business on third parties and their Year 2000 readiness. The Company currently anticipates that internal and external contingency plans will be substantially complete by the end of the second quarter of 1999. However, in many contexts, Year 2000 issues are dynamic, and ongoing assessments of business functions, vulnerabilities and risks must be made. As such, new contingency plans may be needed in the future and/or then existing plans may need to be modified as circumstances warrant.

ACCOUNTING STANDARDS

For a discussion of accounting standards, see Note 1 of Notes to Condensed Consolidated Financial Statements.

                                 OTHER MATTERS

SUBSEQUENT EVENT

On November 10, 1998, Hartford Life, Inc. (Hartford Life), an indirect parent of the Company, recaptured an in-force block of COLI business from MBL Life Assurance Co. of New Jersey (MBL Life), as well as purchased the outstanding interest in International Corporate Marketing Group (ICMG), which was previously 40% owned by MBL Life. The transaction was consummated through the assignment of a reinsurance arrangement between Hartford Life and MBL Life to a Hartford Life subsidiary. Hartford Life originally assumed the life insurance block in 1992 from Mutual Benefit Life Insurance Company (Mutual Benefit Life), which was placed in court-supervised rehabilitation in 1991, and reinsured a portion of those polices back to MBL Life. MBL Life, previously a Mutual Benefit Life subsidiary, operates under the Rehabilitation Plan for Mutual Benefit Life.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of ITT Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory balance sheets of ITT Hartford Life and Annuity Insurance Company (a Connecticut Corporation and wholly owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1997 and 1996, and the related statutory statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1 of notes to statutory financial statements. When statutory financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditors' report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1.

In our opinion, because the differences in accounting practices as described in
Note 1 are material, the statutory financial statements referred to above do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of three years in the period ended December 31, 1997.

However, in our opinion, the statutory financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with statutory accounting practices as described in Note 1.

                                         ARTHUR ANDERSEN LLP

Hartford, Connecticut
January 27, 1998

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                         STATUTORY STATEMENTS OF INCOME

                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                    ----------------------------------
                                                       1997        1996        1995
                                                    ----------  ----------  ----------
                                                                  ($000)
Revenues
  Premiums and annuity considerations.............  $  296,645  $  250,244  $  165,792
  Annuity and other fund deposits.................   1,981,246   1,897,347   1,087,661
  Net investment income...........................     102,285      98,441      78,787
  Commissions and expense allowances on
   reinsurance ceded..............................     396,921     370,637     183,380
  Reserve adjustment on reinsurance ceded.........   3,672,076   3,864,395   1,879,785
  Other revenues..................................     288,632     161,906     140,796
                                                    ----------  ----------  ----------
    Total Revenues................................   6,737,805   6,642,970   3,536,201
                                                    ----------  ----------  ----------
Benefits and Expenses
  Death and annuity benefits......................      66,013      60,111      53,029
  Surrenders and other benefit payments...........     461,733     276,720     221,392
  Commissions and other expenses..................     564,240     491,720     236,202
  Increase in aggregate reserves for future
   benefits.......................................      33,213      27,351      94,253
  Increase in liability for premium and other
   deposit funds..................................     640,006     207,156     460,124
  Net transfers to Separate Accounts..............   4,914,980   5,492,964   2,414,669
                                                    ----------  ----------  ----------
    Total Benefits and Expenses...................   6,680,185   6,556,022   3,479,669
                                                    ----------  ----------  ----------
Net Gain from Operations Before Federal Income
 Taxes............................................      57,620      86,948      56,532
  Federal income tax (benefit) expense............     (14,878)     19,360      14,048
                                                    ----------  ----------  ----------
Net Gain from Operations..........................      72,498      67,588      42,484
  Net realized capital gains, after tax...........       1,544         407         374
                                                    ----------  ----------  ----------
Net Income........................................  $   74,042  $   67,995  $   42,858
                                                    ----------  ----------  ----------
                                                    ----------  ----------  ----------

    The accompanying notes are an integral part of these statutory financial statements.

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATUTORY BALANCE SHEETS

                                                       AS OF DECEMBER 31,
                                                    ------------------------
                                                       1997         1996
                                                    -----------  -----------
                                                             ($000)
Assets
  Bonds...........................................  $ 1,501,311  $ 1,268,480
  Common stocks...................................       64,408       44,996
  Mortgage loans..................................       85,103            0
  Policy loans....................................       36,533       28,853
  Cash and short-term investments.................      309,432      176,830
  Other invested assets...........................       20,942        2,858
                                                    -----------  -----------
    Total cash and invested assets................    2,017,729    1,522,017
                                                    -----------  -----------
  Investment income due and accrued...............       15,878       14,555
  Premium balances receivable.....................          389          373
  Receivables from affiliates.....................        1,269          257
  Other assets....................................       22,788       19,099
  Separate Account assets.........................   23,208,728   14,619,324
                                                    -----------  -----------
    Total Assets..................................  $25,266,781  $16,175,625
                                                    -----------  -----------
                                                    -----------  -----------
Liabilities
  Aggregate reserves for future benefits..........  $   605,183  $   571,970
  Policy and contract claims......................        5,672        6,806
  Liability for premium and other deposit funds...    1,795,149    1,155,143
  Asset valuation reserve.........................       13,670        7,442
  Payable to affiliates...........................       20,972       10,022
  Other liabilities...............................     (754,393)    (498,195)
  Separate Account liabilities....................   23,208,728   14,619,324
                                                    -----------  -----------
    Total liabilities.............................   24,894,981   15,872,512
                                                    -----------  -----------
Capital and Surplus
  Common stock....................................        2,500        2,500
  Gross paid-in and contributed surplus...........      226,043      226,043
  Unassigned funds................................      143,257       74,570
                                                    -----------  -----------
    Total capital and surplus.....................      371,800      303,113
                                                    -----------  -----------
  Total liabilities, capital and surplus..........  $25,266,781  $16,175,625
                                                    -----------  -----------
                                                    -----------  -----------

    The accompanying notes are an integral part of these statutory financial statements.

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
             STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      1997        1996        1995
                                                    ---------   ---------   ---------
                                                                 ($000)

Capital and surplus -- beginning of year            $ 303,113   $ 238,334   $  91,285
                                                    ---------   ---------   ---------
  Net income......................................     74,042      67,995      42,858
  Change in net unrealized capital gains (losses)
   on common stocks and other invested assets.....      2,186      (5,171)      1,709
  Change in asset valuation reserve...............     (6,228)        568      (5,588)
  Change in non-admitted assets...................     (1,313)      1,387      (1,944)
  Aggregate write-ins for surplus (See Note 3)....          0           0       8,080
  Dividends to shareholder........................          0           0     (10,000)
  Paid-in surplus.................................          0           0     111,934
                                                    ---------   ---------   ---------
  Change in capital and surplus...................     68,687      64,779     147,049
                                                    ---------   ---------   ---------
  Capital and surplus -- end of year..............  $ 371,800   $ 303,113   $ 238,334
                                                    ---------   ---------   ---------
                                                    ---------   ---------   ---------

    The accompanying notes are an integral part of these statutory financial statements.

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                       STATUTORY STATEMENTS OF CASH FLOWS

                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                       1997          1996          1995
                                                    -----------   -----------   -----------
                                                                    ($000)
Operations
  Premiums, annuity considerations and fund
   deposits.......................................  $ 2,277,874   $ 2,147,627   $ 1,253,511
  Investment income...............................      101,991       106,178        78,328
  Other income....................................    4,381,718     4,396,892     2,253,466
                                                    -----------   -----------   -----------
    Total income..................................    6,761,583     6,650,697     3,585,305
                                                    -----------   -----------   -----------
  Benefits Paid...................................      529,733       338,998       277,965
  Federal income taxes (received) paid on
   operations.....................................      (14,499)       28,857       208,423
  Other expenses..................................    5,754,725     6,254,139     2,664,385
                                                    -----------   -----------   -----------
  Total benefits and expenses.....................    6,269,959     6,621,994     3,150,773
                                                    -----------   -----------   -----------
  Net cash from operations........................      491,624        28,703       434,532
                                                    -----------   -----------   -----------
Proceeds from Investments
  Bonds...........................................      614,413       871,019       287,941
  Common stocks...................................       11,481        72,100            52
  Other...........................................          152            10            28
                                                    -----------   -----------   -----------
    Net investment proceeds.......................      626,046       943,129       288,021
                                                    -----------   -----------   -----------
Taxes Paid on Capital Gains.......................            0           936           226
Paid-In Surplus...................................            0             0       111,934
  Other Cash Provided.............................            0        41,998        28,199
                                                    -----------   -----------   -----------
    Total Proceeds................................    1,117,670     1,012,894       862,460
                                                    -----------   -----------   -----------
Cost of Investments Acquired
  Bonds...........................................      848,267       914,523       720,521
  Common stocks...................................       28,302        82,495        35,794
  Mortgage loans..................................       85,103             0             0
  Miscellaneous applications......................       18,548           130         2,146
                                                    -----------   -----------   -----------
    Total Investments Acquired....................      980,220       997,148       758,461
                                                    -----------   -----------   -----------
Other Cash Applied
  Dividends paid to stockholders..................            0             0        10,000
  Other...........................................        4,848        12,220         5,007
                                                    -----------   -----------   -----------
    Total other cash applied......................        4,848        12,220        15,007
                                                    -----------   -----------   -----------
      Total applications..........................      985,068     1,009,368       773,468
                                                    -----------   -----------   -----------
Net Change in Cash and Short-Term Investments.....      132,602         3,526        88,992
  Cash and Short-Term Investments, Beginning of
   Year...........................................      176,830       173,304        84,312
                                                    -----------   -----------   -----------
  Cash and Short-Term Investments, End of Year....  $   309,432   $   176,830   $   173,304
                                                    -----------   -----------   -----------
                                                    -----------   -----------   -----------

    The accompanying notes are an integral part of these statutory financial statements.

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                    NOTES TO STATUTORY FINANCIAL STATEMENTS
                               DECEMBER 31, 1997
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION

ITT Hartford Life and Annuity Insurance Company ("ILA" or "the Company"), formerly known as ITT Life Insurance Corporation, is a wholly owned subsidiary of Hartford Life Insurance Company ("HLIC"), which is an indirect subsidiary of Hartford Life, Inc. ("HLI"), which is majority owned by The Hartford Financial Services Group, Inc. ("The Hartford"), formerly a wholly owned subsidiary of ITT Corporation ("ITT"). On February 10, 1997, HLI filed a registration statement, as amended, with the Securities and Exchange Commission relating to the initial public offering of HLI Class A Common Stock (the "Offering"). Pursuant to the Offering on May 22, 1997, HLI sold to the public 26 million shares, representing 18.6% of the equity ownership of HLI. On December 19, 1995, ITT Corporation distributed all the outstanding shares of The Hartford to ITT shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, The Hartford became an independent, publicly traded company. During 1996, ILA re-domesticated from the State of Wisconsin to the State of Connecticut.

    ILA offers a complete line of ordinary and universal life insurance, individual annuities and certain supplemental accident and health benefit coverages.

BASIS OF PRESENTATION

The accompanying ILA statutory financial statements were prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the State of Connecticut Department of Insurance.

    The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The most significant estimates are for determining the liability for aggregate reserves for future benefits and the liability for premium and other deposit funds. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

    Statutory accounting practices and generally accepted accounting principles ("GAAP") differ in certain significant respects. These differences principally involve:

    (1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, premium taxes, etc.) which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life of the policy;

 (2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, for universal life policies and investment products, generally, are only recorded for policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders and the retrospective deposit method is used in accounting for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit. The prospective deposit method is used for GAAP purposes where investment margins are the primary source of profit;

 (3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC which may vary considerably from interest and mortality assumptions used for GAAP financial reporting;

 (4) providing for income taxes based on current taxable income (tax return) only for statutory purposes, rather than establishing additional assets or liabilities for deferred Federal income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial reporting and tax return purposes;

 (5) excluding certain GAAP assets designated as non-admitted assets (e.g., past due agents' balances and furniture and equipment) from the balance sheet for statutory purposes by directly charging surplus;

 (6) establishing accruals for post-retirement and post-employment health care benefits on an option basis, using a twenty year phase-in approach, whereas GAAP liabilities are recorded upon adoption of the applicable standard;

 (7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve); as well as the deferral and amortization of realized gains and losses, motivated by changes in interest rates during the period the asset is held, into income over the remaining life to maturity of the asset sold (Interest Maintenance Reserve); whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

 (8) the reporting of reserves and benefits net of reinsurance ceded, where risk transfer has taken place; whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets;

 (9) the reporting of fixed maturities at amortized cost, whereas GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's bonds were classified on a GAAP basis as "available-for-sale" and accordingly, those investments and common stocks were reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Net unrealized capital gains (losses) on securities net of tax". For statutory reporting purposes, Change in Net Unrealized Capital Gains (Losses) on Common Stocks and Other Invested Assets includes the change in unrealized gains (losses) on common stock reported at fair value; and

(10) separate account liabilities are valued on the Commissioner's Annuity Reserve Valuation Method ("CARVM"), with the surplus generated recorded as a liability to the general account (and a contra liability on the balance sheet of the general account), whereas GAAP liabilities are valued at account value.

    As of and for the years ended December 31, 1997, 1996 and 1995, the significant differences between statutory and GAAP basis net income and capital and surplus for the Company are summarized as follows:

                                    1997          1996         1995
                                ------------   ----------   ----------
GAAP Net Income...............  $     58,050   $   41,202   $   38,821
Amortization and
 deferral of policy
 acquisition costs............      (345,658)    (341,572)    (174,341)
Change in unearned revenue
 reserve......................         4,641       55,504       32,300
Deferred taxes................        47,113        2,090        2,801
Separate accounts.............       282,818      306,978      146,635
Other, net....................        27,078        3,793       (3,358)
                                ------------   ----------   ----------
Statutory Net Income..........  $     74,042   $   67,995   $   42,858
                                ------------   ----------   ----------
                                ------------   ----------   ----------

                                    1997          1996         1995
                                ------------   ----------   ----------
GAAP Capital and
 Surplus......................  $    570,469   $  503,887   $  455,541
Deferred policy acquisition
 costs........................    (1,283,771)    (938,114)    (596,542)
Unearned revenue reserve......       134,789      130,148       74,644
Deferred taxes................        64,522       12,823        1,493
Separate accounts.............       923,040      640,101      333,123
Asset valuation reserve.......       (13,670)      (7,442)      (8,010)
Unrealized gains (losses) on
 bonds........................        13,943        5,112       (1,696)
Adjustment relating to Lyndon
 contribution (see Note 3)....       (41,277)     (41,277)     (41,277)
Other, net....................         3,755       (2,125)      21,058
                                ------------   ----------   ----------
Statutory Capital and
 Surplus......................  $    371,800   $  303,113   $  238,334
                                ------------   ----------   ----------
                                ------------   ----------   ----------

AGGREGATE RESERVES FOR FUTURE BENEFITS AND LIABILITY FOR PREMIUM AND OTHER DEPOSIT FUNDS

Aggregate reserves for payment of future life, health and annuity benefits were computed in accordance with actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables and various valuation rates ranging from 2.5% to 6%. Accumulation and on-benefit annuity reserves are based principally on individual annuity tables at various rates ranging from 2.5% to 8.75% and using CARVM. Accident and health reserves are established using a two year preliminary term method and morbidity tables based on Company experience.

    ILA has established separate accounts to segregate the assets and liabilities of certain annuity contracts that must be segregated from the Company's general assets under the terms of the contracts. The assets consist primarily of marketable securities reported at market value. Premiums, benefits and expenses of these contracts are reported in the Statutory Statements of Income.

INVESTMENTS

Investments in bonds are carried at amortized cost. Bonds which are deemed ineligible to be held at amortized cost by the NAIC Securities Valuation Office ("SVO") are carried at the appropriate SVO published value. When a permanent reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Common stocks are carried at fair value with the current year change in the difference from cost reflected in surplus. Other invested assets are generally recorded at fair value.

    The Asset Valuation Reserve ("AVR") is designed to provide a standardized reserving process for realized and unrealized losses due to default and equity risks associated with invested assets. The reserve increased by $6,228 in 1997, decreased by $568 in 1996 and increased by $5,588 in 1995. Additionally, the Interest Maintenance Reserve

("IMR") captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the remaining life of the mortgage loan or bond sold. Realized capital gains and losses, net of taxes not included in IMR are reported in the Statutory Statements of Income. Realized investment gains and losses are determined on a specific identification basis. The amount of net capital losses reclassified from the IMR was $719 in 1997 and the amount of net capital gains reclassified was $1,413 and $39 in 1996 and 1995, respectively. The amount of income amortized was $85, $392 and $256 in 1997, 1996 and 1995, respectively.

OTHER LIABILITIES
The amount reflected in other liabilities includes a receivable from the separate accounts of $923 million and $640 million as of December 31, 1997 and 1996, respectively. The balances are classified in accordance with NAIC accounting practices.
MORTGAGE LOANS
Mortgage loans, carried at cost, which approximates fair value, include investments in assets backed by mortgage loan pools.

 2. INVESTMENTS:

(A) COMPONENTS OF NET INVESTMENT INCOME

                                  1997     1996      1995
                                --------  -------  --------
Interest income from bonds and
 short-term investments.......  $100,475  $89,940  $ 76,100
Interest income from policy
 loans........................     1,958    1,846     1,504
Interest and dividends from
 other investments............     1,005    7,864     2,288
                                --------  -------  --------
Gross investment income.......   103,438   99,650    79,892
Less: investment expenses.....     1,153    1,209     1,105
                                --------  -------  --------
Net investment income.........  $102,285  $98,441  $ 78,787
                                --------  -------  --------
                                --------  -------  --------

(B) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON COMMON STOCKS

                                        1997     1996      1995
                                      --------  -------  --------
Gross unrealized capital gains at
 end of year........................  $    537  $   713  $  1,724
Gross unrealized capital losses at
 end of year........................    (1,820)  (4,160)        0
                                      --------  -------  --------
Net unrealized capital (losses)
 gains..............................    (1,283)  (3,447)    1,724
Balance at beginning of year........    (3,447)   1,724        15
                                      --------  -------  --------
Change in net unrealized capital
 gains (losses) on common stocks....  $  2,164  $(5,171) $  1,709
                                      --------  -------  --------
                                      --------  -------  --------

(C) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON BONDS AND SHORT-TERM INVESTMENTS

                                       1997      1996       1995
                                      -------  --------   --------
Gross unrealized capital gains at
 end of year........................  $23,357  $ 11,821   $ 22,251
Gross unrealized capital losses at
 end of year........................   (1,906)   (3,842)    (1,374)
                                      -------  --------   --------
Net unrealized capital gains........   21,451     7,979     20,877
Balance at beginning of year........    7,979    20,877     33,732
                                      -------  --------   --------
Change in net unrealized capital
 gains (losses) on bonds and
 short-term investments.............  $13,472  $(12,898)  $ 54,609
                                      -------  --------   --------
                                      -------  --------   --------

(D) COMPONENTS OF NET REALIZED CAPITAL GAINS

                                            1997      1996     1995
                                           -------   -------  ------
Bonds and short-term investments.........  $  (120)  $ 2,756  $   56
Common stocks............................        0         0      52
Real estate and other....................      114         0       0
                                           -------   -------  ------
Realized capital (losses) gains..........       (6)    2,756     208
Capital gains (benefit) tax..............     (831)      936    (205)
                                           -------   -------  ------
Net realized capital gains, after tax....      825     1,820     413
Less: IMR capital (losses) gains.........     (719)    1,413      39
                                           -------   -------  ------
Net realized capital gains...............  $ 1,544   $   407  $  374
                                           -------   -------  ------
                                           -------   -------  ------

(E) OFF-BALANCE SHEET INVESTMENTS

The Company had no significant financial instruments with off-balance sheet risk as of December 31, 1997 and 1996.

(F) CONCENTRATION OF CREDIT RISK

Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.

(G) BONDS, SHORT-TERM INVESTMENTS AND COMMON STOCKS

                                                               GROSS        GROSS
                                                AMORTIZED    UNREALIZED   UNREALIZED      FAIR
1997                                              COST         GAINS        LOSSES        VALUE
---------------------------------------------  -----------   ----------   ----------   -----------
U.S. government and government agencies and
 authorities:
  Guaranteed and sponsored...................  $    11,114     $    55      $   (51)   $    11,118
  Guaranteed and sponsored -- asset-backed...       55,506       1,056         (269)        56,293
States, municipalities and political
 subdivisions................................       26,404         329            0         26,733
International governments....................        7,609         500            0          8,109
Public utilities.............................       73,024         754         (132)        73,646
All other corporate..........................      517,715      14,110         (704)       531,121
All other corporate -- asset-backed..........      630,069       5,005         (739)       634,335
Short-term investments.......................      277,330          33           (8)       277,355
Certificates of deposit......................       93,770       1,515           (3)        95,282
Parents, subsidiaries and affiliates.........       86,100           0            0         86,100
                                               -----------   ----------   ----------   -----------
Total bonds and short-term investments.......  $ 1,778,641     $23,357      $(1,906)   $ 1,800,092
                                               -----------   ----------   ----------   -----------
                                               -----------   ----------   ----------   -----------

                                                               GROSS        GROSS
                                                             UNREALIZED   UNREALIZED      FAIR
1997                                              COST         GAINS        LOSSES        VALUE
---------------------------------------------  -----------   ----------   ----------   -----------
Common stock -- unaffiliated.................  $    30,307     $   537      $     0    $    30,844
Common stock -- affiliated...................       35,384           0       (1,820)        33,564
                                               -----------   ----------   ----------   -----------
Total common stocks..........................  $    65,691     $   537      $(1,820)   $    64,408
                                               -----------   ----------   ----------   -----------
                                               -----------   ----------   ----------   -----------

                                                               GROSS        GROSS
                                                AMORTIZED    UNREALIZED   UNREALIZED      FAIR
1997                                              COST         GAINS        LOSSES        VALUE
---------------------------------------------  -----------   ----------   ----------   -----------
U.S. government and government agencies and
 authorities:
  Guaranteed and sponsored...................  $    58,761     $     6      $  (195)   $    58,572
  Guaranteed and sponsored -- asset-backed...       78,237       1,477         (609)        79,105
States, municipalities and political
 subdivisions................................       25,958         163           (2)        26,119
International governments....................        7,447         205            0          7,652
Public utilities.............................       70,116         396         (424)        70,088
All other corporate..........................      410,530       6,357       (1,355)       415,532
All other corporate -- asset-backed..........      485,953       2,654       (1,081)       487,526
Short-term investments.......................      148,094           0          (66)       148,028
Certificates of deposit......................       83,378         563         (110)        83,831
Parents, subsidiaries and affiliates.........       48,100           0            0         48,100
                                               -----------   ----------   ----------   -----------
Total bonds and short-term investments.......  $ 1,416,574     $11,821      $(3,842)   $ 1,424,553
                                               -----------   ----------   ----------   -----------
                                               -----------   ----------   ----------   -----------

                                                               GROSS        GROSS
                                                             UNREALIZED   UNREALIZED      FAIR
1997                                              COST         GAINS        LOSSES        VALUE
---------------------------------------------  -----------   ----------   ----------   -----------
Common stock -- unaffiliated.................  $    13,064     $   713      $     0    $    13,777
Common stock -- affiliated...................       35,379           0       (4,160)        31,219
                                               -----------   ----------   ----------   -----------
Total common stocks..........................  $    48,443     $   713      $(4,160)   $    44,996
                                               -----------   ----------   ----------   -----------
                                               -----------   ----------   ----------   -----------

    The amortized cost and estimated fair value of bonds and short-term investments at December 31, 1997 by management's anticipated maturity are shown below. Asset-backed securities are distributed to maturity year based on ILA's estimate of the rate of future prepayments of principal over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting borrowers' rights to call or prepay their obligations.

                                               AMORTIZED    ESTIMATED
MATURITY                                          COST     FAIR VALUE
---------------------------------------------  ----------  -----------
Due in one year or less......................  $  424,518  $   696,203
Due after one year through five years........     586,980      708,365
Due after five years through ten years.......     451,963      295,896
Due after ten years..........................     315,180       99,628
                                               ----------  -----------
  Total......................................  $1,778,641  $ 1,800,092
                                               ----------  -----------
                                               ----------  -----------

    Proceeds from sales of investments in bonds and short-term investments during 1997, 1996 and 1995 were $367,626, $668,078 and $313,961, respectively, resulting in gross realized gains of $964, $3,675 and $1,419, respectively, and gross realized losses of $1,084, $919 and $1,263, respectively, before transfers to IMR. The Company had realized gains of $52 during 1995 from a capital gain distribution.

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

    BALANCE SHEET ITEMS (IN MILLIONS):

                                                      1997                 1996
                                               ------------------   ------------------
                                               CARRYING    FAIR     CARRYING    FAIR
                                                AMOUNT     VALUE     AMOUNT     VALUE
                                               --------   -------   --------   -------
ASSETS
  Bonds and short-term investments...........   $1,778    $ 1,800    $1,417    $ 1,425
  Common stocks..............................       64         64        45         45
  Policy loans...............................       37         37        29         29
  Mortgage loans.............................       85         85         0          0
  Other invested assets......................       21         21         3          3
LIABILITIES
  Liabilities on investment contracts........   $1,911    $ 1,835    $1,245    $ 1,191

    The carrying amounts for policy loans approximates fair value. The fair value of liabilities on investment contracts are determined by forecasting future cash flows and discounting the forecasted cash flows at current market rates.
 3. RELATED PARTY TRANSACTIONS:

    Transactions between the Company and its affiliates within The Hartford relate principally to tax settlements, reinsurance, service fees, capital contributions and payments of dividends. The Company has also invested in bonds of its subsidiaries, Hartford Financial Services Corporation and HL Investment Advisors, Inc., and common stock of its subsidiary, ITT Hartford Life, LTD.

    On June 30, 1995, the assets of Lyndon Insurance Company were contributed to ILA. As a result, ILA received approximately $365 million in bonds and short-term investments, common stocks and cash, $28 million in policy reserves, $187 million of current tax liability, $26 million in IMR, $8 million in AVR (offset by an aggregate write-in to surplus), and $4 million of other liabilities. The assets in excess of liabilities of $112 million were recorded as an increase to paid-in surplus.

    For additional information, see Note 5.

 4. FEDERAL INCOME TAXES:

    The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were to file separate Federal, state and local income tax returns.

    As long as The Hartford continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of HLI, the Company will be included for Federal income tax purposes in the consolidated group of which The Hartford is the common parent. It is the current intention of The Hartford and its subsidiaries to continue to file a single consolidated Federal income tax return. The Company will continue to remit (receive from) The Hartford a current income tax provision (benefit) computed in accordance with such tax sharing agreement. Federal income taxes (received) paid by the Company were $(14,499), $29,792 and $215,921 in 1997, 1996 and 1995, respectively. The effective tax rate was (26)%, 22% and 25% in 1997, 1996 and 1995, respectively. The following schedule provides a reconciliation of the tax provision at the U.S. Federal Statutory rate to Federal income tax (benefit) expense (in millions).

                                               1997    1996    1995
                                               -----   -----   -----
Tax provision at U.S. Federal statutory
 rate........................................  $  20   $  30   $  20
Tax deferred acquisition costs...............     25      27       8
Statutory to tax reserve differences.........      1       0       3
Unrealized gain on separate accounts.........    (44)    (21)    (13)
Investments and other........................    (17)    (17)     (4)
                                               -----   -----   -----
Federal income tax (benefit) expense.........  $ (15)  $  19   $  14
                                               -----   -----   -----
                                               -----   -----   -----

 5. CAPITAL AND SURPLUS AND SHAREHOLDER
   DIVIDEND RESTRICTIONS:

    The maximum amount of dividends which can be paid, without prior approval, by State of Connecticut insurance companies to shareholders is subject to restrictions relating to statutory surplus. Dividends are paid as determined by the Board of Directors and are not cumulative. No dividends were paid in 1997 or 1996. ILA paid dividends of $10 million to its parent, HLIC, in 1995. As a result of the Distribution by ITT, the assets of ITT Lyndon Insurance Company (Lyndon) were contributed to ILA in June 1995. Substantially all the business was removed from Lyndon prior to the contribution. The amount of assets which exceeded liabilities at the contribution date ($112 million) was included in paid-in surplus.

 6. PENSION PLANS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

    The Company's employees are included in The Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of HLIC's group pension contracts. Pension expense was $265, $358, and $1,034 in 1997, 1996 and 1995, respectively. Liabilities for the plan are held by The Hartford.

    The Company also participates in The Hartford's Investment and Savings Plan, which includes a deferred compensation option under IRC section 401(k) and an ESOP allocation under IRC section 404(k). The liabilities for these plans are included in the financial statements of The Hartford. The cost to ILA was not material in 1997, 1996 and 1995.

    The Company's employees are included in The Hartford's contributory defined health care and life insurance benefit plans. These plans provide health care and life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal or early retirement age while still working for the Company. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Amounts allocated by The Hartford for post-retirement health care and life insurance benefits expense (not including provisions for accrual of post-retirement benefit obligations) are immaterial. The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 8.5% for 1997, decreasing ratably to 6% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated post-retirement benefit obligation and the annual expense. The cost to ILA was not material in 1997, 1996 and 1995.

    Post-employment benefits are primarily comprised of obligations to provide medical and life insurance to employees on long-term disability. Post-employment benefit expense was not material in 1997, 1996 and 1995.

 7. REINSURANCE:

    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve ILA of its primary liability. ILA also assumes insurance from other insurers.

    Life insurance net retained premiums were comprised of the following:

                                      1997      1996      1995
                                    --------  --------  --------
Direct premiums...................  $266,427  $226,612  $159,918
Premiums assumed..................    51,630    33,817    13,299
Premiums ceded....................   (21,412)  (10,185)   (7,425)
                                    --------  --------  --------
Premiums and annuity
 considerations...................  $296,645  $250,244  $165,792
                                    --------  --------  --------
                                    --------  --------  --------

    The Company cedes to RGA Reinsurance Company, on a modified coinsurance basis, 80% of the variable annuity business written since 1994.

 8. SEPARATE ACCOUNTS:

    The Company maintains separate account assets and liabilities totaling $23.2 billion and $14.6 billion at December 31, 1997 and 1996, respectively. Separate account assets are reported at fair value and separate account liabilities are determined in accordance with CARVM, which approximates the market value less applicable surrender charges. Separate account assets are segregated from other investments, the policyholder assumes the investment risk, and the investment income and gains and losses accrue directly to the policyholder. Separate account management fees, net of minimum guarantees, were $252 million, $144 million and $72 million in 1997, 1996 and 1995, respectively, and are recorded as a component of other revenues on the Statutory Statements of Income.

 9. COMMITMENTS AND CONTINGENCIES:

    As of December 31, 1997 and 1996, the Company had no material contingent liabilities, nor had the Company committed any surplus funds for any contingent liabilities or arrangements. The Company is involved in various legal actions which have arisen in the normal course of its business. In the opinion of management, the ultimate liability with respect to such lawsuits as well as other contingencies is not considered to be material in relation to the results of operations and financial position of the Company.

    Under insurance guaranty laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on ILA under these laws cannot be reasonably estimated. Most of the laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the Company in certain states. ILA paid guaranty fund assessments of $1,544, $1,262 and $1,684 in 1997, 1996 and 1995,
respectively. ILA incurred guaranteed fund expense of $548 in 1997 and 1996 and $0 in 1995.

                          CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

     The facing sheet.

     The prospectus consisting of 60 pages.


     The undertaking to file reports.

     The Rule 484 undertaking.

     The signatures.

(1) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

     (A1) Resolution of Board of Directors of Hartford Life and Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account. (1)
     (A2)      Not Applicable.

     (A3a)     Principal Underwriting Agreement.(2)

     (A3b)     Forms of Selling Agreements.(2)

     (A3c)     Not applicable.

     (A4)      Not Applicable.

     (A5)      Form of Modified Single Premium Variable Life Insurance
               Policy.(1)

     (A6a)     Certificate of Incorporation of Hartford.(3)


     (A6b)     Bylaws of Hartford.(2)

-------------------------

(1) Incorporated by reference to Post Effective No. 2, to the Registration State File No. 33-83650, dated May 1, 1995.

(2) Incorporated by reference to Post Effective Amendment No. 3, to the Registration Statement File No. 33-83650, dated May 1, 1996.


(3) Incorporated by reference to the Initial Filing to the Registration Statement File No. 333-52637, filed on May 14, 1998.

     (A7)      Not Applicable.

     (A8)      Not Applicable.

     (A9)      Not Applicable.

     (A10) Form of Application for Modified Single Premium Variable Life Insurance Policies.1

     (A11)     Memorandum describing transfer and redemption procedures.(1)

(2) Opinion and consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(3) No financial statement will be omitted from the Prospectus pursuant to Instruction 1 (b) or (c) of Part I.

(4)  Not Applicable.

(5)  Opinion and Consent of Michael Winterfield, FSA, MAAA.


(6)  Consent of Arthur Andersen LLP, Independent Public Accountants.


(7)  Power of Attorney.


(8)  Not applicable.

                      REPRESENTATION OF REASONABLENESS OF FEES

  Hartford Life and Annuity Insurance Company ("Hartford") hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                            UNDERTAKING TO FILE REPORTS


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

            UNDERTAKINGS AND REPRESENTATIONS AS REQUIRED BY RULE 6E-3(T)

1. Separate Account Five meets the definition of "Separate Account" under Rule 6e-3(T).

2. Hartford undertakes to keep and make available to the Commission upon request any documents used to support any representation as to the reasonableness of fees.

                           UNDERTAKING ON INDEMNIFICATION

Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat.
Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they becomes subject by reason of being or having been an employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.

The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.

Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify a only a director that was successful on the merits in a suit, under
Article III, Section 1 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant for (1) any claims and liabilities to which they become subject by reason of being or having been a directors or officers of the company and legal and (2) other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.

Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

INFORMATION REGARDING CERTAIN SALES LOADS, ADMINISTRATIVE, MANAGEMENT AND OTHER FEES

Separate Account Five of ^ Hartford Life and Annuity Insurance Company was established to separate the assets funding the Policies from other assets of Hartford. In addition to the Policies described in this Prospectus the Separate Account holds assets of several other Registration Statements. In 1995, the Separate Account received approximately $33,918,567 in policyholder premiums.
In the same year it charged policyholders approximately $273,433 in sales load, administrative, management and other fees ("Separate Account Charges"). In 1996 policyholder premium was $102,373,233 with the associated Separate Account Charges equaled approximately $2,077,269. In 1997 policyholder premium for the entire Separate Account equaled $94,278,990 with

Separate Account Charges for the same time period being $4,874,894.


OFFICERS AND DIRECTORS

The principal underwriter for Hartford Life and Annuity Insurance Company Separate Account Five is Hartford Securities Distribution Company, Inc. The following is a list of Officers and Directors:

     Name and Principal          Positions and Offices
      Business Address             With Underwriter
     ------------------          ---------------------

     Lowndes A. Smith           President and Chief Executive Officer, Director


     Thomas M. Marra            Executive Vice President, Director
     Peter W. Cummins           Senior Vice President
     Lynda Godkin               Senior Vice President, General Counsel and
                                   Corporate Secretary
     Donald E. Waggaman, Jr.    Treasurer
     George R. Jay              Controller




     Unless otherwise indicated, the principal business address of each the above individuals is P. O. Box 2999, Hartford, Connecticut 06104-2999.

                                      SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and attested, all in the Town of Simbury, and State of Connecticut, on the 12th of February, 1999.



HARTFORD LIFE AND ANNUITY INSURANCE
COMPANY - SEPARATE ACCOUNT FIVE (Registrant)

By:  David T. Foy
   -------------------------------------
   David T. Foy, Senior Vice President and Treasurer

HARTFORD LIFE AND ANNUITY INSURANCE
COMPANY (Depositor)

By:  David T. Foy
   -------------------------------------
   David T. Foy, Senior Vice President and Treasurer

                                     By: /s/ Marianne O'Doherty
                                         -----------------------
                                             Marianne O'Doherty
                                             Attorney-In-Fact


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


Gregory A. Boyko, Senior Vice
  President, Director*
Lynda Godkin, Senior Vice President
  General Counsel and Corporate
  Secretary, Director*
Thomas M. Marra, Executive Vice              *By: /s/ Marianne O'Doherty
  President and Director, Individual             -----------------------
  Life and Annuity Division, Director*            Marianne O'Doherty
Lowndes A. Smith, President and                   Attorney-In-Fact
  Chief Executive Officer,
  Director*                                  Dated: February 12, 1999
David M. Znamierowski, Senior                      ---------------
  Vice President, Director*

                                   EXHIBIT INDEX







(2) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary.

(5)        Opinion and Consent of Michael Winterfield, FSA, MAAA.


(6)        Consent of Arthur Andersen LLP, Independent Public Accountants.


(7)        Power of Attorney.